                                                Filed Pursuant to Rule 424(b)(4)
                                                           File Number 333-73153

PROSPECTUS

                               4,000,000 Shares

[LOGO OF COPPER MOUNTAIN]

                                 COMMON STOCK

                               ----------------

COPPER MOUNTAIN NETWORKS, INC. IS OFFERING 4,000,000 SHARES OF ITS COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING.

                               ----------------

THE COMMON STOCK HAS BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "CMTN."

                               ----------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                               ----------------

                               PRICE $21 A SHARE

                               ----------------

                                                               UNDERWRITING   PROCEEDS TO
                                                  PRICE TO    DISCOUNTS AND      COPPER
                                                   PUBLIC      COMMISSIONS      MOUNTAIN
                                                  --------    -------------   -----------
Per Share....................................      $21.00         $1.47          $19.53
Total........................................   $84,000,000     $5,880,000    $78,120,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Copper Mountain has granted the underwriters the right to purchase up to an additional 600,000 shares to cover any over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on May 18, 1999.

                               ----------------

MORGAN STANLEY DEAN WITTER

                                BANCBOSTON ROBERTSON STEPHENS

                                                          DAIN RAUSCHER WESSELS
                                                              a division of
                                                              Dain Rauscher
                                                              Incorporated

May 12, 1999

                           [INSIDE FRONT COVER PAGE]

                    PHOTOGRAPHS, DESCRIPTIONS AND CAPTIONS

1. Top Caption: Copper Mountain Networks is a Leading Supplier of DSL Communications Products

2. Top: Color photo of CopperEdge DSL access concentrator, one of our products. Caption: CopperEdge DSL Access Concentrators. CopperEdge DSL Access Concentrators enable Competitive Local Exchange Carriers (CLECs), Incumbent Local Exchange Carriers (ILECs), Internet service providers and multi-tenant unit service providers to deploy high-speed Internet and remote LAN access services at competitive rates using ordinary copper telephone wiring. CopperEdge allows DSL users to access network services at speeds ranging from 128 kbps to 1.544 Mbps.

3. Center: Color photo of CopperRocket DSL access device, one of our products.
   Caption: CopperRocket DSL Devices. CopperRocket customer premise equipment
   (CPE) is used by teleworkers, small and medium businesses and other DSL users. The CopperRocket provides high-performance, always-on, dedicated Internet and LAN access. Users improve productivity while obtaining more affordable telecommunications costs. Multiple speeds from 128 kbps to 1.544 Mbps fit today's budget and bandwidth needs.

4. Bottom: Color photo of a computer monitor. Caption: CopperView Network Management Tools. CopperView network management tools allow carriers to easily configure, diagnose and monitor their DSL networks end-to-end from one site, match service offerings to the budget and bandwidth needs of each customer and--with the touch of a button--migrate a user to a higher-speed service in real time.

                    [INTERIOR FOLD-OUT OF FRONT COVER PAGE]

              IMAGES, DIAGRAM, DIAGRAM DESCRIPTIONS AND CAPTIONS

1. Left side: Captions describing four key benefits of Copper Mountain's solution:

    . Support for Business Applications: Our products enable telecommunications service providers to deliver business services such as high-speed Internet access, corporate networking, teleworking and remote PBX extension.

    . Full Coverage DSL: Our SDSL and IDSL-based products allow our telecommunications service provider customers the flexibility and range to reach their targeted customers.

    . Multi-Vendor CPE Interoperability: We have partnered with third-party DSL CPE manufacturers through the CopperCompatible(TM) program to develop a broad line of modems, routers and other innovative CPE which are compatible with our CopperEdge DSL Access Concentrators.

    . Trouble-Free Operations: Our products are designed to reduce installation and support requirements for our customers while allowing large scale central-office based deployment of DSL solutions with a zero-installation "plug and play" DSL CPE that eliminates complex configuration issues for the end user.

2. Center: Diagram of a communications network of a metropolitan CLEC's DSL deployment with a CLEC metro office, multiple ILEC central offices with CopperEdge DSL access concentrators, multi-tenant building with a CopperEdge DSL access concentrator, and multiple small office, home office and residential subscribers with access devices and corporate, Internet service provider and Internet data services. Caption: CLEC Metropolitan DSL Network Enabled by Copper Mountain Networks.

3. Right side: Color logos of the following customers of Copper Mountain:
   NorthPoint Communications, Inc.; UUNET, a subsidiary of MCI WorldCom, Inc.; ICG Communications, Inc.; Rhythms NetConnections Inc.; InterAccess; JATO Communications Corporation; Pacific Crest Networks, Inc.; and OnSite Access LLC. Caption: Copper Mountain's CLEC Customers Deploy DSL Nationwide.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Prospectus Summary.......................................................    4
Risk Factors.............................................................    6
Special Note Regarding Forward-Looking Statements........................   19
Use of Proceeds..........................................................   20
Dividend Policy..........................................................   20
Capitalization...........................................................   21
Dilution.................................................................   22
Selected Financial Data..................................................   23
Management's Discussion and Analysis of Financial Condition and Operating
 Results.................................................................   24

                                                                            PAGE
                                                                            ----
Business...................................................................  34
Management.................................................................  46
Certain Transactions.......................................................  55
Principal Stockholders.....................................................  57
Description of Capital Stock...............................................  60
Shares Eligible for Future Sale............................................  62
Underwriters...............................................................  64
Legal Matters..............................................................  66
Experts....................................................................  66
Additional Information.....................................................  66
Index to Financial Statements.............................................. F-1

  We are a Delaware corporation. Our principal executive offices are located at 2470 Embarcadero Way, Palo Alto, California 94303, and our telephone number is (650) 858-8500. Our fiscal year ends on December 31. We maintain a worldwide web site at www.coppermountain.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at this site. CopperThrottle and the Copper Mountain logo are registered trademarks of Copper Mountain. Copper Mountain, CopperEdge, CopperView, CopperCompatible, CopperCraft and CopperRocket are unregistered trademarks of Copper Mountain. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

  Except as otherwise noted, all information in this prospectus assumes (1) the conversion of all outstanding shares of our preferred stock into common stock on a three-for-two basis upon the completion of this offering, and (2) no exercise of the underwriters' over-allotment option. In addition, all common share numbers and common per share data in this prospectus reflect a three-for-two stock split effected on November 25, 1998.

  UNTIL JUNE 6, 1999 (25 DAYS AFTER COMMENCEMENT OF THIS OFFERING), ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

  You should read this summary together with the more detailed information and financial statements and notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters set forth in "Risk Factors."

                                  THE COMPANY

  Copper Mountain is a leading supplier of high-speed digital subscriber line, or DSL, based communications products. Our solutions enable telecommunications service providers to provide high-speed, cost-effective connectivity over the existing copper wire telephone infrastructure to the business, multi-tenant unit and residential markets. We believe there is significant demand for high-speed data access services, especially among business users who have found current solutions to be inadequate or too expensive. Therefore, Copper Mountain has initially focused on producing equipment that supports practical, large-scale deployment of DSL services to businesses and their associated teleworkers.

  The emergence of electronic commerce, business usage of web-based communications, remote access for teleworkers, applications hosting and other services have generated enormous traffic for the existing communications infrastructure. While there are a number of alternatives to deliver high-bandwidth connectivity, we believe that none has the cost, performance and coverage advantages of using the existing copper wire telephone infrastructure. DSL is a technology that was developed to enable telecommunications service providers to exploit this existing infrastructure to provide guaranteed, dedicated bandwidth at a low cost to virtually all businesses and homes in the United States.

  Telecommunications service providers are seeking vendors that have effectively incorporated DSL into communications equipment solutions enabling them to offer cost-effective, full-coverage, high-bandwidth data access services. Our flexible, scalable solution consists of the following products:
CopperEdge DSL access concentrators, CopperRocket DSL customer premise equipment, and CopperView network management tools. Our products offer the following benefits:

  . Support for Business Applications. Our products enable telecommunications service providers to deliver business services such as high-speed Internet access, corporate networking, teleworking and packet-based voice solutions.

  . Full Coverage DSL. Our symmetric DSL and ISDN DSL-based products allow our telecommunications service provider customers the flexibility and range to reach their targeted customers.

  . Multi-Vendor Customer Premise Equipment Interoperability. We have partnered with third-party DSL customer premise equipment manufacturers through our CopperCompatible program to develop a broad line of modems, routers and other innovative customer premise equipment that is compatible with our CopperEdge DSL access concentrators.

  . Trouble Free Operations. Our products are designed to reduce installation and support requirements for our customers while allowing large scale central-office based deployment of DSL solutions with a zero-installation "plug and play" DSL customer premise equipment that eliminates complex configuration issues for the end user.

  Our objective is to be the leading supplier of DSL solutions to telecommunications service providers. We will focus on expanding our presence in the business and multi-tenant building markets. In addition, we will address the emerging opportunities we expect to develop in the residential market as telecommunications service providers seek to offer DSL services to residential subscribers seeking high-speed access. Our products are designed to support future services and technology, and we are currently developing the capability required to support additional services, such as virtual private networking and voice-over-packet, as well as additional DSL variants, to meet evolving telecommunications service provider and subscriber requirements. Finally, we are working to drive interoperability of DSL technology to facilitate faster and broader market acceptance.

  We sell our products through a direct sales force and selected original equipment manufacturers and distributors to telecommunications service providers. As of March 31, 1999, we have sold over 1,300 CopperEdge DSL access concentrators. We have also formed strategic relationships with Lucent Technologies Inc. and 3Com Corporation to allow us to expand our distribution and market presence. In addition, to facilitate faster and broader market acceptance of our solutions, we have promoted a "CopperCompatible" program through which we offer licenses of our DSL customer premise equipment technology to other manufacturers of customer premise equipment. We were incorporated in California in 1996 and reincorporated in Delaware in 1999. Our principal executive offices are located at 2470 Embarcadero Way, Palo Alto, California 94303, and our telephone number is (650) 858-8500.

                                  THE OFFERING

 Common stock offered...............................  4,000,000 shares

 Common stock to be outstanding after the offering.. 22,387,005 shares

 Use of proceeds.................................... We intend to use the net proceeds from the offering
                                                     for general corporate
                                                     purposes, including
                                                     working capital and
                                                     capital expenditures. See
                                                     "Use of Proceeds."

 Proposed Nasdaq National Market symbol............. CMTN

  The above information about the offering is based upon the number of shares of common stock outstanding as of March 31, 1999. It excludes, as of March 31, 1999, (1) 6,585,372 shares of common stock reserved for issuance under our 1996 Equity Incentive Plan and 360,000 shares of common stock reserved for issuance under our 1999 Non-Employee Directors' Stock Option Plan, of which 4,582,225 shares and 180,000 shares, respectively, were subject to outstanding options at weighted average exercise prices of $2.22 per share and $12.00 per share, respectively; (2) 355,706 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.08 per share; and (3) 200,000 shares of common stock issuable upon exercise of outstanding non-qualified stock options at a weighted average exercise price of $12.00 per share. See "Description of Capital Stock," "Management--1996 Equity Incentive Plan" and "Management--1999 Non-Employee Directors' Stock Option Plan."

                             SUMMARY FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The "as adjusted" column in the Balance Sheet Data table below reflects our sale of shares of common stock offered by this prospectus (at an initial public offering price of $21.00 per share) and the application of our net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as described in "Use of Proceeds."

                             MARCH 11, 1996                     THREE MONTHS
                               (INCEPTION)     YEAR ENDED           ENDED
                                THROUGH       DECEMBER 31,        MARCH 31,
                              DECEMBER 31,  -----------------  ----------------
                                  1996        1997     1998     1998     1999
                             -------------- --------  -------  -------  -------
STATEMENT OF OPERATIONS
 DATA:
Net revenue................     $   --      $    211  $21,821  $   317  $13,217
Gross profit (loss)........         --        (1,506)   9,421      100    6,833
Loss from operations.......      (2,225)     (11,187) (10,524)  (3,367)  (1,135)
Net loss...................      (2,181)     (11,016) (10,331)  (3,287)  (1,036)
Pro forma basic and diluted
 net loss per share(1).....                           $  (.62)          $  (.06)
Shares used in computing
 pro forma basic and
 diluted net loss per
 share(1)..................                            16,668            17,544

                                                             AT MARCH 31, 1999
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.........  $18,507  $ 95,877
Working capital...........................................   23,805   101,175
Total assets..............................................   37,393   114,763
Long-term debt and capital lease obligations, less current
 portion..................................................    1,828     1,828
Total stockholders' equity................................   27,585   104,955

--------
(1) Pro forma basic and diluted per share calculations reflect the conversion upon the closing of the offering of all outstanding shares of preferred stock into 15,334,824 shares of common stock.

                                 RISK FACTORS

  This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

COPPER MOUNTAIN HAS A HISTORY OF LOSSES, EXPECTS FUTURE LOSSES AND MAY NOT ACHIEVE OR SUSTAIN ANNUAL PROFITABILITY

  Copper Mountain has had accumulated losses of $24.6 million since its inception and may continue to incur net losses in the future. We anticipate continuing to incur significant sales and marketing, product development and general and administrative expenses and, as a result, we will need to generate significantly higher revenues to achieve and sustain profitability on an annual basis. Copper Mountain has incurred net losses of approximately $2.2 million for the period from inception through December 31, 1996, approximately $11.0 million for fiscal year 1997 and approximately $10.3 million for fiscal year 1998. As of December 31, 1998, we had an accumulated deficit of approximately $23.5 million. Although our revenue has grown in recent quarters, on a year to year basis, we cannot be certain that our revenue growth will continue or increase in the future or that we will realize sufficient revenues to achieve and sustain profitability.

COPPER MOUNTAIN DERIVES ALMOST ALL OF ITS REVENUES FROM A SMALL NUMBER OF CUSTOMERS AND COPPER MOUNTAIN'S REVENUES MAY DECLINE SIGNIFICANTLY IF ANY MAJOR CUSTOMER CANCELS OR DELAYS A PURCHASE OF COPPER MOUNTAIN'S DSL PRODUCTS

  Copper Mountain sells its products predominantly to competitive local exchange carriers. Aggregate sales to our two largest customers accounted for approximately 79% of our total net revenues for the twelve months ended December 31, 1998. Sales to our most significant customers, NorthPoint Communications, Inc. and Rhythms NetConnections, Inc., accounted for approximately 61% and 18% of Copper Mountain's total revenues, respectively, for the twelve months ended December 31, 1998. Accordingly, unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and size of future purchase orders, if any, from our largest customers and, in particular:

  .  the product requirements of these customers,

  .  the financial and operational success of these customers, and

  .  the success of these customers' services deployed using our products.

  The loss of any one of our major customers or the delay of significant orders from such customers, even if only temporary, could among other things reduce or delay our recognition of revenues, harm our reputation in the industry, and reduce our ability to accurately predict cash-flow, and, as a consequence, could materially adversely affect our business, financial condition and results of operations.

  ICG Communications, Inc., which was a significant customer in 1998, recently signed an agreement to sell its digital subscriber line, or DSL, assets, including those already deployed or scheduled for delivery, to NorthPoint Communications and to designate NorthPoint Communications as its preferred DSL provider. As a result, ICG Communications may reduce, or even eliminate, the completion of its own DSL network, and consequently reduce or cease its purchases of our products. For the twelve months ended December 31, 1998, Copper Mountain's total revenues from ICG Communications accounted for approximately 9% of its total revenues.

COPPER MOUNTAIN HAS A LIMITED OPERATING HISTORY UPON WHICH TO BASE YOUR INVESTMENT DECISION

  Copper Mountain has a very limited operating history. We were incorporated in March 1996 and have generated only limited revenues. Due to our limited operating history, it is difficult or impossible for us to predict future results of operations and you should not expect future revenue growth to be comparable to our recent revenue growth. In addition, we believe that comparing different periods of our operating results is not meaningful, as you should not rely on the results for any period as an indication of our future performance. Investors in our common stock must consider our business and prospects in light of the risks and difficulties typically encountered by companies in their early stages of development, particularly those in rapidly evolving markets such as the telecommunications equipment industry. Some of the specific risks include whether we are able:

  . to compete in the intensely competitive market for telecommunications equipment;

  .  to expand our sales, support and distribution organization;

  . to timely and effectively introduce new products and product enhancements; and

  .  to expand our operational infrastructure.

We discuss these and other risks in more detail below.

A NUMBER OF FACTORS COULD CAUSE COPPER MOUNTAIN'S OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY AND CAUSE ITS STOCK PRICE TO BE VOLATILE

  Copper Mountain's quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of its control. If our quarterly or annual operating results do not meet the expectations of securities analysts and investors, the trading price of our common stock could significantly decline. Some of the factors that could affect our quarterly or annual operating results include:

  . the timing and amount of, or cancellation or rescheduling of, orders for our products and services, particularly large orders from our key customers and original equipment manufacturers;

  . our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions;

  . announcements, new product introductions and reductions in price of products offered by our competitors;

  .  a decrease in the average selling prices of our products;

  .  our ability to achieve cost reductions;

  . our ability to obtain sufficient supplies of sole or limited source components for our products;

  .  changes in the prices of our components;

  . our ability to attain and maintain production volumes and quality levels for our products;

  . the mix of products sold and the mix of distribution channels through which they are sold;

  .  fluctuations in demand for our products and services;

  . costs relating to possible acquisitions and integration of technologies or businesses; and

  . telecommunications and DSL market conditions and economic conditions generally.

  Historically, our backlog at the beginning of each quarter has not been equal to expected revenue for that quarter. Accordingly, we are dependent upon obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. In addition, due in part to factors such as the timing of product release dates, purchase orders and product availability, significant volume shipments of products could occur at the end of our fiscal quarter. Failure to ship products by the end of a quarter may adversely affect our operating results. Furthermore, our customers may delay delivery schedules or cancel their orders without notice. Due to these and other factors, quarterly revenues, expenses and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance.

COPPER MOUNTAIN SELLS THE MAJORITY OF ITS PRODUCTS TO EMERGING
TELECOMMUNICATIONS SERVICE PROVIDERS THAT MAY REDUCE OR DISCONTINUE THEIR PURCHASE OF COPPER MOUNTAIN'S PRODUCTS AT ANY TIME

  The customers of Copper Mountain's products to date have predominantly been telecommunications service providers. The market for the services provided by telecommunications service providers who compete against traditional telephone companies has only begun to emerge since the passage of the Telecommunications Act of 1996 (the "Telecom Act"), and many of these service providers are still building their infrastructure and rolling out their services. These telecommunications service providers require substantial capital for the development, construction and expansion of their networks and the introduction of their services. Financing may not be available to emerging telecommunications service providers on favorable terms, if at all. The inability of our current or potential emerging telecommunications service provider customers to acquire and keep customers, to successfully raise needed funds, or to respond to any other trends such as price reductions for their services or diminished demand for telecommunications services generally, could adversely affect their operating results or cause them to reduce their capital spending programs. If our customers are forced to defer or curtail their capital spending programs, our sales to those telecommunication service providers may be adversely affected, which would have a material adverse effect on our business, financial condition and results of operations. In addition, many of the industries in which telecommunications service providers operate have recently experienced consolidation. The loss of one or more of our telecommunications service provider customers, through industry consolidation or otherwise, could reduce or eliminate our sales to such a customer and consequently have a material adverse effect on our business, financial condition and results of operations.

IF DSL TECHNOLOGY AND COPPER MOUNTAIN'S DSL PRODUCT OFFERINGS ARE NOT ACCEPTED BY TELECOMMUNICATIONS SERVICE PROVIDERS, COPPER MOUNTAIN MAY NOT BE ABLE TO SUSTAIN OR GROW ITS BUSINESS

  Copper Mountain's future success is substantially dependent upon whether DSL technology gains widespread market acceptance by telecommunications service providers, of which there are a limited number, and end users of their services. We have invested substantial resources in the development of DSL technology, and all of our products are based on DSL technology. Telecommunications service providers are continuously evaluating alternative high-speed data access technologies and may, at any time, adopt technologies other than the DSL technologies offered by Copper Mountain. Even if telecommunications service providers adopt policies favoring full-scale implementation of DSL technology, they may not choose to purchase our DSL product offerings. In addition, we have limited ability to influence or control decisions made by telecommunications service providers. In the event that the telecommunications service providers to whom we market our products adopt technologies other than the DSL technologies offered by Copper Mountain or choose not to purchase Copper Mountain's DSL product offerings, we may not be able to sustain or grow our business.

UNLESS COPPER MOUNTAIN IS ABLE TO KEEP PACE WITH THE RAPIDLY CHANGING PRODUCT REQUIREMENTS OF ITS CUSTOMERS, IT WILL NOT BE ABLE TO SUSTAIN OR GROW ITS BUSINESS

  The telecommunications and data communications markets are characterized by rapid technological advances, evolving industry standards, changes in end-user requirements, frequent new product introductions and evolving offerings by telecommunications service providers. We believe our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands. Our inability to develop on a timely basis new products or enhancements to existing products, or the failure of such new products or enhancements to achieve market acceptance, could materially adversely affect our business, financial condition and results of operations.

COPPER MOUNTAIN'S PRODUCT CYCLES TEND TO BE SHORT AND COPPER MOUNTAIN MAY INCUR SUBSTANTIAL NON-RECOVERABLE EXPENSES OR DEVOTE SIGNIFICANT RESOURCES TO SALES THAT DO NOT OCCUR WHEN ANTICIPATED

  In the rapidly changing technology environment in which we operate, product cycles tend to be short. Therefore, the resources we devote to product sales and marketing may not generate revenues for us and from time to time we may need to write-off excess and obsolete inventory. In the past, we have experienced such write-offs attributed to the obsolescence of certain printed circuit boards. The Company recorded charges totaling $897,000 and $504,000 for the years ended December 31, 1997 and 1998, respectively, to take into consideration excess inventory levels and obsolete inventory. We also recorded charges for purchase commitments related to obsolete inventory not yet received by December 31, 1997 of approximately $582,000. If we incur substantial sales, marketing and inventory expenses in the future that we are not able to recover, and we are not able to compensate for such expenses, it could have a material adverse effect on our business, financial condition and results of operations.

COPPER MOUNTAIN'S ABILITY TO SUSTAIN OR GROW ITS BUSINESS MAY BE HARMED IF IT IS UNABLE TO DEVELOP AND MAINTAIN CERTAIN STRATEGIC RELATIONSHIPS WITH THIRD PARTIES TO MARKET AND SELL COPPER MOUNTAIN'S PRODUCTS

  Copper Mountain's success will be substantially dependent upon its strategic partnerships, including its recently signed original equipment manufacturer agreements with Lucent Technologies Inc. and 3Com Corporation under which we have agreed to manufacture, co-brand and/or sell our products to Lucent and 3Com. The amount and timing of resources which our strategic partners devote to our business is not within our control. Our strategic partners may not perform their obligations as expected. Agreements with our strategic partners are relatively new, and we cannot be certain that any revenue will be derived from strategic arrangements. If any of our strategic partners breaches or terminates its agreement or fails to perform its obligations under its agreement, we may not be able to sustain or grow our business. In the event that these relationships are terminated, we may not be able to continue to maintain or develop strategic relationships or to replace strategic partners. In addition, any strategic agreements we enter into in the future may not be successful.

  In January 1999, shortly after we entered into our original equipment manufacturer agreement with Lucent, Lucent announced an agreement to acquire Ascend Communications, Inc., a competitor of ours which offers a competing DSL solution. As a result, Lucent may seek to reduce the marketing and/or sales of our products in favor of competitive products manufactured by Ascend. For a further discussion of our strategic relationships with Lucent and 3Com please refer to "Business--Strategic Relationships and Interoperability Partnerships."

INTENSE COMPETITION IN THE MARKET FOR TELECOMMUNICATIONS EQUIPMENT COULD PREVENT COPPER MOUNTAIN FROM INCREASING OR SUSTAINING REVENUE AND PREVENT COPPER MOUNTAIN FROM ACHIEVING OR SUSTAINING ANNUAL PROFITABILITY

  The market for telecommunications equipment is highly competitive. We compete directly with the following companies: Cisco Systems, Inc., Ascend (acquisition by Lucent pending), Alcatel S.A., Diamond Lane Communications Corporation (acquisition by Nokia Corporation pending) and Paradyne Corporation. We also compete with other DSL equipment providers. If we are unable to compete effectively in the market for DSL telecommunications equipment, our revenue and future profitability could be materially adversely affected. Many of our current and potential competitors have significantly greater selling and marketing, technical, manufacturing, financial, and other resources, including vendor-sponsored lease financing programs. Moreover, our competitors may foresee the course of market developments more accurately than we do and could in the future develop new technologies that compete with our products or even render our products obsolete. Although we believe we presently have certain technological and other advantages over our competitors, realizing and maintaining such advantages will require a continued high level of investment in research and development, marketing and customer service and support. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including other large telecommunications equipment manufacturers, may enter those markets, thereby further intensifying competition.

We may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully with existing competitors or new competitors. Also, to the extent we introduce new product offerings intended to capitalize on the anticipated trend toward broad deployment of DSL services, including DSL services targeted at residential subscribers seeking high-speed access to public communications networks, we will encounter new competitors such as coaxial cable and wireless equipment vendors. Even if we are successful in competing in the business DSL market, we may not be able to compete successfully in the market for residential subscribers.

FUTURE CONSOLIDATION IN THE TELECOMMUNICATIONS EQUIPMENT INDUSTRY MAY INCREASE COMPETITION THAT COULD HARM COPPER MOUNTAIN'S BUSINESS

  The markets in which Copper Mountain competes are characterized by increasing consolidation both within the data communications sector and by companies combining or acquiring data communications assets and assets for delivering voice-related services, as exemplified by the recently announced acquisitions of Ascend by Lucent and Diamond Lane by Nokia. We cannot predict with certainty how industry consolidation will affect our competitors. We may not be able to compete successfully in an increasingly consolidated industry. Increased competition and consolidation in our industry could require that we reduce the prices of our products and result in our loss of market share, which would materially adversely affect our business, financial condition and results of operations. Additionally, because we are now, and may in the future be, dependent on certain strategic relationships with third parties in our industry, any consolidation involving these parties could reduce the demand for our products and otherwise harm our business prospects.

COPPER MOUNTAIN MAY EXPERIENCE DIFFICULTIES IN THE INTRODUCTION OF NEW PRODUCTS THAT COULD RESULT IN COPPER MOUNTAIN HAVING TO INCUR SIGNIFICANT UNEXPECTED EXPENSES OR DELAY THE LAUNCH OF NEW PRODUCTS

  Copper Mountain intends to continue to invest in product and technology development. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new products and enhancements. The introduction of new or enhanced products also requires that we manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. In the future, we expect to develop certain new products, such as new DSL Access Concentrators, line cards for different DSL variants and new types of customer premise equipment. We may not successfully develop, introduce or manage the transition of these new products. Furthermore, products such as those we currently offer may contain undetected or unresolved errors when they are first introduced or as new versions are released. Despite testing, errors may be found in new products or upgrades after commencement of commercial shipments. These errors could result in:

  .  delays in or loss of market acceptance and sales;

  .  diversion of development resources;

  .  injury to our reputation; and

  .  increased service and warranty costs.

Any of these could materially adversely affect our business, financial condition and results of operations.

COPPER MOUNTAIN IS DEPENDENT ON WIDESPREAD MARKET ACCEPTANCE OF ITS PRODUCTS

  Widespread market acceptance of Copper Mountain's products is critical to its future success. Factors that may affect the market acceptance of our products include market acceptance of DSL technology in particular, the performance, price and total cost of ownership of our products, the availability and price of competing products and technologies and the success and development of our resellers, original equipment manufacturers and field sales channels. Many of these factors are beyond our control. The introduction of new and enhanced products may cause certain customers to defer or return orders for existing products. Although we maintain reserves against such returns, such resources may not be adequate. We cannot be certain that we will not experience delays in product development in the future. Failure of our existing or future products to maintain and achieve meaningful levels of market acceptance would materially adversely affect our business, financial condition and results of operations.

BECAUSE SUBSTANTIALLY ALL OF COPPER MOUNTAIN'S REVENUE IS DERIVED FROM SALES OF A SMALL NUMBER OF PRODUCTS ITS FUTURE OPERATING RESULTS WILL BE DEPENDENT ON SALES OF THESE PRODUCTS

  Copper Mountain currently derives substantially all of its revenues from its product family of DSL solutions and expects that this concentration will continue in the foreseeable future. The market may not continue to demand our current products, and we may not be successful in marketing any new or enhanced products. Any reduction in the demand for our current products or our failure to successfully develop or market and introduce new or enhanced products could materially adversely affect our operating results and cause the price of our common stock to decline. Factors that could affect sales of our current or new or enhanced products include:

  .  the demand for DSL solutions;

  . our successful development, introduction and market acceptance of new and enhanced products that address customer requirements;

  .  product introductions or announcements by our competitors;

  . price competition in our industry and between DSL and competing technologies; and

  .  technological change.

COPPER MOUNTAIN'S LIMITED ABILITY TO PROTECT ITS INTELLECTUAL PROPERTY MAY ADVERSELY AFFECT ITS ABILITY TO COMPETE

  Copper Mountain's success and ability to compete is dependent in part upon its proprietary technology. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. We presently have no patents, although we have one patent application pending which we intend to pursue but which is not central to our current business. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of certain foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our future operating results.

IF COPPER MOUNTAIN LOSES KEY PERSONNEL IT MAY NOT BE ABLE TO SUCCESSFULLY OPERATE ITS BUSINESS

  Copper Mountain's success depends to a significant degree upon the continued contributions of the principal members of its sales, engineering and management personnel, many of whom perform important management functions and would be difficult to replace. Specifically, we believe that our future success is highly dependent on our senior management, and in particular on Richard S. Gilbert, President and Chief Executive Officer; Joseph

Markee, Chief Technology Officer; Steven Hunt, Vice President of Engineering; and Michael Kelly, Vice President of Sales. Except for agreements with Mr. Gilbert, Mr. Markee and Mr. Hunt, we do not have employment contracts with our key personnel. In any event, employment contracts would not prevent key personnel from terminating their employment with Copper Mountain. The loss of the services of any key personnel, particularly senior management and engineers, could materially adversely affect our business, financial condition and results of operations.

IF COPPER MOUNTAIN IS UNABLE TO RETAIN AND HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY, IT MAY NOT BE ABLE TO SUCCESSFULLY ACHIEVE ITS OBJECTIVES

  Copper Mountain has experienced growth in revenues and expansion of its operations which have placed significant demands on its management, engineering staff and facilities. We have recently hired additional engineering, sales, marketing, customer support and accounting personnel. Continued growth will also require us to hire more engineering, sales and administrative personnel. We may not be able to attract and retain the necessary personnel to accomplish our business objectives and we may experience constraints that will adversely affect our ability to satisfy customer demand in a timely fashion or to support our customers and operations. We have at times experienced, and continue to experience, difficulty in recruiting qualified personnel. Recruiting qualified personnel is an intensely competitive and time-consuming process.

  In addition, companies in the telecommunications industry whose employees accept positions with competitors frequently claim that such competitors have engaged in unfair hiring practices. We received one such notice from another company and, although to date this notice has not resulted in litigation, we may receive other notices in the future as we seek to hire qualified personnel and such notices may result in material litigation. We could incur substantial costs in defending ourselves against any such litigation, regardless of the merits or outcome of such litigation.

FAILURE TO MANAGE THE GROWTH OF COPPER MOUNTAIN'S OPERATIONS WILL ADVERSELY AFFECT ITS BUSINESS

  Copper Mountain has rapidly and significantly expanded its operations and anticipates that further significant expansion will be required to address potential growth in its client base and market opportunities if it is successful in implementing its business strategy.We may not be able to implement management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are unable to manage growth effectively, our business, financial condition and results of operations will be materially adversely affected. During 1998, we increased the number of employees from 56 to 111 and during the first three months of 1999 we added 43 additional employees. This expansion is placing a significant strain on our managerial, operational and financial resources. Most of our existing senior management personnel joined us within the last 18 months, including a number of key managerial, technical and operations personnel who we have not yet fully integrated. We expect to add additional key personnel in the near future, including direct sales and marketing personnel. To manage the expected growth of our operations and personnel, we will be required to:

  . improve existing and implement new operational, financial and management controls, reporting systems and procedures;

  .  install new management information systems; and

  . train, motivate and manage our sales and marketing, engineering, technical and customer support employees.

  We operate our business from facilities in Palo Alto, California and San Diego, California. We face challenges related to effectively and efficiently coordinating our operations between these facilities. If we are unsuccessful in meeting these challenges, our business and operating results may be adversely affected. Moreover, we currently fully occupy our existing facilities in San Diego, and we have secured a new facility to replace them. To the extent we are unsuccessful in our efforts to build-out and move into larger facilities in San Diego, our ability to add new personnel and expand our operations in San Diego will be adversely affected.

We may not be able to complete this move in a timely or cost effective manner, and there may be disruptions related to such move that could materially adversely affect our business, financial condition and results of operations.

COPPER MOUNTAIN'S DEPENDENCE ON SOLE AND SINGLE SOURCE SUPPLIERS EXPOSES IT TO SUPPLY INTERRUPTION

  Although Copper Mountain generally uses standard parts and components for its products, many key components are purchased from sole or single source vendors for which alternative sources are not currently available. The inability to obtain sufficient quantities of these components may in the future result in delays or reductions in product shipments which could materially adversely affect our business, financial condition and results of operations. We presently purchase three key components from vendors for which there are currently no substitutes: a semiconductor chip, a power supply and a system control module. We are evaluating alternate source vendors for each of these key components, but any alternate vendors may not meet our quality standards for component vendors. In the event of a reduction or interruption of supply of any such components, as much as six months could be required before we would begin receiving adequate supplies from alternative suppliers, if any. It is possible that a source may not be available for us or be in a position to satisfy our production requirements at acceptable prices and on a timely basis, if at all.

  In addition, the manufacture of certain of these single or sole source components is extremely complex, and our reliance on the suppliers of these components exposes us to potential production difficulties and quality variations, which could negatively impact cost and timely delivery of our products. Any significant interruption in the supply, or degradation in the quality, of any component could have a material adverse effect on our business, financial condition and results of operations.

COPPER MOUNTAIN'S DEPENDENCE ON INDEPENDENT MANUFACTURERS COULD RESULT IN PRODUCT DELIVERY DELAYS

  Copper Mountain currently uses a small number of independent manufacturers to provide certain printed circuit boards, chassis and subassemblies and, in certain cases, to complete final assembly and testing of our products. Our reliance on independent manufacturers involves a number of risks, including the absence of adequate capacity, the unavailability of or interruptions in access to certain process technologies and reduced control over delivery schedules, manufacturing yields and costs. We have historically subcontracted substantially all of our manufacturing to one company, SMS Technology, located in San Diego, California. We recently entered into a letter of intent with Flextronics International Ltd., located in San Jose, California and expect to have a formal agreement in place by April 30, 1999. Under the letter of intent, Flextronics will be our main source of independent manufacturing. The transition from SMS Technology to Flextronics may result in delays, interruptions or quality problems, and we may not effectively manage the transition. If our manufacturers are unable or unwilling to continue manufacturing our components in required volumes, we will have to identify acceptable alternative manufacturers, which could take in excess of six months. It is possible that a source may not be available to us when needed or be in a position to satisfy our production requirements at acceptable prices and on a timely basis, if at all. Any significant interruption in supply would result in the allocation of products to customers, which in turn could have a material adverse effect on our business, financial condition and results of operations. Moreover, since all of our final assembly and tests are performed in one location, any fire or other disaster at our assembly facility would have a material adverse effect on our business, financial condition and results of operations.

COPPER MOUNTAIN'S CUSTOMERS MAY DEMAND PREFERENTIAL TERMS OR DELAY COPPER MOUNTAIN'S SALES CYCLE, WHICH MAY RESULT IN OPERATING LOSSES FOR COPPER MOUNTAIN

  Copper Mountain's customers tend to be significantly larger than Copper Mountain and are able to exert a high degree of influence over Copper Mountain. They have sufficient bargaining power to demand low prices and other terms and conditions that may materially adversely affect our business, financial condition and results of operations. In addition, prior to selling our products to such customers, we must typically undergo lengthy product approval processes, often taking up to one year. Accordingly, we are continually submitting successive versions of our products as well as new products to our customers for approval. The length of the approval process can vary and is affected by a number of factors, including customer priorities, customer budgets and regulatory issues affecting telecommunication service providers. Delays in the product approval process could materially adversely affect our business, financial condition and results of operations. While we have been successful in the past in obtaining product approvals from our customers, such approvals and the ensuing sales of such products may not continue to occur. Delays can also be caused by late deliveries by other vendors, changes in implementation priorities and slower than anticipated growth in demand for the services that our products support. A delay in, or cancellation of, the sale of our products could result in operating losses and cause our results of operations to vary significantly from quarter to quarter.

CHANGES TO REGULATIONS AFFECTING THE TELECOMMUNICATIONS INDUSTRY COULD REDUCE DEMAND FOR COPPER MOUNTAIN'S PRODUCTS OR ADVERSELY AFFECT ITS RESULTS OF OPERATIONS

  Any changes to legal requirements relating to the telecommunications industry, including the adoption of new regulations by federal or state regulatory authorities under current laws or any legal challenges to existing laws or regulations relating to the telecommunications industry could have a material adverse effect upon the market for Copper Mountain's products. Moreover, our distributors or telecommunications service provider customers may require, or we may otherwise deem it necessary or advisable, that we modify our products to address actual or anticipated changes in the regulatory environment. Our inability to modify our products or address any regulatory changes could have a material adverse effect on our business, financial condition or results of operations. For additional background on recent legislation affecting the telecommunications industry please refer to "Business--Industry Background."

COPPER MOUNTAIN MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL TO FUND ITS OPERATIONS WHEN NEEDED

  Copper Mountain expects to use the net proceeds of this offering primarily to continue investments in product development, to expand sales and marketing activities and to make capital expenditures. We believe that such proceeds, together with our existing capital resources, will be sufficient to meet our capital requirements for at least the next twelve months. However, our capital requirements depend on several factors, including the rate of market acceptance of our products, the ability to expand our client base, the growth of sales and marketing and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through the issuance of debt securities, such securities would have rights, preferences and privileges senior to holders of common stock and the term of such debt could impose restrictions on our operations. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures, which could materially adversely affect our business, financial condition or results of operations.

CLAIMS AGAINST COPPER MOUNTAIN ALLEGING ITS INFRINGEMENT OF A THIRD PARTY'S INTELLECTUAL PROPERTY COULD RESULT IN SIGNIFICANT EXPENSE TO COPPER MOUNTAIN AND RESULT IN ITS LOSS OF SIGNIFICANT RIGHTS

  The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could have a material adverse effect on our business, financial condition or results of operations. In addition, in our agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. As the number of entrants in our market increases and the functionality of our products is enhanced and overlaps with the products of other companies, we may become subject to claims of infringement or misappropriation of the intellectual property rights of others. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect upon our operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. Legal action claiming patent infringement may be commenced against us. We cannot assure you that we would prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business, financial condition and results of operations would be materially adversely affected.

COPPER MOUNTAIN'S FAILURE TO COMPLY WITH REGULATIONS AND EVOLVING INDUSTRY STANDARDS COULD DELAY ITS INTRODUCTION OF NEW PRODUCTS

  The market for Copper Mountain's products is characterized by the need to meet a significant number of communications regulations and standards, some of which are evolving as new technologies are deployed. In order to meet the requirements of our customers, our products may be required to comply with various regulations including those promulgated by the Federal Communications Commission, or FCC, and standards established by Underwriters Laboratories and Bell Communications Research. Failure of our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could delay the introduction of our products. Moreover, enactment by federal, state or foreign governments of new laws or regulations, changes in the interpretation of existing laws or regulations or a reversal of the trend toward deregulation in the telecommunications industry could have a material adverse effect on our customers, and thereby materially adversely affect our business, financial condition and results of operations.

IF COPPER MOUNTAIN OR ITS KEY SUPPLIERS FAIL TO BE YEAR 2000 COMPLIANT, COPPER MOUNTAIN'S BUSINESS MAY BE SEVERELY DISRUPTED AND ITS RESULTS OF OPERATIONS MAY BE MATERIALLY ADVERSELY AFFECTED

  As is true for most companies, the Year 2000 problem creates a risk for Copper Mountain. If systems do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on our operations. The risk exists primarily in four areas:

  . potential warranty or other claims from our customers, which may result in significant expense to Copper Mountain;

  . failures of systems we use to run our business, which could disrupt our business operations;

  . systems used by our suppliers, which could delay or affect the quality of our manufacturing of products; and

  . the potential for failures of our products, particularly our central office-based systems, due to Year 2000 problems associated with products manufactured by other equipment vendors used in conjunction with our products, which may require that we replace any such products and potentially incur significant unexpected expenses.

  We are currently evaluating our exposure in all of these areas.

  We are in the process of conducting a comprehensive inventory and evaluation of the information systems used to run our business. Systems which are identified as non-compliant will be upgraded or replaced. For the Year 2000 non-compliance issues identified to date, the cost of remediation is not expected to be material to our operating results. However, if implementation of replacement systems is delayed, or if significant new non-compliance issues are identified, our business, financial condition or results of operations could be materially adversely affected.

  We intend to contact our critical suppliers and contract manufacturers to determine whether their operations and the products and services they provide are Year 2000 compliant. Where practicable, we will attempt to mitigate our risks with respect to the failure of our suppliers and contract manufacturers to be prepared for any Year 2000 problems. However, such failures remain a possibility and could have a material adverse impact on our business, financial condition or results of operations.

  Although we believe our products are Year 2000 compliant, because all customer situations cannot be anticipated, we may see an increase in warranty and other claims as a result of the Year 2000 transition. In addition, litigation regarding Year 2000 compliance issues is expected to escalate. For these reasons, the impact of customer claims could have a material adverse impact on our business, financial condition or results of operations.

IF COPPER MOUNTAIN'S PRODUCTS CONTAIN DEFECTS, COPPER MOUNTAIN MAY BE SUBJECT TO SIGNIFICANT LIABILITY CLAIMS FROM ITS CUSTOMERS AND THE END-USERS OF ITS PRODUCTS AND INCUR SIGNIFICANT UNEXPECTED EXPENSES AND LOST SALES

  Copper Mountain's products have in the past contained, and may in the future contain, undetected or unresolved errors when first introduced or as new versions are released. Despite extensive testing, errors, defects or failures may be found in our current or future products or enhancements after commencement of commercial shipments. If this happens, we may experience delay in or loss of market acceptance and sales, product returns, diversion of development resources, injury to our reputation or increased service and warranty costs, any of which could have a material adverse effect on our business, financial condition and results of operations. Moreover, because our products are designed to provide critical communications services, we may receive significant liability claims. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. These limitations may not, however, preclude all potential claims resulting from a defect in one of our products. Although we maintain product liability insurance covering certain damages arising from implementation and use of our products, our insurance may not cover any claims sought against us. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful could seriously damage our reputation and our business.

COPPER MOUNTAIN MAY ENGAGE IN FUTURE ACQUISITIONS THAT DILUTE ITS
STOCKHOLDERS, CAUSE IT TO INCUR DEBT AND ASSUME CONTINGENT LIABILITIES

  As part of Copper Mountain's business strategy, we expect to review acquisition prospects that would complement our current product offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. While we have no current agreements or negotiations underway with respect to any such acquisitions, we may acquire businesses, products or technologies in the future. In the event of such future acquisitions, we could:

  . issue equity securities which would dilute current stockholders' percentage ownership;

  .  incur substantial debt; or

  .  assume contingent liabilities.

  Such actions by us could materially adversely affect our results of operations and/or the price of our common stock. Acquisitions also entail numerous risks, including:

  . difficulties in assimilating acquired operations, technologies or products;

  . unanticipated costs associated with the acquisition could materially adversely affect our results of operations;

  .  diversion of management's attention from other business concerns;

  . adverse effects on existing business relationships with suppliers and customers;

  . risks of entering markets in which we have no or limited prior experience; and

  .  potential loss of key employees of acquired organizations.

  We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

CONTROL BY EXISTING STOCKHOLDERS MAY LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF DIRECTOR ELECTIONS AND OTHER MATTERS REQUIRING STOCKHOLDER APPROVAL

  Upon completion of this offering, Copper Mountain's executive officers, directors and principal stockholders and their affiliates will own 10,197,372 shares or approximately 45.6% of the outstanding shares of common stock (44.4% if the underwriters' over-allotment option is exercised in full). These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market price of the common stock or prevent our stockholders from realizing a premium over the market prices for their shares of common stock. For information about the ownership of common stock by our executive officers, directors and principal stockholders please refer to "Principal Stockholders."

COPPER MOUNTAIN'S STOCK PRICE MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL SHARES AT OR ABOVE THE OFFERING PRICE

  There has previously not been a public market for Copper Mountain's common stock. We cannot predict the extent to which investor interest in Copper Mountain will lead to the development of a trading market or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the Underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations in response to factors such as:

  .  actual or anticipated variations in quarterly operating results;

  .  announcements of technological innovations;

  .  new products or services offered by us or our competitors;

  .  changes in financial estimates by securities analysts;

  . announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

  .  additions or departures of key personnel;

  .  sales of common stock; and

  .  other events or factors, many of which are beyond our control.

  In addition, the stock market in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and these trading prices and multiples are substantially above historical levels. These trading prices and multiples may not be sustained. These broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would materially adversely affect our business, financial condition and results of operations.

SUBSTANTIAL FUTURE SALES OF COPPER MOUNTAIN'S COMMON STOCK IN THE PUBLIC MARKET COULD CAUSE ITS STOCK PRICE TO FALL

  Sales of a large number of shares of Copper Mountain's common stock in the public market after this offering or the perception that such sales could occur could cause the market price of its common stock to drop. Upon completion of this offering, we will have approximately 22,387,005 shares of common stock outstanding, of which approximately 4,000,000 shares (approximately 4,600,000 shares if the underwriters' over-allotment option is exercised in full) will be freely transferable without restriction or registration under the Securities Act of 1933, unless such shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. The officers and directors and all of our existing stockholders have agreed with Morgan Stanley & Co. Incorporated or have otherwise agreed with us not to sell or otherwise dispose of any of their shares for 180 days after the date of this prospectus. However, Morgan Stanley & Co. Incorporated may, in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. Sales of common stock by existing stockholders in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

  In addition, as soon as practicable after the date of this prospectus, we intend to file a registration statement on Form S-8 with the Securities and Exchange Commission covering the 7,445,372 shares of common stock reserved for issuance under our 1996 Equity Incentive Plan, 1999 Non-Employee Directors' Stock Option Plan and 1999 Employee Stock Purchase Plan and for options issued outside such plans. On the date 180 days after the effective date of this offering, at least 1,475,555 shares will be subject to immediately exercisable options (based on options outstanding on March 31, 1999). Sales of a large number of shares could have an adverse effect on the market price for our common stock.

  After this offering, the holders of 15,690,530 shares of common stock (including shares issuable upon exercise of warrants) will have certain rights with respect to registration of such shares for sale to the public. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for our common stock. If we were to include in a company-initiated registration shares held by such holders pursuant to the exercise of their registration rights, such sales may have an adverse effect on our ability to raise needed capital.

CERTAIN PROVISIONS IN COPPER MOUNTAIN'S CORPORATE CHARTER AND BYLAWS MAY DISCOURAGE TAKE-OVER ATTEMPTS AND THUS DEPRESS THE MARKET PRICE OF OUR STOCK

  Provisions in Copper Mountain's certificate of incorporation, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in its management. These provisions include:

  . the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

  . the ability of the board of directors to alter our bylaws without getting stockholder approval;

  . the ability of the board of directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the board of directors; and

  . the requirement that at least 10% of the outstanding shares are needed to call a special meeting of stockholders.

  Each of these provisions could discourage potential take-over attempts and could adversely affect the market price of our common stock.

COPPER MOUNTAIN HAS NO SPECIFIC PLAN FOR ANY SIGNIFICANT PORTION OF PROCEEDS AND ITS INVESTMENT OF THE NET PROCEEDS MAY NOT YIELD A FAVORABLE RETURN

  Copper Mountain currently has no specific plans for any significant portion of the net proceeds of the offering. As a consequence, our management will have the discretion to allocate the net proceeds of this offering to uses the stockholders may not deem desirable. We may not be able to invest these proceeds to yield a significant return. Substantially all of the proceeds of the offering will be invested in short-term, interest-bearing, investment grade securities for an indefinite period of time.

THE PURCHASERS IN THE OFFERING WILL IMMEDIATELY EXPERIENCE SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE

  Because Copper Mountain's common stock has in the past been sold at prices substantially less than the initial public offering price that you will pay, you will suffer immediate dilution of $16.31 per share in pro forma net tangible book value. The exercise of outstanding options and warrants may result in further dilution. See "Dilution."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "except," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risks Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS

  The net proceeds to be received by Copper Mountain from the sale of 4,000,000 shares of common stock in this offering are estimated to be $77,370,000 ($89,088,000 if the underwriters exercise their over-allotment option in full), at an initial public offering price of $21.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses of $750,000 payable by Copper Mountain.

  We expect to use the net proceeds for general corporate purposes, including working capital and other corporate purposes, such as expansion of sales and marketing activities and our overall operations. The amounts we actually expend for such working capital and other purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complimentary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any such acquisition, and we are not currently engaged in any negotiations with respect to any such transaction. Pending such uses, the net proceeds of this offering will be invested in short term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

  We have never declared nor paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. In addition, our loan and security agreement with a commercial bank prohibits the payment of dividends. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and such other factors as the board of directors may deem relevant.

                                CAPITALIZATION

  The following table sets forth our capitalization as of March 31, 1999:

  .  on an actual basis;

  . on a pro forma basis to reflect the conversion upon the closing of the offering of all outstanding shares of preferred stock into 15,334,824 shares of common stock; and

  . on a pro forma basis as adjusted to reflect the sale of the common stock offered hereby at an initial public offering price of $21.00 per share and the receipt of the net proceeds therefrom, after deducting the underwriting discounts and commissions and estimated expenses payable by Copper Mountain.

  This information should be read in conjunction with our financial statements and related notes thereto included elsewhere in this prospectus.

                                                        MARCH 31, 1999
                                                --------------------------------
                                                                      PRO FORMA
                                                 ACTUAL   PRO FORMA  AS ADJUSTED
                                                --------  ---------  -----------
                                                 (IN THOUSANDS, EXCEPT SHARE
                                                            DATA)
Long-term debt, less current portion(1)........ $  1,828  $  1,828    $  1,828
Stockholders' equity:
  Convertible preferred stock, no par value,
   10,602,464 shares authorized, 10,223,230
   shares issued and outstanding actual; $.001
   par value, 5,000,000 shares authorized, no
   shares issued and outstanding pro forma and
   pro forma as adjusted.......................   44,502       --          --
  Common stock, $.001 par value,
   29,397,536 shares authorized, 3,052,181
   shares issued and outstanding actual,
   18,387,005 shares issued and outstanding pro
   forma; 100,000,000 shares authorized,
   22,387,005 shares issued and outstanding pro
   forma as adjusted(2)........................        3        18          22
  Notes receivable from stockholders...........      (41)      (41)        (41)
  Paid-in capital..............................   15,988    60,475     137,841
  Deferred compensation........................   (8,303)   (8,303)     (8,303)
  Accumulated deficit..........................  (24,564)  (24,564)    (24,564)
                                                --------  --------    --------
    Total stockholders' equity.................   27,585    27,585     104,955
                                                --------  --------    --------
      Total capitalization..................... $ 29,413  $ 29,413    $106,783
                                                ========  ========    ========

--------
(1) See Notes 3 and 4 of Notes to Financial Statements.
(2) Excludes: (1) 6,585,372 shares of common stock reserved for issuance under our 1996 Equity Incentive Plan and 360,000 shares of common stock reserved for issuance under our 1999 Non-Employee Directors' Stock Option Plan, of which 4,582,225 shares and 180,000 shares, respectively, were subject to outstanding options at weighted average exercise prices of $2.22 per share and $12.00 per share, respectively; and (2) 355,706 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.08 per share; and (3) 200,000 shares of common stock issuable upon exercise of outstanding non-qualified stock options at a weighted average exercise price of $12.00 per share. See "Description of Capital Stock," "Management--1996 Equity Incentive Plan" and "Management-- 1999 Non-Employee Directors' Stock Option Plan."

                                   DILUTION

  Our pro forma net tangible book value as of March 31, 1999 was approximately $27.5 million or $1.50 per share of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, assuming conversion of all outstanding shares of preferred stock into common stock. Without taking into account any other changes in the net tangible book value after March 31, 1999, other than to give effect to our sale of the 4,000,000 shares of common stock offered hereby at an initial public offering price of $21.00 per share, and our receipt of the estimated net proceeds therefrom, our as adjusted pro forma net tangible book value as of March 31, 1999 would have been approximately $104.9 million or $4.69 per share. This represents an immediate increase in net tangible book value of $3.19 per share to existing stockholders and an immediate dilution of $16.31 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share...................        $21.00
  Pro forma net tangible book value per share before this
   offering.......................................................  $1.50
  Increase per share attributable to new investors................   3.19
                                                                    -----
As adjusted pro forma net tangible book value per share after this
 offering.........................................................          4.69
                                                                          ------
Dilution per share to new investors...............................        $16.31
                                                                          ======

  The following table summarizes, on a pro forma basis as of March 31, 1999, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from Copper Mountain, the total consideration paid and the average price per share paid, before deducting the underwriting discounts and commissions and estimated offering expenses payable by Copper Mountain.

                                SHARES PURCHASED  TOTAL CONSIDERATION   AVERAGE
                               ------------------ -------------------- PRICE PER
                                 NUMBER   PERCENT    AMOUNT    PERCENT   SHARE
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 18,387,005   82.1% $ 45,739,000   35.3%  $ 2.49
New investors.................  4,000,000   17.9    84,000,000   64.7    21.00
                               ----------  -----  ------------  -----
  Total....................... 22,387,005  100.0% $129,739,000  100.0%
                               ==========  =====  ============  =====

  The foregoing discussion and tables assume no exercise of any stock options or warrants outstanding as of March 31, 1999. As of March 31, 1999, there were options outstanding to purchase a total of 4,962,225 shares of common stock with a weighted average exercise price of $2.97 per share and warrants outstanding to purchase a total of 355,706 shares of common stock with a weighted average exercise price of $2.08 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

  In the table below, we provide you with our summary historical financial data. We have prepared this information using our financial statements for the period March 11, 1996 (inception) to December 31, 1996, the years ended December 31, 1997 and 1998, and the three month periods ended March 31, 1998 and 1999. The financial statements for the period March 11, 1996 (inception) to December 31, 1996 and the years ended December 31, 1997 and 1998 have been audited by Ernst & Young LLP, independent auditors. The financial statements for the three-month periods ended March 31, 1998 and 1999 have not been audited.

  When you read this summary historical financial data, it is important that you read along with it the historical financial statements and related notes included in this prospectus.

                              PERIOD FROM
                            MARCH 11, 1996
                          (INCEPTION) THROUGH    YEAR ENDED       THREE MONTHS ENDED
                             DECEMBER 31,       DECEMBER 31,           MARCH 31,
                          ------------------- ------------------  --------------------
                                 1996           1997      1998      1998       1999
                          ------------------- --------  --------  ---------  ---------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net revenue.............        $   --        $    211  $ 21,821  $     317  $  13,217
Cost of revenue.........            --           1,717    12,400        217      6,384
                                -------       --------  --------  ---------  ---------
Gross profit (loss).....            --          (1,506)    9,421        100      6,833
Operating expenses:
  Research and
   development..........          1,483          4,753     7,225      1,773      2,564
  Sales and marketing...            --           1,510     5,363        724      2,581
  General and
   administrative.......            553          1,928     3,428        535      1,130
  Amortization of
   deferred stock
   compensation.........            189          1,490     3,929        435      1,693
                                -------       --------  --------  ---------  ---------
    Total operating
     expenses...........          2,225          9,681    19,945      3,467      7,968
                                -------       --------  --------  ---------  ---------
Loss from operations....         (2,225)       (11,187)  (10,524)    (3,367)    (1,135)
Interest income.........             47            268       406        113        202
Interest expense........             (3)           (97)     (213)       (33)       (55)
                                -------       --------  --------  ---------  ---------
Loss before income
 taxes..................         (2,181)       (11,016)  (10,331)    (3,287)      (988)
Provision for income
 taxes..................            --             --        --         --          48
                                -------       --------  --------  ---------  ---------
Net loss................        $(2,181)      $(11,016) $(10,331) $  (3,287) $  (1,036)
                                =======       ========  ========  =========  =========
Basic and diluted net
 loss per share(1)......        $(11.67)      $ (15.62) $  (7.75) $   (3.08) $    (.47)
                                =======       ========  ========  =========  =========
Shares used to compute
 basic and diluted net
 loss per share(1)......            187            705     1,333      1,068      2,209
                                =======       ========  ========  =========  =========
Pro forma basic and
 diluted net loss per
 share(2)...............                                $   (.62)            $    (.06)
                                                        ========             =========
Shares used in computing
 pro forma basic and
 diluted net loss per
 share(2)...............                                  16,668                17,544
                                                        ========             =========

                                                   DECEMBER 31,      MARCH 31,
                                              ---------------------- ---------
                                               1996   1997    1998     1999
                                              ------ ------- ------- ---------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
 investments................................. $3,406 $ 9,517 $18,529  $18,507
Working capital..............................    366   7,653  24,326   23,805
Total assets.................................  4,056  12,332  36,209   37,393
Long-term debt and capital lease obligation,
 less current portion........................    262     735   1,965    1,828
Total stockholders' equity...................    750   9,069  26,843   27,585

--------
(1) See Note 1 of Notes to the Financial Statements for a description of the computation of basic and diluted net loss per share and the number of shares used to compute basic and diluted net loss per share.
(2) Pro forma per share calculations reflect the conversion upon the closing of the offering of all outstanding shares of preferred stock into 15,334,824 shares of common stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND OPERATING RESULTS

OVERVIEW

  From Copper Mountain's inception in March 1996 through December 1997, its operating activities related primarily to developing, building and testing prototype products; building its technical support infrastructure; commencing the staffing of its marketing, sales and customer service organizations; and establishing relationships with its customers. We commenced shipments of our CopperEdge product family in September 1997, including our initial line cards and our CopperRocket DSL customer premise equipment, or DSL CPE. Since inception, we have incurred significant losses and as of March 31, 1999, we had an accumulated deficit of $24.6 million.

  Our revenue is generated primarily from sales of our central office based equipment: our CopperEdge 200 DSL access concentrators, or CE200, the related wide area network cards, line cards and, to a lesser extent, from sales of our DSL CPE. Additionally, we plan to sell network management software which provides monitoring and management capabilities for the CE200, revenues from which have not been material to date. For the year ended December 31, 1998, sales to our two largest customers accounted for approximately 79% of our revenue, of which sales to NorthPoint Communications, Inc. accounted for approximately 61% of our revenue and sales to Rhythms NetConnections Inc., accounted for approximately 18% of our revenue. This concentration of revenue has continued during the three months ended March 31, 1999, with NorthPoint and Rhythms accounting for approximately 36% and 48% of our revenue, respectively, during the quarter. While the level of sales to any specific customer is anticipated to vary from period to period, we expect that we will continue to have significant customer concentration for the foreseeable future.

  We market and sell our products directly to telecommunications service providers and, to a lesser extent, through strategic original equipment manufacturers and distributors. We generally recognize revenue from product sales upon shipment if collection of the resulting receivable is probable and product returns are reasonably estimated. No revenue is recognized on products shipped on a trial basis. Estimated sales returns, based on historical experience by product, are recorded at the time the product revenue is recognized. To date, we have not generated any revenues from international sources.

  We expect our gross margin to be affected by many factors including competitive pricing pressures, fluctuations in manufacturing volumes, costs of components and sub-assemblies, the mix of products or system configurations sold and the volume and timing of sales of follow-on line cards for CE200 systems shipped in prior periods. Additionally, our gross margin may fluctuate due to changes in our mix of distribution channels. Currently we derive the majority of our revenue from sales made directly to telecommunications service providers. With the recent strategic original equipment manufacturer agreements with Lucent Technologies Inc. and 3Com Corporation, we expect to generate increasing original equipment manufacturer revenue in the future. A significant increase in our original equipment manufacturer revenue, while not certain, could further impact or reduce our gross margin.

  To date, gross margin on sales of our CE200 and related wide area network and line cards, typically sold as a combined system, has been higher than gross margin on sales of DSL CPE. Furthermore, combined systems are not generally fully populated (i.e., eight line cards per system which can support up to 192 subscribers) when sold. When our customers add more subscribers than are supported in the initial configuration, we expect that these customers will purchase additional line cards from us to increase subscriber capacity. The sale of additional line cards generates higher gross margin than the initial sale of combined systems. Gross margin on our DSL CPE is expected to decline in the future and we expect to face pricing competition which may result in lower average selling prices for these products as other suppliers of Copper Mountain compatible CPE enter the market. As the telecommunications service providers that purchase our products make their services broadly available to their customers, we expect our product mix to continue to shift more heavily toward sales of line cards. We expect gross margin for our CE200 systems and follow-on line cards to improve due to lower component costs and improved costs from our subcontractors as our revenue from these products increases. However, we cannot be sure that we will achieve or maintain the revenue volumes required for these increases in gross margin.

  We outsource most of our manufacturing and supply chain management operations, and we conduct manufacturing engineering, quality assurance, program management, documentation control and product repairs at our manufacturing facility in San Diego, California. Accordingly, a significant portion of our cost of revenue consists of payments to our current contract manufacturer, SMS Technologies, Inc. We expect to transition to a new independent manufacturer, Flextronics International Ltd., during the second quarter of 1999. We selected Flextronics as our new manufacturing partner with the goal of lowering per unit product costs as a result of manufacturing economies of scale. However, we cannot assure you when or if such cost reductions will occur. The failure to obtain such cost reductions could materially adversely affect our gross margins and operating results.

  Research and development expenses consist principally of salaries and related personnel expenses, consultant fees and prototype expenses related to the design, development and testing of our products and enhancement of our network management software. We expense all research and development expenses as incurred. We believe that continued investment in research and development is critical to attaining our strategic product and cost-reduction objectives and, as a result, we expect these expenses to increase in absolute dollars in the future.

  Sales and marketing expenses consist of salaries, commissions and related expenses for personnel engaged in marketing, sales and field service support functions, as well as trade shows and promotional expenses. We intend to invest in marketing, selling and promotional programs, and therefore we expect expenses related to these programs to continue to increase substantially in absolute dollars in the future. In addition, we expect to substantially expand our field sales operations and customer support organizations, which would also result in an increase in sales and marketing expenses.

  General and administrative expenses consist primarily of salaries and related expenses for executive, finance, human resources, and administrative personnel, recruiting expenses, professional fees and other general corporate expenses. We expect general and administrative expenses to increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and operation as a public company.

  Amortization of deferred stock compensation resulted from the granting of stock options to employees with exercise prices per share determined to be below the deemed fair values per share for financial reporting purposes of our common stock at dates of grant. The deferred compensation is being amortized to expense in accordance with FASB Interpretation No. 28 over the vesting period of the individual options, generally four years. We recorded total deferred stock compensation of $1,813,000, $2,429,000, $11,128,000 and
$234,000 in 1996, 1997, 1998 and the three months ended March 31, 1999, respectively, and amortized $189,000, $1,490,000, $3,929,000 and $1,693,000 in
1996, 1997, 1998 and the three months ended March 31, 1999, respectively, leaving approximately $8,303,000 to be amortized in future periods.

  Despite growing revenues, we have not been profitable on a fiscal-year basis, and we may continue to incur net losses. In addition to the customer concentration we have experienced, we also have a lengthy sales cycle for our products, and there is often a significant delay between the time we incur expenses and the time we realize the related revenue. To the extent that future revenues do not increase significantly in the same periods in which operating expenses increase, our operating results would be adversely affected. On March 31, 1999 we entered into a lease for a new facility in San Diego, California which expires in July 2005. As a result, we expect to combine our two offices in San Diego in this new facility which we expect will provide us room for future expansion.

QUARTERLY OPERATING RESULTS

  The following tables present unaudited quarterly operating results, in dollars and as a percentage of net revenue, for the five quarters ended March 31, 1999. We believe this information reflects all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results for any future period.

                                            QUARTER ENDED
                            ----------------------------------------------------
                            MAR. 31,   JUNE 30,   SEPT. 30,  DEC. 31,   MAR. 31,
                              1998       1998       1998       1998       1999
                            --------   --------   ---------  --------   --------
                                            (IN THOUSANDS)
Net revenue................ $    317   $ 1,281     $ 5,556   $14,667    $13,217
Cost of revenue............      217       795       3,359     8,029      6,384
                            --------   -------     -------   -------    -------
Gross profit...............      100       486       2,197     6,638      6,833
Operating expenses:
 Research and development..    1,773     1,788       1,765     1,899      2,564
 Sales and marketing.......      724       954       1,377     2,308      2,581
 General and
  administrative...........      535       721         971     1,201      1,130
 Amortization of deferred
  stock compensation.......      435       568       1,294     1,632      1,693
                            --------   -------     -------   -------    -------
  Total operating
   expenses................    3,467     4,031       5,407     7,040      7,968
                            --------   -------     -------   -------    -------
Loss from operations.......   (3,367)   (3,545)     (3,210)     (402)    (1,135)
Interest income............      113        62          18       213        202
Interest expense...........      (33)      (62)        (65)      (53)       (55)
                            --------   -------     -------   -------    -------
Loss before income taxes...   (3,287)   (3,545)     (3,257)     (242)      (988)
Provision for income
 taxes.....................      --        --          --        --          48
                            --------   -------     -------   -------    -------
Net loss................... $ (3,287)  $(3,545)    $(3,257)  $  (242)   $(1,036)
                            ========   =======     =======   =======    =======
                                   AS A PERCENTAGE OF NET REVENUE
                            ----------------------------------------------------
                            MAR. 31,   JUNE 30,   SEPT. 30,  DEC. 31,   MAR. 31,
                              1998       1998       1998       1998       1999
                            --------   --------   ---------  --------   --------
Net revenue................    100.0%    100.0%      100.0%    100.0%     100.0%
Cost of revenue............     68.5      62.1        60.5      54.7       48.3
                            --------   -------     -------   -------    -------
Gross profit...............     31.5      37.9        39.5      45.3       51.7
Operating expenses:
 Research and development..    559.3     139.6        31.7      12.9       19.4
 Sales and marketing.......    228.4      74.4        24.8      15.8       19.5
 General and
  administrative...........    168.8      56.3        17.5       8.2        8.5
 Amortization of deferred
  stock compensation.......    137.2      44.3        23.3      11.1       12.8
                            --------   -------     -------   -------    -------
  Total operating
   expenses................  1,093.7     314.6        97.3      48.0       60.2
                            --------   -------     -------   -------    -------
Loss from operations....... (1,062.2)   (276.7)      (57.8)     (2.7)      (8.5)
Interest income............     35.7       4.8         0.3       1.5        1.5
Interest expense...........    (10.4)     (4.8)       (1.2)     (0.4)      (0.4)
                            --------   -------     -------   -------    -------
Loss before income taxes... (1,036.9)   (276.7)      (58.7)     (1.6)      (7.4)
Provision for income
 taxes.....................      --        --          --        --         0.4
                            --------   -------     -------   -------    -------
Net loss................... (1,036.9)%  (276.7)%     (58.7)%    (1.6)%     (7.8)%
                            ========   =======     =======   =======    =======

FIVE QUARTERS ENDED MARCH 31, 1999

  Net Revenue. Our revenue increased in each of the three quarters ended December 31, 1998. Revenue in the quarter ended March 31, 1999 was $1.5 million less than in the quarter ended December 31, 1998 primarily due to a decline in our shipments to NorthPoint which were partially offset by an increase in our shipments to Rhythms. The increase in revenue in each of the prior three quarters reflected the commercial acceptance of our CE200, the successive release of various DSL line cards for the CE200 systems, release of our DSL CPE, investments made in our marketing and direct sales organization and the increased commercial acceptance of DSL technology.

  Gross Profit. Our gross profit increased in each of the four quarters ended March 31, 1999. The increases were due to operating efficiencies including favorable product mix, decreased unit costs and improved overhead absorption. We include warranty reserves, which are accrued monthly under our warranty policy, in our cost of revenue figures. These warranty reserves are taken in connection with the repair and replacement of certain products.

  Research and Development. Our research and development expenses increased in each of the four quarters ended March 31, 1999 except for the quarter ended September 30, 1998 where expenses decreased slightly because of temporary reductions in expenses for prototype material. These expenses have generally increased because of increases in our personnel costs, quality and technical support expenses, depreciation expense and costs of outside services. Expenses for prototype materials fluctuated, on a quarter to quarter basis, due to the timing of commercial releases of our products, and we may also continue to experience fluctuations in prototype material expenses in the future. Research and development expenses as a percentage of revenue declined in each of the three quarters ended December 31, 1998 due to increases in our net revenue in each such quarter. Research and development expenses as a percentage of revenue increased in the quarter ended March 31, 1999 compared to the prior quarter due to a substantial increase in the expenses and a reduction in net revenue.

  Sales and Marketing. Our sales and marketing expenses increased in each of the four quarters ended March 31, 1999 due to general increases in personnel costs, sales commissions, public relations expenses, and other variable marketing expenses. Additionally, we have continued to increase our co-marketing efforts and expenditures with vendors supplying Copper Mountain compatible DSL CPE, strategic original equipment manufacturers and customers. We expect these expenses, including costs of trade show participation, costs of sponsorship of industry forums and expenses for prototype products, to continue to increase in the future. Sales and marketing expenses as a percentage of revenue declined in each of the three quarters ended December 31, 1998 due to increases in our net revenue in each such quarter. Sales and marketing expense as a percentage of revenue increased in the quarter ended March 31, 1999 as compared to the prior quarter due to an increase in these expenses and a reduction of net revenue.

  General and Administrative. Our general and administrative costs increased in each of the three quarters ended December 31, 1998 due to increased personnel and facilities related expenses. The decrease in our general and administrative expenses in the quarter ended March 31, 1999 was due to lower expenses for bonuses and relocation of employees. General and administrative expenses as a percentage of revenue declined in each of the three quarters ended December 31, 1998 due to increases in our net revenue in each such quarter. General and administrative expense as a percentage of revenue increased in the quarter ended March 31, 1999 as compared to the prior quarter due to a reduction of net revenue and an increase in these expenses.

  Interest Income (Expense). Our quarterly interest income fluctuated over the last four quarters due to changes in our cash balances related to the timing of the sale of our series D preferred stock in October 1998. Our quarterly interest expense has also fluctuated over the last four quarters, due primarily to varying interest expenses associated with our line of credit.

  Provision for Income Taxes. The Company had not recorded any provision for income taxes except for the quarter ended March 31, 1999 which is based on an estimate of the effective tax rate for the entire fiscal year 1999.

  Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Because of these and other factors, our quarterly revenues, expenses and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance. We may not be able to increase our revenues in future periods or be able to sustain our existing level of revenues or our rate of revenue growth on a quarterly or annual basis. In addition, our annual or quarterly operating results may not meet the expectations of securities analysts and investors. If this happens, the trading price of our common stock could significantly decline.

RESULTS OF OPERATIONS

  The following table sets forth, as a percentage of total revenues, certain statement of operations data for the periods indicated.

                                        YEAR ENDED       THREE MONTHS ENDED
                                       DECEMBER 31,          MARCH 31,
                                      ----------------   ----------------------
                                        1997     1998       1998       1999
                                      --------   -----   ----------   ---------
Net revenue..........................    100.0%  100.0%       100.0%    100.0%
Cost of revenue......................    813.7    56.8         68.5      48.3
                                      --------   -----   ----------   -------
Gross profit (loss)..................   (713.7)   43.2         31.5      51.7
Operating expenses:
  Research and development...........  2,252.6    33.1        559.3      19.4
  Sales and marketing................    715.6    24.6        228.4      19.5
  General and administrative.........    913.8    15.7        168.8       8.5
  Amortization of deferred stock
   compensation......................    706.2    18.0        137.2      12.8
                                      --------   -----   ----------   -------
    Total operating expenses.........  4,588.2    91.4      1,093.7      60.2
                                      --------   -----   ----------   -------
Loss from operations................. (5,301.9)  (48.2)    (1,062.2)     (8.5)
Interest income......................    127.0     1.9         35.7       1.5
Interest expense.....................    (46.0)   (1.0)       (10.4)     (0.4)
                                      --------   -----   ----------   -------
Loss before income taxes............. (5,220.9)  (47.3)    (1,036.9)     (7.4)
Provision for income taxes...........      --      --           --        0.4
                                      --------   -----   ----------   -------
Net loss............................. (5,220.9)% (47.3)%   (1,036.9)%    (7.8)%
                                      ========   =====   ==========   =======

THREE MONTHS ENDED MARCH 31, 1998 AND 1999

  Net Revenue. Net revenue increased from $317,000 for the three months ended March 31, 1998 to $13.2 million in the three months ended March 31, 1999. This increase was due to increased sales of our CE200 DSL access concentrators and related DSL CPE. Sales to our two largest customers, NorthPoint and Rhythms, increased from $279,000 and zero, respectively, for the three months ended March 31, 1998 to $4.8 million and $6.4 million, respectively, for the three months ended March 31, 1999. For each of the quarters ended March 31, 1998 and 1999, we generated no revenue from international sales.

  Gross Profit. Our gross profit increased from $100,000 for the three months ended March 31, 1998 to $6.8 million in the three months ended March 31, 1999. This increase in gross profit occurred because the increase in net revenue for the respective periods was greater than the increase in cost of revenue for the respective periods. Gross margin percentages also increased on a year over year basis, from 31.5% for the quarter ended March 31, 1998 to 51.7% for the quarter ended March 31, 1999. This increase in gross profit was primarily due to the increase in unit volumes, and to a lesser extent due to the decreased unit costs associated with improved overhead absorption and a favorable product mix.

  Research and Development. Our research and development expenses increased from $1.8 million for the quarter ended March 31, 1998 to $2.6 million for the quarter ended March 31, 1999. This increase was due to an increase in personnel expenses related to more full-time engineering staff, prototype materials expenses, quality and technical support costs, depreciation and costs of other outside services. Research and development expenses as a percentage of revenue decreased from 559.3% for the quarter ended March 31, 1998 to 19.5% for the quarter ended March 31, 1999. This decrease in research and development expense as a percentage of revenue was primarily the result of an increase in our net revenue during the stated periods.

  Sales and Marketing. Our sales and marketing expenses increased from $724,000 for the quarter ended March 31, 1998 to $2.6 million for the quarter ended March 31, 1999. This increase was due to an increase in sales commissions associated with higher net revenue, higher personnel expenses for sales and marketing staff, trade show and other promotional expenses and expenses for prototype products during the stated periods. Sales and marketing expenses as a percentage of revenue decreased from 228.4% of revenue for the quarter ended March 31, 1998 to 19.5% for the quarter ended March 31, 1999. This decrease was principally the result of an increase in our net revenue.

  General and Administrative. Our general and administrative expenses increased from $535,000 for the quarter ended March 31, 1998 to $1.1 million for the quarter ended March 31, 1999. This increase was due to increased staffing for finance and accounting and management informations systems personnel, an increase in legal expenses, and growth in recruiting and human resources expenses. General and administrative expenses as a percentage of revenue decreased from 168.8% for the quarter ended March 31, 1998 to 8.5% for the quarter ended March 31, 1999. This decrease was primarily the result of an increase in our net revenue.

  Interest Income (Expense). Our interest income increased from $113,000 for the quarter ended March 31, 1998 to $202,000 for the quarter ended March 31, 1999. This increase was due to higher average cash balances in the quarter ended March 31, 1999 which are attributable to the our series D preferred stock financing which was concluded in the quarter ended December 31, 1998. Our interest expense increased from $33,000 for the quarter ended March 31, 1998 to $55,000 for the quarter ended March 31, 1999. This increase was due to a greater utilization of equipment lease financing for the quarter ended March 31, 1999.

  Provision for Income Taxes. We did not incur any provision for income taxes for the quarter ended March 31, 1998, while our provision for the quarter ended March 31, 1999 was $48,000. The provision for income taxes for the three months ended March 31, 1999 is based on an estimate of the effective tax rate for the entire 1999 fiscal year.

YEARS ENDED DECEMBER 31, 1997 AND 1998

  Net Revenue. Our revenue increased from $211,000 in 1997 to $21.8 million in 1998. This increase was primarily due to the successful transition from development of our products to commencement of commercial operations and the general release of our products. In 1998, we successfully introduced our 24 port SDSL line card, our 24 port IDSL line card, our frame relay-based wide area networks card and our IDSL CPE.

  Gross Profit (Loss). Our gross profit increased from a loss of $1.5 million in 1997 to $9.4 million in 1998. The increase in gross profit was primarily the result of the absorption of overhead associated with greater unit volumes and increased economies of scale. As a result, our gross margin in 1998 improved substantially over 1997.

  Research and Development. Our research and development expenses increased from $4.8 million in 1997 to $7.2 million in 1998. This increase in our research and development expenses was related to increases in personnel and personnel related costs, prototype material expenses, contract development expense and as well as expenses related to the completion and commercial release of our initial products. We intend to increase expenditures in research and development programs in future periods for the purpose of enhancing current products, reducing the cost of current products and developing new products.

  Sales and Marketing. Our sales and marketing expenses increased from $1.5 million in 1997 to $5.4 million in 1998. This increase was primarily a result of an increase in personnel and personnel-related costs, including increases in staffing for marketing program management, product marketing, account management, customer support and direct sales as well as a substantial increase in sales commissions. To a lesser extent, the increase resulted from higher trade show and marketing communications expenses.

  General and Administrative. Our general and administrative expenses increased from $1.9 million in 1997 to $3.4 million in 1998. This increase is a result of an increase in personnel costs for executive officers and support staff, legal, accounting and consulting fees. The increase in our general and administrative staffing, was required to support the growth in our operations, commercial activities and customer base.

  Interest Income (Expense). Net interest income increased by $22,000, from $171,000 in 1997 to $193,000 in 1998. This increase reflects an increase in interest income generated from higher average cash balances in 1998. The increases in interest income were partially offset by lesser increases, from 1997 to 1998, in interest expense associated with our equipment loans and our line of credit.

LIQUIDITY AND CAPITAL RESOURCES

  Since our inception, we have financed our operations primarily through the sale of preferred equity securities and more recently through the use of loans for the purchase of capital equipment. We have raised an aggregate of $44.5 million, net of offering expenses, through the sale of preferred stock offerings.

  At March 31, 1999, we had cash and cash equivalents of $8.5 million and short-term investments of $10.0 million. We have a $4.0 million line of credit agreement with a bank which allows us to borrow an amount equal to 80% of eligible accounts receivable plus the lesser of 25% of our eligible inventory or $500,000. There were no amounts outstanding under the line of credit at March 31, 1999. In addition, we have secured equipment financing with three lenders which terms allow us to borrow $3.7 million. As of March 31, 1999, $2.7 million remained outstanding under these arrangements. See Notes 3 and 4 of Notes to Financial Statements.

  Cash provided from operations for the three months ended March 31, 1999 was $1.4 million. Cash provided from operations was primarily related to income and depreciation. Cash used in operating activities for the periods ended December 31, 1996, 1997 and 1998 was $1.5 million, $8.0 million and $14.3 million, respectively. The relative increase in cash used for operating activities for the year ended December 31, 1997 compared to the prior period was primarily due to an increase in net loss of $8.8 million which was partially offset by an increase in accounts payable and other accruals. The relative increase in cash used for operating activities for the year ended December 31, 1998 compared to the prior year was primarily due to increases in inventory, accounts receivable and other assets, as a result of the introduction of and growth in demand for our products. This increase was partially offset by increases in accounts payable and other accruals, as well as a $685,000 decrease in the net loss.

  Cash used in investing activities for the quarter ended March 31, 1999 was $644,000. Cash used in investing activities for the periods ended December 31, 1996, 1997 and 1998 was $682,000, $1.5 million and $12.1 million, respectively. The relative increase in cash used for investing activities for the year ended December 31, 1997 compared to the prior period was primarily due to an $833,000 increase in the purchase of computers and other equipment. The relative increase in cash used for investing activities for the year ended December 31, 1998 compared to the prior year was primarily due to the purchase of $10.9 million in short term investments, which was partially offset by a decrease in the amount of equipment purchased.

  Cash provided from financing for the three months ended March 31, 1999 was $61,000. Cash provided by financing activities for the periods ended December 31, 1996, 1997 and 1998 was $5.6 million, $15.6 million and $24.5 million, respectively. The relative increase in cash provided by investing activities for the year ended December 31, 1997 compared to the prior period was primarily due to $15.2 million in net proceeds from our issuance of series B and series C preferred stock. The relative increase in cash provided from financing activities for the year ended December 31, 1998 compared to the prior year was primarily due to $24.1 million in net proceeds from our issuance of series D preferred stock.

  We have no material commitments other than obligations under our credit facilities and operating and capital leases. See Notes 3, 4 and 6 of Notes to Financial Statements. Our future capital requirements will depend upon many factors, including the timing of research and product development efforts and expansion of our marketing efforts. We expect to continue to expend significant amounts on property and equipment related to the expansion of facility infrastructure, computer equipment and for research and development laboratory and test equipment to support on-going research and development operations.

  In future periods, we generally anticipate significant increases in working capital on a period-to-period basis primarily as a result of planned increased product revenue. In conjunction with the expected increase in revenue, we expect higher relative levels of inventory and accounts receivable. While we also expect an increase in accounts payable and other liabilities, we do not expect that they will offset the increases in inventory and accounts receivable.

  We believe that our cash and cash equivalents balances, short-term investments and funds available under our existing line of credit will be sufficient to satisfy our cash requirements for at least the next 12 months. Our management intends to invest our cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

INTEREST RATE RISK

  We are exposed to changes in interest rates primarily from our long-term debt arrangements and, secondarily, our investments in certain held-to-maturity securities. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially effect the fair value of interest sensitive financial instruments at December 31, 1998.

IMPACT OF YEAR 2000

  Many computers, software, and other equipment include computer code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "Year 2000 Problem."

  General Readiness Assessment. The Year 2000 Problem affects the computers, software and other equipment that we use, operate or maintain for our operations. As a result, we have formalized our Year 2000 compliance plan (the "Plan"), to be implemented by a team of employees, led by our internal information technology staff, responsible for monitoring the assessment and remediation status of our Year 2000 projects and reporting such status to the Audit Committee of our Board of Directors. This project team is currently assessing the potential effect and costs of remediating the Year 2000 Problem for our internal systems. To date, we have not obtained verification or validation from any independent third parties of our processes to assess and correct any of our Year 2000 Problems or the costs associated with these activities.

  Assessment of Copper Mountain's Software and Products. Beginning in 1998, we began assessing the ability of our software and products to operate properly in the year 2000. We believe that our current products are Year 2000 compliant. Additionally, as we design and develop new products, we subject them to testing for Year 2000 compliance and the ability to distinguish between various date formats. We expect to continue to test our software and products for Year 2000 compliance and compliance when used with other standard operating systems or computer platforms, including those developed by companies such as Microsoft Corporation and Sun MicroSystems, Inc.

  Assessment of Internal Infrastructure. We believe that we have identified most of the major computers, software application, and related equipment used in connection with our internal operations that will need to be evaluated to determine if they must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. We are currently assessing the potential impact of the Year 2000 problem on such applications and equipment. Upon completion of such evaluation, which we expect to occur by the end of June 1999, we expect to commence the process of modifying, upgrading, and replacing major systems that have been assessed as adversely affected. We expect to complete this process before the occurrence of any material disruption of our business.

  Systems Other than Information Technology Systems. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems and other common devices may be affected by the Year 2000 Problem. We are currently assessing the potential effect and costs of remediating the Year 2000 Problem on our office equipment and our facilities in San Diego, California and Palo Alto, California.

  Costs of Remediation. We estimate the total cost to us of completing any required modifications, upgrades or replacements of our internal systems will not exceed $100,000, most of which we expect to incur during calendar 1999. This estimate is being monitored, and we will revise it as additional information becomes available.

  Based on the activities described above, we do not believe that the Year 2000 Problem will have a material adverse effect on our business or operating results. In addition, we have not deferred any material information technology projects, nor equipment purchases, as a result of our Year 2000 Problem activities.

  Suppliers. As part of our Year 2000 plan, we intend to contact third-party suppliers of components and our key subcontractors used in the delivery of our products to identify and, to the extent possible, resolve issues involving the Year 2000 Problem. However, we have limited or no control over the actions of these third-party suppliers and subcontractors. Thus, while we expect that we will be able to resolve any significant Year 2000 Problems with these third parties, there can be no assurance that these suppliers will resolve any or all Year 2000 Problems before the occurrence of a material disruption to the operation of our business. Any failure of these third parties to timely resolve Year 2000 Problems with their systems could have a material adverse effect on our business, financial condition and results of operations.

  Most Likely Consequences of Year 2000 Problems. We expect to identify and resolve all Year 2000 Problems that could materially adversely affect our business operations. However, we believe that it is not possible to determine with complete certainty that all Year 2000 Problems affecting us have been identified or corrected. The number of devices and systems that could be affected and the interactions among these devices and systems are too numerous to address. In addition, no one can accurately predict which Year 2000 Problem-related failures will occur or the severity, timing, duration, or financial consequences of these potential failures. As a result, we believe that the following consequences are possible:

  . a significant number of operational inconveniences and inefficiencies for us, our contract manufacturers and our customers that will divert management's time and attention and financial and human resources from ordinary business activities;

  . possible business disputes and claims, including claims under product warranty, due to Year 2000 Problems experienced by our customers and incorrectly attributed to our products or performance, which we believe will be resolved in the ordinary course of business; and

  . a few serious business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

  Contingency Plans. We are currently developing contingency plans to be implemented if our efforts to identify and correct Year 2000 Problems affecting our internal systems are not effective. We expect to complete our contingency plans by the end of June 1999. Depending on the systems affected, these plans could include:

  .  accelerated replacement of affected equipment or software;

  . short to medium-term use of backup equipment and software or other redundant systems;

  . increased work hours for our personnel or the hiring of additional information technology staff; and

  . the use of contract personnel to correct, on an accelerated basis, any Year 2000 Problems that arise or to provide interim alternate solutions for information system deficiencies.

  Our implementation of any of these contingency plans could have a material adverse effect on our business, financial condition and results of operations.

  Disclaimer. The discussion of our efforts and expectations relating to Year 2000 compliance are forward-looking statements. Our ability to achieve Year 2000 compliance, and the level of incremental costs associated therewith, could be adversely affected by, among other things, the availability and cost of contract personnel and external resources, third-party suppliers' ability to modify proprietary software, and unanticipated problems not identified in the ongoing compliance review.

                                   BUSINESS

OVERVIEW

  Copper Mountain Networks supplies digital subscriber line, DSL, communications products to telecommunications service providers allowing them to effectively utilize the existing copper infrastructure to deliver high-speed data access services to their customers. Copper Mountain Networks designs, manufactures, sells and supports these products and believes the demand for higher speed access solutions which are enabled by such products is significant and will continue to grow as the Internet and corporate networking applications become increasing pervasive.

INDUSTRY BACKGROUND

  Over the past few years, the volume of data traffic across public communications networks has increased significantly due to the use of the Internet as a communications and transaction medium. According to International Data Corporation, the number of Internet users worldwide reached approximately 69 million in 1997 and is forecasted to grow to approximately 320 million by 2002. International Data Corporation also estimates that the value of goods and services sold worldwide through the Internet will increase from $12 billion in 1997 to over $400 billion in 2002. In addition to electronic commerce, business usage of web-based communications, remote access for teleworkers, applications hosting and other services have generated enormous traffic for the existing communications infrastructure. To meet this demand, service providers have installed high-bandwidth fiber optic transmission equipment, high-speed switches and core routers in backbone and interoffice networks.

  In contrast to these core networks, which support digital transmission speeds exceeding 9 gigabits per second, or Gbps, most access networks, or connections between subscribers and central offices, often called the "last mile," are made through the copper infrastructure originally built to transmit analog voice signals. In fact, over 140 million businesses and homes in the United States are served by this copper infrastructure, and the worldwide installed base of copper lines exceeds 700 million. We believe most business and residential users have found narrowband access, using dial-up analog modems with connection speeds that do not exceed 56.6 kilobits per second, or Kbps, inadequate to meet their high-bandwidth requirements.

  Until recently, local telephone companies such as the Regional Bell Operating Companies and GTE Corporation, collectively the incumbent local exchange carriers, or ILECs, were the exclusive operators of this last-mile, copper wire-based infrastructure and primarily offered ISDN and T-1 services to address the need for high-speed connectivity. These service offerings enable symmetrical data transmission at rates up to 128 Kbps and 1.5 megabits per second, or Mbps, respectively. ISDN, which requires the installation of special equipment at each end of the copper access line, has achieved limited success due to complexity and high cost of deployment. T-1 services provide 12 times the bandwidth of ISDN, but require expensive infrastructure modification and investment. While there are various transmission media alternatives for providing broadband connectivity, such as coaxial cable and wireless, we believe none have the cost and coverage advantages of using the existing copper infrastructure.

  Digital Subscriber Line technology was developed to address the last-mile bottleneck. While there are several variants of DSL implementations, they all share several important advantages over traditional high-speed services delivered over the copper infrastructure as well as cable and wireless broadband alternatives.

  . Guaranteed, Dedicated Bandwidth. DSL is a point-to-point technology that allows for guaranteed levels of bandwidth. Because DSL connections are dedicated to each user, DSL does not suffer from service degradation as other subscribers are added to the system, and, in addition, allows a higher level of security. Alternative broadcast solutions, such as cable and wireless, are shared systems which suffer service degradation and increase the risk of security breaches as additional users share bandwidth.

  . Low Cost. Because DSL uses the existing copper-based last-mile connection, it can be significantly less expensive to deploy to businesses and homes than other broadband solutions. In addition, recent advances in semiconductor technology and industry standardization have made the widespread deployment of DSL increasingly economical to both service providers and subscribers.

  . Universal Coverage. Since virtually all businesses and homes in the United States already have installed copper wire connections, DSL technologies can be made immediately available to a large percentage of potential customers. In addition, the leading variants of DSL can enable data transmission up to and beyond 20,000 feet without requiring repeaters.

  Despite the advantages of deploying DSL over existing copper infrastructure, ILECs historically have largely sought to protect their existing T-1 and ISDN businesses. In the mid-1990's, however, the prospect of greater competition from cable operators deploying cable modems to deliver high-bandwidth services prompted the ILECs to accelerate their investments in those DSL technologies that appeared most appropriate for residential subscribers. The ILECs promoted a DSL variant called asymmetrical DSL, or ADSL, that permits one-way high-bandwidth data transfer. Most DSL vendors focused on ADSL solutions for the residential market because consumers typically download large quantities of data-intensive content from the Internet, while the amount of data sent upstream by consumers is typically limited. However, deployments of ADSL have been limited because of its cost and a variety of technical issues.

  More recently, DSL transmission technology has been embraced by a new set of telecommunications service providers that emerged as a result of the Telecommunications Reform Act of 1996. The Telecom Act redefined the competitive landscape in the telecommunications industry by creating a legal framework for new service providers to provide competing local telecommunications services. The Telecom Act also eliminated a substantial barrier to entry for these competitive local exchange carriers, or CLECs, by allowing them to use the existing copper-based network infrastructure built by the ILECs.

  The realization of all of the objectives of the Telecom Act, however, is still subject to certain uncertainties, including:

  . legal proceedings that will further define rights and duties under the Telecom Act;

  . actions or inactions by telephone companies or other carriers that affect the pace at which changes contemplated by the Telecom Act will occur;

  . resolution of questions concerning which parties will finance such changes; and

  .  other regulatory, economic and political factors.

  Since the implementation of the Telecom Act, some of the new CLECs have focused on providing competitively priced, high-bandwidth connectivity for business customers who typically had used T-1 lines from the ILECs to meet their bandwidth needs or who used dial-up modems but are currently seeking cost-effective broadband services. These CLECs are focused on providing DSL solutions that meet the current needs of business subscribers and provide flexibility for future services.

  While many DSL equipment vendors focus on the needs of the residential market, few focus on the unique needs of business subscribers. In particular, CLECs are seeking equipment solutions that enable the deployment of cost-effective, full-coverage, high-bandwidth data access services. Moreover, as the demands of high-bandwidth users and technology mature, other telecommunications service providers are also looking for vendors that can effectively incorporate DSL into communications equipment solutions. Finally, telecommunications service providers generally want their equipment providers to support a variety of end-user devices. As the DSL market naturally evolves from business to residential users, telecommunications service providers will require equipment that enables them to provide high-speed services across their subscriber base.

THE COPPER MOUNTAIN SOLUTION

  We provide broadband access solutions based on DSL technology to telecommunication service providers. Our solutions enable CLECs, ILECs and other telecommunications service providers to provide high-speed, cost-effective, last-mile connectivity over the existing copper wire telephone infrastructure to the business, multiple tenant unit and residential markets. Our DSL solutions provide the following key benefits:

  Support for Business Applications. Our products enable CLECs, ILECs and other telecommunications service providers to deliver business services such as high-speed Internet access, corporate networking, teleworking and packet-based voice solutions. We focused our initial service offerings on symmetrical data transmission addressing the bi-directional bandwidth needs of business users because relevant applications, such as e-mail, file transfer, web hosting and corporate intranets, require subscribers to send as well as receive data. Our CopperEdge DSL Access Concentrator provides multiple networking models and advanced packet processing to meet the evolving needs of business subscribers by enabling simultaneous support for Internet access, Frame Relay, virtual private network and voice-over-packet services.

  Full Coverage DSL. Our products allow our service provider customers the flexibility to reach their targeted subscribers. Our symmetric DSL, or SDSL, service offering delivers symmetrical bandwidth between 128 Kbps and 1.5 Mbps to subscribers up to and beyond 20,000 feet from the central office. We also offer ISDN-based DSL, or IDSL, which is the only variant of DSL that can reach the approximately 17% of U.S. subscribers connected through existing remote digital loop carriers without requiring an upgrade of these remote systems. In addition to symmetrical bandwidth and long reach, our SDSL and IDSL products are based on a communications protocol that is already widely deployed throughout the access network ensuring compatibility with other network elements. We intend to develop products, including new DSL implementations, to enable our customers to deliver new services to subscribers.

  Multi-Vendor CPE Interoperability. We have partnered with third-party DSL customer premise equipment manufacturers through the CopperCompatible program to develop a broad line of modems, routers and other innovative customer premise equipment, or CPE, which are compatible with our CopperEdge DSL access concentrators. This program delivers more innovation in CPE products to address subscriber requirements than any single vendor could on its own, and gives telecommunications service providers multiple sources of compatible CPE. We provide CPE manufacturers with interoperability specifications and intellectual property to assist their development, and we run a test laboratory to certify the CopperCompatible status of their products. CPE vendors which currently have or are developing CopperCompatible CPE include 3Com Corporation, ADC Kentrox, a subsidiary of ADC Telecommunications, Inc., Netopia, Inc., Cayman Systems, Inc., Escalate Networks, Inc., FlowPoint Corporation and Ramp Networks, Inc., among others.

  Trouble-Free Operations. Our products are designed to reduce installation time and support requirements for our telecommunications service provider customers. Our CopperEdge 200 DSL access concentrator is designed to meet the stringent requirements of the telephone company central office environment. Each concentrator supports full redundancy and is designed for easy support and service. In addition, our products and management software are designed for and proven in large-scale national deployments. Our initial service implementations, SDSL and IDSL, are based on a mature protocol that is spectrally compatible to existing ISDN and T-1 network elements which minimizes potential interference within the central offices of host ILECs. Finally, we have reduced CPE deployment complexity with a zero-installation "plug-and-play" CPE procedure that eliminates end-user configuration, removes the need to send a technician to the customer premise and provides centralized management and control.

STRATEGY

  Our objective is to be the leading supplier of DSL solutions to telecommunications service providers. The key elements of our strategy include:

  Extend Position in the Business DSL Market. Since our inception, we have focused on providing cost-effective solutions for telecommunications service providers targeting business subscribers. Business users increasingly require high-speed data services to conduct business, and non-DSL alternatives are often expensive, complex and lack sufficient bi-directional bandwidth. We are targeting telecommunications service providers focused on the business market, including well-financed CLECs and other telecommunications service providers. To date, our major customers include NorthPoint Communications, Inc., Rhythms NetConnections Inc., ICG Communications, Inc. and UUNET, a subsidiary of MCI WorldCom, Inc. We will continue to focus on supporting the requirements of our existing customers as well as providing solutions to existing and new carriers that are focused on business users.

  Enhance Service Offerings. We intend to continue to add functionality and services to increase the usefulness and performance of our products. We believe that our core product offerings can be enhanced to offer better value to service providers and business subscribers. Our products are designed to support future services and technology. Currently, we are developing additional quality of service capabilities to enable virtual private networking and voice-over-packet services, such as remote PBX extension, to meet evolving subscriber requirements. In addition, we are developing new offerings with DSL technologies such as HDSL-2 and UADSL, and plan to enhance our offerings as needed by subscribers and service providers.

  Leverage Original Equipment Manufacturer and Development Relationships. We have formed original equipment manufacturer relationships with Lucent Technologies Inc. and 3Com. We expect these relationships to allow us to gain greater distribution and market presence. Lucent has agreed to resell our product line as a co-branded sale. Additionally, it is our hope that we will work together to integrate our products with Lucent's complementary networking products. Under the original equipment manufacturer and development agreement with 3Com, they will offer our CPE products through their distribution channels. We intend to leverage 3Com's broad distribution network in the commercial and retail markets. We believe that our original equipment manufacturer and development relationships will enhance our market position, and we expect to continue to leverage these relationships and seek additional collaborations.

  Target Multi-Tenant Building Deployments Outside the Central Office. In addition to deploying DSL equipment in ILEC central offices for our CLEC and other telecommunications service provider customers, we have begun deploying DSL concentrators in commercial office buildings and apartment and condominium buildings. We believe that this market, known as the multi-tenant unit market, will significantly expand the deployment of DSL technology. While we believe that our current product offerings are well suited to this market, we are developing new products that will allow carriers to reduce the cost of high-speed data access to tenants in these types of properties. In addition, we are working with service providers who are targeting multi-tenant property managers to focus on this emerging market.

  Drive Interoperability. We actively support the interoperability of DSL technology to facilitate faster and broader market acceptance. We have formed the CopperCompatible program through which we offer licenses of our DSL CPE technology to a number of third-party manufacturers of CPE equipment. This allows service providers easier deployment, as they can use a number of different CPE products with our central office or multi-tenant equipment, and gives subscribers the ability to choose their own premise equipment. Additionally, interoperability enables our technology to be combined with other networking products such as routers, access and aggregation devices.

  Address Emerging Opportunities in Residential Market. We believe that with the continued deployment of alternative data-based networks, telecommunications service providers will seek to offer DSL-based services beyond the core market for business subscribers. Specifically, telecommunications service providers will target residential subscribers seeking high-speed access to public communications networks. As this trend toward broad deployment of DSL services evolves, we anticipate significant opportunities for us to introduce new offerings that leverage both our technology and our relationships with service providers. For example, we are evaluating voice-over-packet and residential DSL alternatives.

PRODUCTS

  We provide end-to-end DSL solutions that enable service providers to deploy high-bandwidth services over traditional copper wire telephone infrastructure. Our product family is designed to offer telecommunication service providers flexibility in network implementation as well as a wide range of subscriber equipment offerings. Telecommunications service providers using our products can allow subscribers access to a full range of DSL services at rates up to 25 times faster than using current 56.6 Kbps analog modems. Our products are scalable to enable carriers to serve a small number of end users in a particular region on a cost-effective basis as well as an entire metropolitan area with a high-performance manageable solution. Our products are designed to support a variety of service provider network architectures, such as ATM and Frame Relay. Our solution consists of the following product lines:

  . CopperEdge DSL access concentrators: Telecommunications service providers install CopperEdge products in ILEC central offices and multi-tenant buildings to deliver services to potential end users. This product line was introduced commercially in 1997.

  . CopperRocket DSL CPE: Subscriber connection to the service provider network is provided at the subscriber's premises with CopperRocket DSL modems. In addition, we license our DSL CPE technology to third-party vendors to create additional CPE that are compatible with our CopperEdge DSL access concentrators. This product line was introduced commercially in 1997.

  . CopperView Network Management Software Tools: Our network management tools enable telecommunications service providers to manage their Copper Mountain DSL equipment as well as configure and provision subscriber services. This product line was introduced commercially in 1998.

  Because of the large scale deployment by our CLEC customers, DSL access concentrators have accounted for substantially all of our revenue to date.


  [A diagram containing pictures of the Company's CopperEdge, CopperRocket and CopperView products depicting the locations and usage of these products within the telecommunications infrastructure.]

CopperEdge DSL Access Concentrators

  Our DSL access concentrator, the CopperEdge 200, or CE200, is a carrier-class platform designed specifically for central office environments, and meets or exceeds industry standards, and applicable regulatory requirements. The CE200 can be deployed in ILEC central offices and multi-tenant buildings and consists of a modular chassis containing power supplies, control system, wide area network interface modules and DSL line cards. All line cards, indicators and switches are accessible from the front of the system, consistent with current telco industry practices. The following are characteristics of the CE200:

  . contains redundant power supplies that can be replaced without interrupting power to the chassis to ensure high-availability for subscriber services;

  .  supports a range of interfaces for wide area network connections;

  . supports multiple advanced networking models implemented in the control system, which can be used concurrently including Frame Relay
     Multiplexing, Frame Relay to ATM interworking, Layer 3 IP multiplexing and Layer 2 Ethernet frame multiplexing.

  . up to 8 line cards containing DSL interfaces which connect to the subscriber DSL equipment.

    SDSL Line Cards. Our SDSL line cards use technology that is already widely deployed in access networks, enhancing the ability of telecommunications service providers to deploy compatible solutions. Each SDSL line card provides 24 ports, each of which can provide service to a subscriber network at speeds between 160 Kbps and 1.544 Mbps over distances between 22,000 feet and 9,100 feet, respectively.

    IDSL Line Cards. For subscribers who can only be served over ISDN capable copper lines we provide 24 port IDSL line cards. These line cards deliver service at speeds between 64 Kbps and 144 Kbps up to a distance of 18,000 feet from the central office. The use of repeaters will increase the reach to over 30,000 feet.

COPPERROCKET CUSTOMER PREMISE EQUIPMENT

  The CopperRocket family of CPE products consists of SDSL and IDSL modems. These CPE products can operate at multiple transmission speeds and distances to satisfy the price and performance needs of each subscriber. The CopperRocket is a "plug-and-play" device. Unlike ISDN modems, there are no hardware switches, configuration parameters or end-user software to configure. Copper Mountain's ZIP! feature enables the CopperRocket to identify itself to a CopperEdge DSL access concentrator and automatically download all configuration parameters to immediately begin full operation.

  The CopperRocket operates over ordinary copper telephone wire and provides dedicated, full-duplex throughput at multiple speeds to support network activities like file transfers, intranet access and Internet Web browsing. The CopperRocket's multi-speed DSL feature enables service providers to remotely adjust line speed based upon subscriber requirements at no additional investment by the service provider. In addition to offering our own CPE products, we work with third-party providers to offer a broad range of interoperable customer premise equipment through our CopperCompatible program.

COPPERVIEW NETWORK MANAGEMENT TOOLS

  Our CopperView suite of network management tools are used to configure and manage our DSL solutions. This set of tools provides user interfaces necessary to manage large, geographically separated DSL access concentrator networks, individual concentrators and simple on-site or remote management. Because the CopperEdge DSL access concentrator also manages CopperRocket modems by proxy, CopperView allows carriers to manage their DSL networks end-to-end from one site.

  . The CopperView DSL Access Management System provides global management of large networks of CopperEdge DSL access concentrators with a simple, intuitive user interface.

  . The CopperView Element Management System provides a graphical user interface which allows precise configuration and management of a single CopperEdge DSL access concentrator and its CPE.

  . The CopperCraft text based interface provides a simple interface for on-site technicians and for remote access to a DSL access concentrator.

PRODUCT DEPLOYMENT

  We sell our products for deployment into both central offices and multi-tenant buildings. A particular telecommunications service provider may deploy in either or both of these environments in order to reach its target market in the most effective manner.

  Central Office-Based DSL Service Deployment. ILECs or CLECs may install our CopperEdge DSL access concentrator product in a central office in order to offer service to any telephone service subscriber served by that wiring center (within the distance limitations of DSL service). The diagram below shows how a CLEC can install a CopperEdge DSL access concentrator in a collocation cage within the ILEC central office. Typically, the CLEC leases from the ILEC a high-bandwidth trunk, usually a 45 Mbps DS-3 circuit, in order to connect the DSL access concentrator to the CLEC's regional switching office. The CLEC then requests from the ILEC an individual copper loop to a subscriber, for which the CLEC pays a monthly fee. The copper loop is provisioned through the ILEC's distribution facilities out to the subscriber premise. The CLEC then provisions the wiring inside the subscriber premise and installs the CPE.


  [A diagram depicting the telecommunications infrastructure, including a high capacity trunk line that links the collocation cage in a ILEC's central office to a CLEC's metropolitan office, and how these offices are linked to different CPE through either copper wire telephone lines alone or through T-1 lines that lead to copper wire telephone lines.]

  CLECs or ILECs deploying DSL from central offices may elect do so in selected central offices where the number of potential subscribers is highest, or they may choose to cover a region by installing in all central offices in that region. A CLEC may choose a regional deployment strategy or a nationwide deployment strategy.

  Multi-Tenant Building DSL Service Deployment. A telecommunications service provider can deploy our CopperEdge DSL Access Concentrators into multi-tenant buildings in order to provide Internet access and other data and voice services to the tenants of that building. For a CLEC or an independent service provider, multi-tenant building deployment can provide access to DSL subscribers in a highly selective manner without the high costs of central office collocation. Inside the building, the service provider can utilize the existing telephone wiring to deliver high-bandwidth connections to each tenant with no building re-wiring expense. A high-bandwidth leased circuit or wireless transmitter on the roof connects the building to the service provider's regional switching office or point of presence. Tenants in the building can use a single, high-bandwidth connection from the building to the service provider's switching office, providing good application performance at a lower cost than the same bandwidth dedicated to a single subscriber.

CUSTOMERS

  In 1998, sales to our top two customers represented approximately 79% of our revenue. Of these customers, NorthPoint Communications accounted for approximately 61% of our revenue and Rhythms NetConnections accounted for approximately 18% of our revenue. This concentration of revenue has continued during the three months ended March 31, 1999, with NorthPoint and Rhythms NetConnections accounting for approximately 36% and 48%, of our revenue, respectively, during the quarter. The loss of a significant customer could have a material adverse effect on our business.

CASE STUDIES

  NorthPoint Communications. NorthPoint Communications is a CLEC that delivers its NorthPoint DSLSM services to small and mid-sized businesses via wholesale agreements with service providers nationwide. We have a close working relationship with NorthPoint and believe that a high percentage of NorthPoint's equipment purchases are attributable to our products. We recently entered into an equipment purchase agreement with NorthPoint under which NorthPoint will purchase certain products from us at specified prices for a period of one year. NorthPoint has agreed to provide us with monthly forecasts of its future purchases of our products and also has committed to make certain minimum purchases of our equipment in each calendar quarter.

  Rhythms NetConnections. Rhythms NetConnections is a provider of high-speed local access networking solutions using DSL technology. Copper Mountain's products enable Rhythms to offer both IDSL and SDSL services.

  MCI WorldCom/UUNET. UUNET, an MCI WorldCom company and a global leader in Internet communications solutions, selected Copper Mountain's end-to-end DSL solution to deploy a new SDSL service. Now, Copper Mountain is in more than 50 of UUNET's central offices nationwide, helping to bring their 768 Kbps dedicated DSL service to small and medium-sized businesses in the United States.

STRATEGIC RELATIONSHIPS AND INTEROPERABILITY PARTNERSHIPS

  We have established several strategic partnerships and licensing agreements with leading CPE companies to facilitate the deployment of our products and technology.

  . Lucent. Under a recently signed original equipment manufacturer agreement, Lucent will combine our DSL equipment with its NetCare(R) installation, network management and customer support professional services to create turnkey DSL solutions for CLECs. Lucent will co-brand and market our DSL equipment for a period of up to four years. We have agreed to manufacture, co-brand and sell our products to Lucent and to provide Lucent with training, installation and technical support for these products. Lucent also plans to offer the new DSL equipment in combination with some of its existing data networking, switching and access products to enable service providers to create broader voice and data network solutions that can evolve and grow with their business.

  . 3Com. 3Com will market our DSL CPE for up to three years. Under this agreement we have agreed to manufacture, co-brand and sell our products to 3Com and to collaborate on future development projects. Additionally, this agreement calls for both companies to co-market their DSL products. Moreover, 3Com may request to manufacture its own DSL CPE products. Both parties have agreed to use good faith efforts to effect such manufacturing license.

  We have established several CPE licensing relationships with certain vendors through our CopperCompatible interoperability program in order to promote the interoperability of our CopperEdge DSL Access Concentrators with such equipment. Under this interoperability program, licensees are allowed access to our technology which can be used in the design of their CPE. These CPE licensing relationships have been established with ADC Kentrox, Netopia, Cayman Systems, Escalate Networks, FlowPoint Corporation and Ramp Networks, among others.

  . ADC Kentrox. ADC Kentrox, a leading provider of managed frame relay data service units and channel service units, is developing and will be introducing an SDSL version of their newest innovation, the ServicePoint(TM) service delivery unit. The ServicePoint(TM) service delivery unit will enable subscribers to use their pre-existing, non-SDSL routers with our telecommunications service provider customers' SDSL service. The ServicePoint(TM) service delivery unit also can be upgraded to provide ADC Kentrox's frame relay performance and bandwidth usage monitoring, which would enable our service provider customers to provide the most sophisticated level of frame relay services, including service level agreements and traffic management reports.

  . Netopia. Through a development and co-marketing contract, Netopia, a market leader in developing Internet/intranet communication tools, licensed our DSL networking technology, including integrated DSL management functionality, to provide business class customer premise equipment for small-to-medium sized companies. Since June 1998, Netopia has developed, announced and is shipping three products incorporating our licensed technology, including an IDSL router and an SDSL router. In addition, Netopia markets the CopperRocket SDSL modem under Netopia's own brand name through an original equipment manufacturer reseller agreement with Copper Mountain.

SALES AND MARKETING

  We sell and market our products through a direct sales force. Additionally, we have relationships with selected original equipment manufacturers and distributors in order to expand our sales and distribution capabilities.

  Direct Sales. Our direct sales responsibilities are divided into three North American geographic regions: West, Central and East. Our sales effort is directed by regional directors and sales managers who are responsible for relationships with targeted customers. A key feature of our selling effort is the relationships we establish at various levels in our customer's organization. The sales management team for each customer is responsible for maintaining contact with key individuals who have planning and policy responsibility within the customer's organization. At the same time, our sales engineers work with customers to sell our products at key levels throughout the customer's organization. Direct sales accounted for approximately 98% of our revenue in 1998.

  Original Equipment Manufacturer Sales. We have established key original equipment manufacturer relationships with leaders in the telecommunications equipment and customer premise equipment markets. We intend to maintain a limited number of relationships with key strategic original equipment manufacturers who may offer products or have existing customer relationships which may complement ours. In line with our strategy to offer our telecommunications service provider customers and their subscribers a broad line of CPE, we have entered into several original equipment manufacturer relationships for our CopperRocket product line and a number of interoperability partnerships with CPE providers. We receive sales revenues from our original equipment manufacturer partners, but do not currently receive royalty revenue from interoperability arrangements.

  Marketing is structured along product and distribution channel lines for each of our major product areas. For each major product area, we employ dedicated product marketing and marketing program management specialists. The corporate marketing staff coordinates activities among our various business units and provides marketing support services, including marketing communications, marketing research, trademark administration and other support functions. Our marketing organization performs the following functions:

  .  develops specific marketing strategies for each product line;

  . works with our direct sales force and Lucent to develop key account and segmented market strategies; and

  .  defines the functions and features of our product and service offerings.

  Marketing is responsible for sales support, contract negotiations, in-depth product presentations, interfacing with operations, setting price levels to achieve targeted margins, developing new services and business opportunities and writing proposals in response to customer requests for information or quotations.

  As of March 31, 1999, our sales and marketing organization included 29 individuals. We have offices in Palo Alto and San Diego, California.

CUSTOMER SERVICE AND SUPPORT

  A high level of continuing service and support is critical to our objective of developing long-term customer relationships. The majority of our service and support activities are related to installation support and network configuration issues. These services are provided by telephone and directly at customer installations with resources from our customer support group based in San Diego, California. To date, our revenues from on-site installation and technical assistance have been immaterial.

  We provide technical support for our products which have warranties of up to 12 months, both directly and through our selected service subcontractors. We have a variety of comprehensive and flexible hardware and software maintenance and support programs available for products no longer under warranty, with services ranging from time and materials remote service support to 24-hour on-site support, depending on our customer's preferences. We also offer various training courses for our third-party resellers and telecommunications service provider customers. To date, revenues attributable to customer service and support services have been immaterial.

  In June 1998, we engaged Lucent NetCare(R), Lucent's data communications service organization, to provide field installation and maintenance support for our products. Other than service and support provided by our personnel located in San Diego, we do not intend to recruit and train our own direct field service and support organization.

RESEARCH AND DEVELOPMENT

  We believe that our future success depends on our ability to adapt to the rapidly changing telecommunications environment, to maintain our significant expertise in core technologies, and to continue meeting and anticipating our customers' needs. We continually review and evaluate technological changes affecting the telecommunications market and invest substantially in applications-based research and development. We are committed to an ongoing program of new product development that combines internal development efforts with acquisitions, joint ventures and licensing or marketing arrangements relating to new products and technologies from outside sources.

  We have focused our recent research and development expenditures on commercializing our DSL systems, including our CopperEdge solutions and CopperRocket modems along with CopperView network management tools which support these technologies. We believe that our extensive experience designing and implementing high-quality network components has enabled us to develop high-value integrated systems solutions. As a result of these development efforts, we believe we have created an industry-leading platform for cost-effective DSL delivery.

  We are currently investing significant resources in network management product enhancements, development of a new chassis for multi-tenant units, development of line cards delivering UADSL and HDSL2, and enhancements to the CopperEdge DSL access concentrators enabling packet-based voice traffic.

COMPETITION

  The telecommunications equipment industry is highly competitive, and we believe that competition may increase substantially as the introduction of new technologies, deployment of broadband networks and potential regulatory changes create new opportunities for established and emerging companies in the industry. In addition, a number of our competitors have significantly greater financial and other resources than us to meet new competitive opportunities. We compete directly with other providers of DSL access concentrators including, Cisco Systems, Inc., Ascend Communications, Inc. (acquisition by Lucent pending), Alcatel S.A., Diamond Lane

Communications Corporation (acquisition by Nokia Corporation pending) and Paradyne Corporation, among others. In addition, DSL as a technology for deploying broadband connections is competing with alternative technologies including ISDN, T-1 and wireless solutions. To the extent we expand into the residential market, we will compete against certain other companies, including companies relying on coaxial cable infrastructure and cable modem technology.

  The rapid technological developments within the telecommunications industry have resulted in frequent changes to our group of competitors. The principal competitive factors in our market include:

  .  brand recognition;

  .  key product features;

  .  system reliability and performance;

  .  price;

  .  ease of installation and use;

  .  technical support and customer service; and

  .  size and stability of operations.

  We believe our success in competing with other manufacturers of telecommunications products depends primarily on our engineering, manufacturing and marketing skills, the price, quality and reliability of our products and our delivery and service capabilities. We may face increasing pricing pressures from current and future competitors in certain or all of the markets for our products and services.

  We believe that technological change, the increasing addition of voice, video and other services to networks, continuing regulatory change and industry consolidation or new entrants will continue to cause rapid evolution in the competitive environment of the telecommunications equipment market, the full scope and nature of which is difficult to predict. Increased competition could result in price reductions, reduced margins and loss of market share by us. We believe regulatory change in the industry may create new opportunities for suppliers of telecommunications equipment; however, we expect that such opportunities may attract increased competition from others as well. We also believe that the rapid technological changes which characterize the data communications industry will continue to make the markets in which we compete attractive to new entrants. There can be no assurance that we will be able to compete successfully with our existing or new competitors or that competitive pressures faced by us will not materially and adversely affect our business, financial condition and results of operations.

MANUFACTURING

  Our manufacturing operations consist primarily of supporting prototype development, materials planning and procurement, final assembly, testing and quality control. We use several independent suppliers to provide certain printed circuit boards, chassis and subassemblies. We have historically subcontracted substantially all of our manufacturing to one company, SMS Technology, located in San Diego, California. We recently entered into a letter of intent with Flextronics International Ltd. located in San Jose, California and expect to have a formal agreement in place by April 30, 1999. Under the letter of intent, Flextronics will be the sole source of contract manufacturing for our products.

  Our manufacturing process enables us to configure our products to meet a wide variety of individual customer requirements. We have initiated the process of seeking International Standard Organization 9002 registration for quality assurance in production, installation and service. We plan to strengthen manufacturing capability both in our existing facilities and through expansion of activities with independent suppliers and manufacturers. Our future growth will require an extension of existing internal and external manufacturing resources, hiring of additional technical personnel, improved coordination of supplier relationships with our inventory ordering and management practices, and expansion of information systems to accommodate planned growth across these areas.

  We use a combination of standard parts and components, which are generally available from more than one vendor, and three key components that are purchased from sole or single source vendors for which alternative sources are not currently available: a semi-conductor chip, a power supply and a system control module. If supply of these key components should cease, we would be required to redesign our products. We are evaluating alternate source vendors for each of these key components but these vendors may not meet our quality standards for component vendors. While we work closely with some well-established vendors, we have no supply commitments from our vendors and we generally purchase components on a purchase order basis, as opposed to entering into long term procurement agreements with vendors. To date, we have generally been able to obtain adequate supplies in a timely manner from vendors or, when necessary, to meet production needs from alternative vendors. We believe that, in most cases, alternative supplies of standard parts and components can be identified if current vendors are unable to fulfill our needs. However, delays or failure to identify an alternate vendor, if required, or a reduction or interruption in supply, or a significant increase in the price of components would materially and adversely affect our business, financial condition and results of operations and could impact customer relationships.

INTELLECTUAL PROPERTY

  We rely on a combination of copyright, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect our trade secrets and know-how. We presently have no patents, although we do have one patent application pending which we intend to pursue but which is not central to our business. Although we employ a variety of intellectual property in the development and manufacturing of our products, we believe that none of such intellectual property is individually critical to our current operations. Taken as a whole, we believe our intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on our results of operations. There can be no assurance that our intellectual property protection measures will be sufficient to prevent misappropriation of our technology. In addition, the laws of many foreign countries do not protect our intellectual properties to the same extent as the laws of the United States. From time to time, we may desire or be required to renew or to obtain licenses from others in order to further develop and market commercially viable products effectively. There can be no assurance that any necessary licenses will be available on reasonable terms.

PROPERTIES

  We lease an approximately 11,000 square foot facility in Palo Alto, California for executive offices and for administrative, sales and marketing purposes. The lease for this facility expires in April 2001. We also lease an approximately 17,000 square foot facility in San Diego, California, which serves as our principal engineering and product development facility as well as for executive offices. The current lease for this facility expires in October 2001. In addition, we lease an approximately 11,000 square foot facility in San Diego, California which is used primarily for manufacturing. The lease for this facility expires in August 2003. On March 31, 1999 we entered into a lease for a new facility in San Diego which expires in July 2005. As a result, we intend to combine our existing San Diego offices into this new larger facility in order to accommodate our growth.

EMPLOYEES

  As of March 31, 1999 we employed approximately 154 full-time employees, including 29 in sales and marketing, 23 in manufacturing, 70 in engineering, 23 in finance and administration and 9 in customer service. All of our employees are located in the United States. None of our employees is represented by collective bargaining agreements, and management considers relations with its employees to be good.

LEGAL PROCEEDINGS

  We are not a party to any material legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of Copper Mountain, the positions held by them and their ages as of March 31, 1999 are as follows:

NAME                     AGE                             POSITION
----                     ---                             --------
Richard S. Gilbert...... 46  President, Chief Executive Officer and Director
John A. Creelman........ 42  Vice President of Finance, Chief Financial Officer and Secretary
Joseph D. Markee........ 45  Chief Technical Officer and Chairman of the Board of Directors
Mark Handzel............ 43  Vice President of Quality and Customer Support
Steven Hunt............. 41  Vice President of Engineering
Michael Kelly........... 48  Vice President of Sales
Bryan Long.............. 40  Vice President of Marketing
Michael Staiger......... 34  Vice President of Business Development
Joseph Harrington....... 49  Vice President of Operations
Diana Helfrich.......... 38  Vice President of Marketing Communications
Robert L. Bailey........ 41  Director
Tench Coxe(1)........... 41  Director
Roger Evans(1).......... 53  Director
Richard H. Kimball(2)... 42  Director
Raymond V. Thomas....... 56  Director
Andrew W. Verhalen(2)... 42  Director

--------
(1) Member of compensation committee
(2) Member of audit committee

  Richard S. Gilbert has served as President and Chief Executive Officer of Copper Mountain since April 1998, and as a director of Copper Mountain since August 1998. From July 1992 to April 1998, he worked for ADC Telecommunications Inc., most recently as Senior Vice President and, concurrently, as President and General Manager of its subsidiary, ADC Kentrox, a provider of high-speed access equipment for global networks. Mr. Gilbert holds an MS in Computer Science from Stanford University and a BA in Mathematics from the University of California at Berkeley.

  John A. Creelman has served as Vice President of Finance and Chief Financial Officer of Copper Mountain since March 1998 and as Secretary of Copper Mountain since February 1999. From July 1997 to March 1998, he worked as a Financial Consultant to DataWorks Corporation, a developer of Enterprise Resource Planning software. From July 1995 to May 1997, he served as Vice President Finance and Chief Financial Officer of ESI Software, Inc., a provider of Internet authoring software and services. From July 1994 to June 1995 he served as Financial Controller at Western Digital Corporation, a manufacturer of hard disk drives. From February 1992 to June 1994, he served as Director of Finance at MTI Technology Corporation, a manufacturer of high-end storage systems. Mr. Creelman holds an MBA and a BA in Social Sciences from the University of California at Irvine.

  Joseph D. Markee co-founded Copper Mountain in March 1996 and has served as Chief Technical Officer of Copper Mountain since December 1998 and as Chairman of the board of directors since inception. From Copper Mountain's inception in March 1996 to April 1998, he served as its President and Chief Executive Officer and from inception to February 1999, he served as Secretary of Copper Mountain. In June 1987, he co-founded Primary Access, a remote access server company acquired by 3Com Corporation. From June 1987 to January 1996, he served as Vice President of Operations and Vice President of Support of 3Com Primary Access. Mr. Markee holds a BS in Electrical Engineering from the University of California at Davis.

  Mark Handzel co-founded Copper Mountain in March 1996 and has served as Vice President of Quality and Customer Support since May 1998. From March 1996 to May 1998, he served as Vice President of Product

Management of Copper Mountain. From June 1994 to March 1996, he served as Director of Marketing and Sales at Orckit Communications, a manufacturer of advanced DSL modems. From May 1993 to June 1994, he served as Vice President of Product Development at Coral Systems, a provider of software products for the wireless telecommunications industry. Mr. Handzel holds an MBA from the University of California at Irvine, a MS in Computer Science from the University of California at Los Angeles and a BA in Computer Science from the State University of New York at Potsdam.

  Steven Hunt has served as Vice President of Engineering of Copper Mountain since August 1996. From June 1980 to August 1996, he held various positions with AT&T Bell Laboratories, most recently as Department Head of the Internetworking Technology Department of Paradyne Corporation, which was then a subsidiary of AT&T. Paradyne is a provider of internetworking product definition, development and support. While at Paradyne, Mr. Hunt was responsible for the development of broadband DSL products. Mr. Hunt holds an MSEE from Stanford University and a BSEE from Drexel University.

  Michael Kelly has served as Vice President of Sales of Copper Mountain since April 1997. From November 1995 to March 1997, he served as Vice President of Sales at Ramp/Trancell Networks, a developer of small business network solutions. From September 1994 to October 1995, he served as Vice President of Sales at CoroNet Systems, a developer of network management software. From January 1994 to September 1994, Mr. Kelly served as Vice President of Sales at Brixton Systems, a developer of software. Mr. Kelly holds an MS in Computer Science from George Washington University, and a BA in General Studies from the University of Maryland.

  Bryan Long has served as Vice President of Marketing of Copper Mountain since May 1998. From June 1997 to May 1998, he founded and served as marketing consultant for the Apheta Group, a marketing consultant company. From January 1997 to June 1997, he served as Vice President, Marketing and Customer Support of Verilink, Inc., a supplier of wide-area network access products. From July 1996 to December 1996, he served as Director, Global Alliance Business Development of Cisco Systems Inc., a manufacturer of networking products. From May 1991 until its acquisition by Cisco Systems, Inc. in July 1996, he served in various positions at StrataCom, Inc., a developer of networking products, most recently serving as Director, Business Development and previously serving as Director of Marketing, Channel Development and Product Line Director, Enterprise Networks. Mr. Long holds an MS in Management from the Massachusetts Institute of Technology, and a BA in Mathematics from the University of Colorado.

  Michael Staiger has served as Vice President of Business Development of Copper Mountain since June 1998. From June 1996 to June 1998, he worked at Shiva Corporation, a provider of direct-dial business access solutions, serving most recently as Vice President of Business Development and previously as Senior Director of Business Development. From its inception in August 1993 until its acquisition by Shiva Corporation in June 1996, he served as a co-founder and Vice President of Business Development of AirSoft, Inc., a developer of remote access software. Mr. Staiger holds an MBA from the University of Chicago Graduate School of Business and a BA in English from the University of Michigan.

  Joseph Harrington has served as Vice President of Operations of Copper Mountain since October 1998. From February 1996 to October 1998, he served as Director of Operations of the Corollary Division of Intel Corporation, a manufacturer of symmetric multi-processing computers and network communications equipment. From June 1995 to February 1996, Mr. Harrington served as Director of Production of the Symtak Division of Aetrium, Inc., a manufacturer of handlers and test equipment for the integrated circuit industry. From September 1992 to August 1994, he served as Manufacturing Manager of IDT/Alston, a manufacturer of magnetic tape units and digital emulation systems for the telecommunications industry.

  Diana Helfrich has served as Vice President of Marketing Communications of Copper Mountain since July 1997. From April 1996 to July 1997, she was the principal of her own direct marketing and management consulting firm. From November 1991 to March 1996, she served as President and Managing Director of the

Council on Education in Management, an employment law educator. Ms. Helfrich holds an MBA from St. Mary's College and a BA in English Literature from the University of California at Berkeley.

  Robert L. Bailey has served as a director of Copper Mountain since March 1999. Mr. Bailey has served as President and Chief Executive Officer of PMC-Sierra, Inc., formerly Sierra Semiconductor, a leading maker of high speed internetworking semiconductor products since July 1997. From November 1993 to July 1997, Mr. Bailey served as President and Chief Executive Officer of PMC-Sierra Ltd, a predecessor of PMC-Sierra, Inc. Mr. Bailey holds a BSEE from the University of Bridgeport in Connecticut and an MBA from the University of Dallas in Texas.

  Tench Coxe has served as a director of Copper Mountain since March 1996. Mr. Coxe joined Sutter Hill Ventures, a venture capital firm, in October 1987 and is currently a Managing Director of the General Partner of Sutter Hill Ventures. Mr. Coxe currently serves as a director of Clarus Corporation, Edify Corporation and NVIDIA Corporation and several privately-held companies. Mr. Coxe holds an MBA from Harvard University and a BA in Economics from Dartmouth College.

  Roger Evans has served as a director of Copper Mountain since March 1996. Mr. Evans joined Greylock Management Corporation in 1989 and is currently a General Partner of Greylock Limited Partnership, Greylock Equity Limited Partnership and Greylock IX Limited Partnership, each a venture capital firm. Mr. Evans is a director of Ascend Communications, Maker Communications Inc. and several privately-held companies. Mr. Evans holds an MA in Economics from King's College, Cambridge.

  Richard H. Kimball has served as a director of Copper Mountain since October 1998. Since 1995, Mr. Kimball has been a founding General Partner of Technology Crossover Ventures II, L.P. ("Technology Crossover"), a venture capital firm. Preceding Technology Crossover, Mr. Kimball spent more than ten years at Montgomery Securities, where he was a Managing Director from 1991 until his departure. He also serves on the board of directors of several privately-held technology companies. Mr. Kimball holds an MBA from the University of Chicago and an AB in History from Dartmouth College.

  Raymond V. Thomas has served as a director of Copper Mountain since March 1999. Mr. Thomas has served as Vice President, Finance and Chief Financial Officer of HNC Software Inc., a software company, since February 1995 and as secretary of HNC Software since May 1995. From May 1993 to February 1995, he served as Executive Vice President and Chief Financial Officer of Golden Systems Inc., a power supply manufacturer, and from September 1994 to February 1995 he also served as Chief Operating Officer of Golden Systems. Mr. Thomas holds a BS degree in industrial management from Purdue University.

  Andrew W. Verhalen has served as a director of Copper Mountain since February 1999. Mr. Verhalen has been a partner of Matrix Partners, a venture capital firm, since April 1992. He also serves on the board of directors of several privately-held technology companies. Prior to Matrix Partners, Mr. Verhalen held senior management positions at 3Com Corporation and Intel Corporation. Mr. Verhalen holds BSEE, MEng and MBA degrees from Cornell University.

  Messrs. Markee and Handzel are brothers-in-law. There are no other family relationships between any of the directors or executive officers of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

  The board of directors has established an audit committee and a compensation committee. The audit committee consists of Andrew W. Verhalen and Richard H. Kimball. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our audit and control functions.

  The compensation committee consists of Tench Coxe and Roger Evans. The compensation committee makes recommendations regarding our 1996 Equity Incentive Plan and makes decisions concerning salaries and incentive compensation for our employees and consultants.

DIRECTOR COMPENSATION

  Our directors do not currently receive any cash compensation for services on the Board of Directors or any committee thereof, but directors may be reimbursed for certain expenses in connection with attendance at board of directors and committee meetings. All directors are eligible to participate in our 1996 Equity Incentive Plan. Non-employee directors are eligible to participate in our 1999 Non-Employee Director's Plan.

BOARD-COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  No executive officer serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

  The following table sets forth summary information concerning compensation awarded to, earned by, or accrued for services rendered to us in all capacities during the fiscal year ended December 31, 1998 by our Chief Executive Officer and four other most highly compensated executive officers. The compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all our salaried employees and certain perquisites and other personal benefits received which do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

                          SUMMARY COMPENSATION TABLE

                                                             LONG-TERM
                                ANNUAL COMPENSATION         COMPENSATION
                         ---------------------------------- ------------
                                                             SECURITIES
NAME AND PRINCIPAL        SALARY   BONUS   ALL OTHER ANNUAL  UNDERLYING     ALL OTHER
POSITION                   ($)      ($)    COMPENSATION ($) OPTIONS (#)  COMPENSATION ($)
------------------        ------  -------- ---------------- ------------ ----------------
Richard S. Gilbert...... $185,358 $ 74,330     $    --        844,645        $65,177(1)
 President and Chief
  Executive Officer
Michael Kelly...........  130,863  160,000      559,230(2)    150,000            --
 Vice President of Sales
Joseph D. Markee........  157,256   40,000          --            --             --
 Chief Technical Officer
  and Chairman of the
  Board of Directors
Bryan Long..............   99,840   90,000          --        338,292            --
 Vice President of
  Marketing
Steven Hunt.............  138,572   30,000          --         75,000            --
 Vice President of
  Engineering

--------
(1) Represents relocation expenses.

(2) Represents sales commissions.

             STOCK OPTION GRANTS AND EXERCISES IN LAST FISCAL YEAR

  The following table sets forth certain information regarding options granted to certain of our executive officers during the fiscal year ended December 31, 1998. The number of shares underlying options granted, and the exercise price per share, have been adjusted to reflect the three-for-two stock split of our common stock effective November 25, 1998.

                                      INDIVIDUAL GRANTS
                         -------------------------------------------
                                                                     POTENTIAL REALIZABLE
                                                                       VALUE AT ASSUMED
                                       TOTAL                            ANNUAL RATES OF
                                      OPTIONS                         STOCK APPRECIATION
                           SHARES    GRANTED TO                           FOR OPTION
                         UNDERLYING  EMPLOYEES  EXERCISE                   TERM ($)
                           OPTIONS   IN FISCAL  PRICE PER EXPIRATION ---------------------
NAME                     GRANTED (#)  YEAR (%)  SHARE ($)    DATE        5%        10%
----                     ----------- ---------- --------- ---------- ---------- ----------
Richard S. Gilbert......   844,645      27.4%      .32     06/11/08  $  169,982 $  430,767
Michael Kelly...........   150,000       4.9       .53     09/23/08      50,312    127,499
Bryan Long..............   338,292      11.0       .32     06/11/08      68,080    172,528
Steven Hunt.............    75,000       2.4       .53     09/23/08      25,156     63,750

  Twenty-five percent of these options vest on the first anniversary of the date of hire and the remainder vest in equal installments each month over the three-year period following the first anniversary of the date of hire. Options were granted at an exercise price equal to the fair market value of our common stock, as determined by the board of directors on the date of grant. In making this determination, the board considered a number of factors, including:

  .  our historical and prospective future revenue and profitability,

  .  our cash balance and rate of cash consumption,

  .  the development and size of the market for our products,

  .  the status of our financing activities,

  .  the stability and tenure of our management team, and

  .  the breadth of our product offerings.

  The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC. There can be no assurance provided to any executive officer or any other holder of our securities that the actual stock price appreciation over the option term will be at the assumed 5% and 10% levels or at any other defined level.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

  The following table sets forth certain information as of December 31, 1998 regarding options held by certain of our executive officers. There were no stock appreciation rights outstanding at December 31, 1998.

                                                       NUMBER OF SHARES
                                                    UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                                          OPTIONS AT          IN-THE-MONEY OPTIONS AT
                            SHARES                   DECEMBER 31, 1998 (#)     DECEMBER 31, 1998 ($)
                         ACQUIRED ON     VALUE     ------------------------- -------------------------
NAME                     EXERCISE (#) REALIZED ($) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ------------ ------------ ----------- ------------- ----------- -------------
Richard S. Gilbert......       --       $   --           --       844,645     $    --     $3,952,939
Michael Kelly...........       --           --       155,216      200,284      693,298       894,602
Bryan Long..............       --           --           --       338,292          --      1,583,207
Steven Hunt.............    15,000       19,000      160,000      200,000      714,667       893,333

 In the table above, the value of unexercised in-the-money options is based on the fair market value of the Company's common stock, determined by the board of directors as discussed above to be $5.00 per share on or about December 31, 1998, minus the per share exercise price multiplied by the number of shares. The value realized for Mr. Hunt's option exercise is equal to the fair market value of the purchased shares determined by the board as described above, on the option exercise date, less the exercise price paid for such shares.

1996 EQUITY INCENTIVE PLAN

  In August 1996, the board of directors adopted our 1996 Equity Incentive Plan (the "1996 Plan"). A total of 7,873,383 shares of common stock are currently reserved for issuance pursuant to the 1996 Plan. In addition, the 1996 Plan provides for automatic annual increases in the number of shares reserved for issuance thereunder (beginning in 2000) equal to the least of:
(i) 4% of Copper Mountain's outstanding shares on a fully diluted basis taking into account stock options and warrants and (ii) a lesser amount determined by the board of directors. The 1996 Plan provides for the grant of options to our directors, officers, key employees, consultants and certain advisors.

  The 1996 Plan permits the granting of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees (including officers and employee directors) and nonstatutory stock options to employees (including officers and employee directors), directors and consultants (including non-employee directors). In addition, the 1996 Plan permits the granting of stock appreciation rights in conjunction with or independently of options, as well as stock bonuses and rights to purchase restricted stock. No person is eligible to be granted options and SARs covering more than 500,000 shares of common stock in any calendar year.

  The 1996 Plan is administered by the board of directors or a committee appointed by the board of directors. Subject to the limitations set forth in the 1996 Plan, the board of directors has the authority to select the persons to whom grants are to be made, to designate the number of shares to be covered by each stock award, to determine whether an option is to be an incentive stock option or a nonstatutory stock option, to establish vesting schedules, to specify the option exercise price and the type of consideration to be paid to us upon exercise and, subject to certain restrictions, to specify other terms of stock awards.

  The maximum term of options granted under the 1996 Plan is ten years. The aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all such plans of the Company and its affiliates) may not exceed $100,000, or the options or portion thereof which exceed such limit (according to the order in which they are granted) shall be treated as nonstatutory stock options. Incentive stock options granted under the 1996 Plan generally are non-transferable. Nonstatutory stock options are generally transferable. Options expire three months after the termination of an optionee's service. In general, if an optionee is permanently disabled or dies during his or her service, such person's options may be exercised up to 12 months following such disability or 18 months following such death.

  The exercise price of options granted under the 1996 Plan is determined by the board of directors in accordance with the guidelines set forth in the 1996 Plan. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 1996 Plan vest at the rate specified in the option agreement. The exercise price of incentive stock options granted to any person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of capital stock must be at least 110% of the fair market value of such stock on the date of grant and the term of such incentive stock options cannot exceed five years.

  Any stock bonuses or restricted stock purchase awards granted under the 1996 Plan shall be in such form and will contain such terms and conditions as the board of directors deems appropriate. The purchase price under any restricted stock purchase agreement will not be less than 85% of the fair market value of the common stock on the date of grant. Stock bonuses and restricted stock purchase agreements awarded under the 1996 Plan are generally transferable.

  Pursuant to the 1996 Plan, shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for grant, but exercised shares that we repurchase pursuant to a right of repurchase will not again become available for grant.

  Upon certain changes in control, all outstanding stock awards under the 1996 Plan must either be assumed or substituted by the surviving entity. In the event the surviving entity does not assume or substitute such stock awards, such stock awards will be terminated to the extent not exercised prior to such change in control.

  As of March 31, 1999, we had issued and outstanding options to purchase 4,582,225 shares of common stock under the 1996 Plan.

NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

  In March 1999, we adopted our 1999 Non-Employee Directors' Stock Option Plan to provide for the automatic grant of options to purchase shares of common stock to our non-employee directors. The directors' plan is administered by the board, unless the board delegates administration to a committee of at least two disinterested directors.

  A total of 360,000 shares of common stock has been reserved for issuance under the directors' plan. Pursuant to the terms of the directors' plan:

  . on the effective date of the Plan, each person who was then a non-employee director was granted an option to purchase 30,000 shares of common stock;

  . each person who, after the effective date of the plan, for the first time becomes a non-employee director automatically will be granted, upon the date of his or her initial appointment or election to be a non-employee director, a one-time option to purchase 30,000 shares of common stock; and

  . on the date of each annual meeting of our stockholders commencing with the 2000 annual meeting of stockholders, each person who was initially elected or appointed to be a non-employee director at least six months prior to the date of such annual meeting automatically will be granted an option to purchase 10,000 shares of common stock.

  Options granted under the directors' plan shall be fully vested and exercisable on the date of grant and must be exercised within five years from the date they are granted. The exercise price of options under the directors' plan will equal 100% of the fair market value of the common stock on the date of grant. Options granted under the directors' plan are generally transferable to family members and trusts under which the director or members of the director's family are beneficiaries. Unless otherwise terminated by the board of directors, the directors' plan automatically terminates when all of our common stock reserved for issuance under the directors' plan has been issued. As of the date hereof, options to purchase 180,000 shares of common stock have been granted under the directors' plan.

EMPLOYEE STOCK PURCHASE PLAN

  In February 1999, we adopted the 1999 Employee Stock Purchase Plan. A total of 300,000 shares of common stock has been reserved for issuance under the purchase plan. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Under the purchase plan, the board of directors may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the purchase plan. The initial offering under the purchase plan will commence on the effective date of this offering and terminate on July 31, 2000.

  Unless otherwise determined by the board, employees are eligible to participate in the purchase plan only if they are employed by us or one of our subsidiaries designated by the board of directors for at least 20 hours per week and are customarily employed for at least five months per calendar year. Employees who participate in an offering may have up to 10% of their earnings withheld pursuant to the purchase plan. The amount withheld is then used to purchase shares of common stock on specified dates determined by the board of directors. The price of common stock purchased under the purchase plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment.

  In the event of a merger, reorganization, consolidation or liquidation, the board of directors has discretion to provide that each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation or the board of directors may provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to such merger or other transaction. The board of directors has the authority to amend or terminate the purchase plan, provided, however, that no such action may adversely affect any outstanding rights to purchase common stock.

401(K) PLAN

  We have established a tax-qualified employee savings and retirement plan commonly known as a 401(k) Plan. The 401(k) plan provides that each participant may contribute up to 10% of his or her pre-tax gross compensation (up to a statutorily prescribed annual limit of $10,000 in 1999). Employees must be twenty-one years old to participate and are eligible on the first day of the first quarter following commencement as an employee. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds.

EMPLOYMENT AGREEMENTS

  On July 26, 1996, we entered into an employment offer letter with Steven Hunt, our Vice President, Engineering, pursuant to which Mr. Hunt's annual compensation was initially set at $130,000. In addition, we granted Mr. Hunt an option to purchase 300,000 shares of common stock. This option vests 25% on the first anniversary of the date of hire with the remainder vesting monthly over the following three years. Pursuant to his employment offer letter, in the event Mr. Hunt's employment is terminated without cause, he will receive severance compensation equal to three months salary.

  On March 18, 1998, we entered into an employment agreement with Richard S. Gilbert, our President and Chief Executive Officer. Mr. Gilbert's annual compensation was initially set at a base salary of $200,000 and an on-target bonus of $100,000 for the 1998 calendar year, prorated from April 6, 1998. In addition, we granted Mr. Gilbert an option to purchase 844,645 shares of common stock. This option vests 25% on the first anniversary of the date of hire with the remainder vesting monthly over the following three years. Pursuant to Mr. Gilbert's employment agreement, in the event Mr. Gilbert's employment is terminated by us without cause or by Mr. Gilbert for good reason, as defined in his option agreement, following the occurrence of a change in control, as defined in his option agreement, the vesting of his option accelerates such that one half of the unvested portion of the option becomes immediately exercisable. Pursuant to Mr. Gilbert's employment agreement, we reimbursed Mr. Gilbert for relocation expenses of $65,177, and we loaned Mr. Gilbert $1 million pursuant to an interest-free promissory note for the purchase of his principal residence in California. The principal amount of such note is due on March 30, 2003. The note is secured by a second trust deed on Mr. Gilbert's residence. Mr. Gilbert's obligation to repay the note may be accelerated upon the occurrence of certain events, including the termination of Mr. Gilbert's employment.

  On March 12, 1999, we entered into an employment agreement with Joseph D. Markee, our Chairman of the Board and Chief Technical Officer. Pursuant to the terms of his agreement, if the board of directors removes him, elects someone else as Chief Technical Officer, or assigns him to work outside San Diego County, and he subsequently resigns, Mr. Markee is entitled to certain severance benefits. These benefits include pay equal to six months of his base salary and twelve months of accelerated vesting of his unvested stock options.

LIMITATIONS ON DIRECTORS' AND EXECUTIVE OFFICERS' LIABILITY AND
INDEMNIFICATION

  Our bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by Delaware law, except with respect to certain proceedings initiated by such persons. We are also empowered under our bylaws to enter into indemnification contracts with our directors and executive officers and to purchase insurance on behalf of any person we are required or permitted to indemnify. Pursuant to this provision, we have entered into indemnification agreements with each of our directors and certain of our executive officers.

  In addition, our certificate of incorporation, as it will be amended and restated upon the close of this offering, provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability

  . for any breach of the director's duty of loyalty to us or our stockholders,

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

  .  under Section 174 of the Delaware General Corporation Law or

  . for any transaction from which the director derives an improper personal benefit.

  Our certificate of incorporation also provides that if the Delaware General Corporation Law is amended after the approval by our stockholders of the restated certificate to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

                             CERTAIN TRANSACTIONS

  The following is a description of transactions since inception (March 1996), to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements which are otherwise required to be described under "Management."

  In April 1996, we sold 2,723,000 shares of series A preferred stock in a private placement at a purchase price of $1.00 per share, pursuant to a Series A Preferred Stock Agreement dated April 10, 1996. See Note 5 of Notes to Financial Statements for a description of the series A preferred stock. Upon the closing of this offering, each share of series A preferred stock will automatically convert into one and one-half shares of common stock. The following directors and beneficial owners of more than 5% of our common stock (assuming the conversion of all shares of preferred stock into common stock) acquired beneficial ownership of series A preferred stock pursuant to the Series A Preferred Stock Agreement.

DIRECTORS / 5% STOCKHOLDERS                                        NO. OF SHARES
---------------------------                                        -------------
Roger Evans/Greylock Equity Limited Partnership...................   1,250,000
Tench Coxe/Entities Affiliated with Sutter Hill Ventures..........   1,250,000
Joseph D. Markee..................................................      50,000
Tench Coxe........................................................      42,350

  In January 1997, we sold 1,850,063 shares of series B preferred stock in a private placement at a purchase price of $3.39 per share, pursuant to a Series B Preferred Stock Agreement dated January 14, 1997. See Note 5 of Notes to Financial Statements for a description of the series B preferred stock. Upon the closing of this offering, each share of series B preferred stock will automatically convert into one and one-half shares of common stock. The following directors and beneficial owners of more than 5% of our common stock (assuming the conversion of all shares of preferred stock into common stock) acquired beneficial ownership of series B preferred stock pursuant to the Series B Preferred Stock Agreement.

DIRECTORS / 5% STOCKHOLDERS                                       NO. OF SHARES
---------------------------                                       -------------
Andrew W. Verhalen/Entities Affiliated with Matrix Partners......    739,725
Roger Evans/Greylock Equity Limited Partnership..................    368,732
Tench Coxe/Entities Affiliated with Sutter Hill Ventures.........    368,731
Intel Corporation................................................    294,802
Joseph D. Markee.................................................     50,000
Tench Coxe.......................................................     12,492

  In January 1997, in connection with the execution of an ATM Technology Agreement with Intel Corporation, we issued Intel a warrant to purchase up to 147,401 shares of series B preferred stock at an exercise price of $3.39 per share. This warrant expires on January 14, 2004. Upon the closing of this offering this warrant will become exercisable for common stock at the rate of one and one-half shares of common stock for each share of series B preferred stock underlying the warrant.

  In October 1997, we sold 2,422,361 shares of series C preferred stock in a private placement at a purchase price of $4.75 per share, pursuant to a Series C Preferred Stock Agreement, dated October 29, 1997. See Note 5 of Notes to Financial Statements for a description of the series C preferred stock. Upon the closing of this offering, each share of series C preferred stock will automatically convert into one and one-half shares of common stock. The following directors and beneficial owners of more than 5% of our common stock (assuming the conversion of all shares of preferred stock into common stock) acquired beneficial ownership of series C preferred stock pursuant to the Series C Preferred Stock Agreement.

DIRECTORS / 5% STOCKHOLDERS                                       NO. OF SHARES
---------------------------                                       -------------
Canaan Equity, L.P...............................................    736,843
Entities Affiliated with InterWest Partners VI, L.P..............    736,843
Roger Evans/Greylock Equity Limited Partnership..................    242,106
Tench Coxe/Entities Affiliated with Sutter Hill Ventures.........    242,106
Andrew W. Verhalen/Entities Affiliated with Matrix Partners......    210,527
Intel Corporation................................................     42,106
Tench Coxe.......................................................      8,059

  In October 1998, we sold 3,225,806 shares of series D preferred stock in a private placement at a purchase price of $7.75 per share, pursuant to a Series D Preferred Stock Agreement dated October 9, 1998. See Note 5 of Notes to Financial Statements for a description of the series D preferred stock. Upon the closing of this offering, each share of series D preferred stock will automatically convert into one and one-half shares of common stock. The following directors and beneficial owners of more than 5% of our common stock (assuming the conversion of all shares of preferred stock into common stock) acquired beneficial ownership of series D preferred stock pursuant to the Series D Preferred Stock Agreement.

DIRECTORS / 5% STOCKHOLDERS                                       NO. OF SHARES
---------------------------                                       -------------
Richard H. Kimball/Entities Affiliated with Technology Crossover
 Ventures.......................................................     774,194
Roger Evans/Greylock Equity Limited Partnership.................     147,805
Tench Coxe/Entities Affiliated with Sutter Hill Ventures........     147,805
Intel Corporation...............................................     135,989
Andrew W. Verhalen/Entities Affiliated with Matrix Partners.....      75,478
Entities Affiliated with Canaan Equity, L.P.....................      58,527
Entities Affiliated with InterWest Partners VI, L.P.............      58,527
Tench Coxe/Wells Fargo Bank, Trustee SHV M/P/T FBO Tench Coxe...       4,918
Richard S. Gilbert..............................................       1,422

  Pursuant to the Amended and Restated Investors' Rights Agreement between us and certain of our stockholders, the underwriters have reserved for sale to the holders of our series D preferred stock in this offering, an aggregate of $2 million worth of shares of Copper Mountain common stock at the price per share set forth on the cover page of this prospectus.

  All of the securities referenced above were sold and purchased at prices equal to the fair market value of the securities, as determined by our board of directors, on the date of issuance.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of March 31, 1999 and as adjusted to reflect our sale of shares for

  . each person who we know to own beneficially more than five percent of the common stock,

  .  each of our directors,

  .  certain of our executive officers, and

  .  all directors and executive officers as a group.

Except as indicated, and subject to community property laws where applicable, the persons named have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 18,387,005 shares of common stock outstanding on an as-converted basis as of March 31, 1999. This assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, we will sell up to an aggregate of 4,600,000 shares of common stock and up to 22,987,005 shares of common stock will be outstanding after the completion of this offering.

  The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after March 31, 1999 through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of, or receives the economic benefit from, such shares.

  Unless otherwise indicated in the table set forth below, each person or entity named below has an address in care of Copper Mountain's principal executive offices.

                                                          PERCENTAGE OF
                                                             SHARES
                                                       BENEFICIALLY OWNED
                                             SHARES    -------------------
                                          BENEFICIALLY PRIOR TO       AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER         OWNED     OFFERING     OFFERING
------------------------------------      ------------ ---------    ---------
Greylock Equity Limited Partnership(1)..   3,042,964          16.5%        13.6%
  755 Page Mill Road, Suite A-100
  Palo Alto, CA 94304

Roger Evans(2)..........................   3,042,964          16.5%        13.6%
  Greylock Equity Limited Partnership
  755 Page Mill Road, Suite A-100
  Palo Alto, CA 94304

Entities Affiliated with................   3,042,956          16.5%        13.6%
  Sutter Hill Ventures(3)
  755 Page Mill Road, Suite A-200
  Palo Alto, CA 94304

Tench Coxe(4)...........................   2,391,455          13.0%        10.7%
  Sutter Hill Ventures
  755 Page Mill Road, Suite A-200
  Palo Alto, CA 94304

Entities Affiliated with................   1,568,594           8.5%         7.0%
  Matrix Partners IV, L.P. (5)
  2500 Sand Hill Road, Suite 113
  Menlo Park, CA 94025

                                                         PERCENTAGE OF
                                                            SHARES
                                                      BENEFICIALLY OWNED
                                            SHARES    ------------------
                                         BENEFICIALLY PRIOR TO       AFTER
NAME AND ADDRESS OF BENEFICIAL  OWNER       OWNED     OFFERING     OFFERING
-------------------------------------    ------------ ---------    ---------
Andrew W. Verhalen(6)...................   1,568,594          8.5%         7.0%
  Matrix Partners IV, L.P.
  2500 Sand Hill Road, Suite 113
  Menlo Park, CA 94025

Entities Affiliated with................   1,193,054          6.5%         5.3%
  InterWest Partners VI, L.P.(7)
  3000 Sand Hill Road
  Building 3, Suite 255
  Menlo Park, CA 94025

Canaan Equity, L.P......................   1,193,054          6.5%         5.3%
  2884 Sand Hill Road, Ste. 115
  Menlo Park, CA 94025

Entities Affiliated with................   1,191,290          6.5%         5.3%
  Technology Crossover Ventures (8)
  575 High Street, Suite 400
  Palo Alto, CA 94301

Richard H. Kimball(9)...................   1,191,290          6.5%         5.3%
  Technology Crossover Ventures II, L.P.
  575 High Street, Suite 400
  Palo Alto, CA 94301

Joseph D. Markee(10)....................     961,739          5.2%         4.3%

Intel Corporation(11)...................     930,446          5.1%         4.2%
  2200 Mission College Boulevard
  Santa Clara, CA 950520

Mark Handzel(12)........................     781,635          4.3%         3.5%

Richard Gilbert(13).....................     230,892          1.2%         1.0%

Steve Hunt(14)..........................     206,250          1.1%           *

Mike Kelly(15)..........................     177,986          1.0%           *

Raymond V. Thomas(16)...................      30,000            *            *

Robert L. Bailey(17)....................      30,000            *            *

All directors and officers as a group
 (16 persons)(18).......................  10,799,378         58.0%        47.7%

--------
  * Represents beneficial ownership of less than 1%.

 (1) Includes 30,000 shares issuable upon exercise of options held by Roger Evans exercisable within 60 days of March 31, 1999. Mr. Evans, a director of Copper Mountain, is a general partner of the general partner of Greylock Equity Limited Partnership.

 (2) Includes 3,012,964 shares held by Greylock Equity Limited Partnership and 30,000 shares issuable upon exercise of options held by Mr. Evans exercisable within 60 days of March 31, 1999. Mr. Evans is a general partner of the general partner of Greylock Equity Limited Partnership.

 (3) Includes 101,728 shares held by or for the benefit of Tench Coxe, a director of Copper Mountain and a managing director of the general partner of Sutter Hill Ventures and 30,000 shares issuable upon exercise of options held by Mr. Coxe exercisable within 60 days of March 31, 1999. Mr. Coxe shares voting and investing power with four other managing directors of the general partner of Sutter Hill Ventures. Also includes 624,911 shares held of record by the managing directors of the general partner of Sutter Hill Ventures and their related family entities, and 26,590 shares held by other individuals associated with Sutter Hill Ventures.

 (4) Includes 2,259,727 shares held by Sutter Hill Ventures, 7,377 shares held in Mr. Coxe's Keogh account, and 30,000 shares issuable upon exercise of options held by Mr. Coxe exercisable within 60 days of March 31, 1999. Mr. Coxe is a managing director of the general partner of Sutter Hill Ventures.

 (5) Of the total shares indicated as beneficially owned, Matrix Partners IV, L.P. owns 1,461,664 shares, which represent 8.0% and 6.5% of total shares before and after this offering, respectively. Matrix IV Entrepreneurs Fund, L.P. owns 76,930 shares which represent less than 1% of total shares before and after this offering, respectively. Also includes 30,000 shares issuable upon exercise of options held by Mr. Verhalen exercisable within 60 days of March 31, 1999. Mr. Verhalen, a director, is a general partner of Matrix Partners IV, L.P.

 (6) Includes 1,538,594 shares held by entities affiliated with Matrix Partners IV, L.P. and 30,000 shares issuable upon exercise of options held by Mr. Verhalen exercisable within 60 days of March 31, 1999. See
     Note 5 above. Mr. Verhalen is a general partner of Matrix Partners IV,
     L.P.

 (7) Of the total shares indicated as beneficially owned, InterWest Partners VI, L.P. owns 1,157,261 shares, which represent 6.3% and 5.2% of total shares before and after this offering, respectively. InterWest Investors VI, L.P. owns 35,793 shares which represent less than 1% of total shares before and after this offering, respectively. InterWest Management Partners VI, LLC is the general partner of both of these partnerships. The managing directors of InterWest Management Partners VI, LLC are deemed to beneficially own the shares held by InterWest Partners VI, L.P. and InterWest Investors VI, L.P.

 (8) Includes:

  . 18,046 shares held by TCV II, V.O.F., which represent less than 1% of total shares before and after this offering, respectively;

  . 555,531 shares held by Technology Crossover Ventures II, L.P. which represent 3.0% and 2.5% of total shares before and after this offering, respectively;

  . 427,099 shares held by TCV II (Q), L.P. which represent 2.3% and 1.9% of total shares before and after this offering, respectively;

  . 75,795 shares held by TCV II Strategic Partners, L.P. which represent less than 1% of total shares before and after this offering, respectively;

  . 84,819 shares held by Technology Crossover Ventures II, C.V. which represent less than 1% of total shares before and after this offering, respectively; and

  . 30,000 shares issuable upon exercise of options held by Mr. Kimball exercisable within 60 days of March 31, 1999.

    Mr. Kimball, a director of Copper Mountain, is a managing member of the general partner of each of these entities.

 (9) Includes 1,161,290 shares held by the entities listed in note 8 above and 30,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 1999. Mr. Kimball is a managing member of the general partner of these entities.

(10) Includes 28,437 shares of common stock held by Teresa L. Boley, Mr. Markee's spouse, 5,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 1999, and 194,576 shares subject to repurchase by Copper Mountain as of March 31, 1999.

(11) Includes 221,101 shares of common stock issuable upon the exercise of a warrant.

(12) Includes 194,576 shares subject to repurchase by Copper Mountain as of March 31, 1999, and 3,333 shares issuable upon exercise of options exercisable within 60 days of March 31, 1999.

(13) Includes 228,759 shares issuable upon exercise of options exercisable within 60 days of March 31, 1999.

(14) Includes 18,750 shares of common stock issuable upon exercise of options exercisable within 60 days of March 31, 1999.

(15) Includes 18,216 shares issuable upon exercise of options exercisable within 60 days of March 31, 1999.

(16) Includes 30,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 1999.

(17) Includes 30,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 1999.

(18) Includes 602,006 shares subject to options exercisable within 60 days of March 31, 1999.

                         DESCRIPTION OF CAPITAL STOCK

  Effective upon the closing of this offering, the authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value.

COMMON STOCK

  As of March 31, 1999, there were 18,387,005 shares of common stock outstanding, after giving effect to the conversion of all outstanding shares of preferred stock into 15,334,824 shares of common stock.

  The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

  Upon the closing of this offering, all outstanding shares of preferred stock will be converted at a rate of one and one half shares of common stock for each share of preferred stock into an aggregate of 15,334,824 shares of common stock. Following the conversion, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the restated certificate, the board has the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock could have the effect of delaying, deterring or preventing a change in control of Copper Mountain. We have no present plans to issue any shares of preferred stock.

WARRANTS

  In October 1996, in conjunction with the execution of an equipment financing agreement, we issued ten-year warrants to purchase up to 10,000 shares and 40,000 shares of series A preferred stock at an exercise price of $1.00 per share. In January 1997, in connection with the execution of a license agreement with Intel, we issued a seven-year warrant to purchase up to 147,401 shares of series B preferred stock at an exercise price of $3.39 per share. In October 1997 and in April 1998, in connection with the execution of an equipment financing agreement, we issued ten-year warrants to purchase 8,421 and 6,316 shares of series C preferred stock at an exercise price of $4.75 per share. In August 1998, in connection with the execution of a loan agreement, we issued a five-year warrant to purchase up to 25,000 shares of series C preferred stock at an exercise price of $4.75 per share.

  Upon the closing of this offering, all warrants described herein will become exercisable for common stock at the rate of one and one-half shares of common stock for each share of preferred stock underlying the warrants.

REGISTRATION RIGHTS

  After this offering, the holders of 15,690,530 shares of common stock issued upon conversion of our preferred stock, including shares issuable upon exercise of warrants, or their permitted transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. If we propose to register any of its securities under the Securities Act for its own account or the account of any of its stockholders other than the holders of the registrable shares, holders of such registrable shares are entitled, subject to certain limitations and conditions, to notice of such registration and are, subject to certain conditions and limitations, entitled to include registrable shares therein, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. In addition, commencing 180 days after the effective date of the registration statement of which this prospectus is a part, we may be required to prepare and file a registration statement under the Securities Act at its expense if requested to do so by the holders of at least 25% of the registrable shares, provided the reasonably expected aggregate offering price will equal or exceed $5,000,000 including underwriting discounts and commissions. We are required to use its best efforts to effect such registration, subject to certain conditions and limitations. We are not obligated to effect more than two of such stockholder-initiated registrations. Further, holders of registrable securities may require us to file additional registration statements on Form S-3, subject to certain conditions and limitations.

  We are required to bear substantially all costs incurred in connection with any such registrations, other than underwriting discounts and commissions. The foregoing registration rights could result in substantial future expenses and adversely affect any future equity or debt offerings.

DELAWARE ANTI-TAKEOVER LAW

  We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sale or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of Copper Mountain.

  Our restated certificate, which will become effective upon the effective date of this offering, provides that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, our bylaws provide that special meetings of the stockholders may be called only by the Chairman of the board of directors, the Chief Executive Officer, by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, or by the holders of 10% of the outstanding voting stock. Our restated certificate also specifies that the authorized number of directors may be changed only by resolution of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. These and other provisions contained in the restated certificate and our bylaws could delay or discourage certain types of transactions involving an actual or potential change in control or its management (including transactions in which stockholders might otherwise receive a premium for their shares over then current prices) and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock.

  Upon completion of this offering, Copper Mountain will have outstanding 22,387,005 shares of common stock, assuming the issuance of 4,000,000 shares of common stock offered hereby and no exercise of options after March 31, 1999. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below).

  We issued and sold the remaining 18,387,005 shares of common stock held by existing stockholders in reliance on exemptions from the registration requirements of the Securities Act. All of these shares will be subject to "lock-up" agreements described below on the effective date of this offering. Upon expiration of the lock-up agreements 180 days after the effective date of this offering, all of these shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.

                      SHARES
 DAYS AFTER DATE OF  ELIGIBLE
  THIS PROSPECTUS    FOR SALE                     COMMENT
 ------------------ ---------- ---------------------------------------------
 Upon Effectiveness  4,000,000 Shares sold in this offering

 180 days                      Lock-up released; saleable shares under Rules
                    18,387,005 144 and 701

  As of March 31, 1999, there were a total of 4,962,225 shares of common stock subject to outstanding options under our stock option plans and outside our stock option plans, 439,177 of which were vested. However, all of these shares are subject to lock-up agreements. Immediately after the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our stock option plans. On the date 180 days after the effective date of this offering, a total of 1,475,555 shares of common stock subject to outstanding options will be vested. After the effective date of the registration statement on Form S-8, shares purchased upon exercise of options granted pursuant to the 1996 Equity Incentive Plan and Employee Stock Purchase Plan generally would be available for resale in the public market.

  The officers, directors and stockholders of Copper Mountain have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this offering. Morgan Stanley & Co. Incorporated, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

RULE 144

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of Copper Mountain's common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of

  (a) 1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

  (b) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

  Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about Copper Mountain.

RULE 144(K)

  Under Rule 144(k), a person who is not deemed to have been one of Copper Mountain's "affiliates," as defined in Rule 144, at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

  In general, under Rule 701, any Copper Mountain employee, director, officer, consultant or advisor who purchases shares from Copper Mountain in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

  Rule 701 applies to typical stock options granted by an issuer to employees and certain consultants and advisers before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates" (as defined in Rule 144) subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in the underwriting agreement dated the date hereof, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, BancBoston Robertson Stephens, Inc. and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them an aggregate of 4,000,000 shares of common stock. The number of shares of common stock that each underwriter has agreed to purchase is set forth opposite its name below:

                                                                       NUMBER OF
   NAME                                                                 SHARES
   ----                                                                ---------
   Morgan Stanley & Co. Incorporated.................................. 1,550,000
   BancBoston Robertson Stephens, Inc.................................   775,000
   Dain Rauscher Wessels..............................................   775,000
   Hambrecht & Quist LLC..............................................   100,000
   Hoefer & Arnett, Incorporated......................................   100,000
   Edward D. Jones & Co., L.P. .......................................   100,000
   Ladenburg Thalmann & Co. Inc. .....................................   100,000
   NationsBanc Montgomery Securities LLC..............................   100,000
   Brad Peery Inc. ...................................................   100,000
   Raymond James & Associates, Inc. ..................................   100,000
   U.S. Bancorp Piper Jaffray Inc. ...................................   100,000
   Wasserstein Perella Securities, Inc. ..............................   100,000
                                                                       ---------
     Total............................................................ 4,000,000
                                                                       =========

  The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any such shares are taken.

  The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $.89 a share under the public offering price. Any underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other underwriters or to certain other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

  Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriter's over-allotment option is exercised in full, the total price to public would be $96,600,000, the total underwriters' discounts and commissions would be $6,762,000, and the total proceeds to us would be $89,838,000.

  We, the directors, officers, stockholders and certain optionholders of Copper Mountain have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, we will not, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

  The restrictions described in the previous paragraph do not apply to (a) the sale to the underwriters of the shares of common stock under the underwriting agreement, (b) the issuance by Copper Mountain of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus which is described in this prospectus, (c) transactions by any person other than Copper Mountain relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, or (d) issuances of certain shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of this prospectus.

  The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

  Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "CMTN."

  In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

  Of the 4,000,000 shares of common stock to be offered in this offering, the underwriters have reserved for sale, at the price set forth on the cover page of this prospectus, at the request of the Company, up to 200,000 shares of the Company's common stock. As a result, the number of shares of common stock available for sale to the general public will be reduced to the extent of purchase of the reserved shares. The underwriters will offer to the general public (on the same basis as the other shares to be sold in this offering) any reserved shares that are not so purchased.

  We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  Morgan Stanley & Co. Incorporated acted as the placement agent of our series D preferred stock financing, and in connection with that placement, received a fee for their services. In addition, entities affiliated with Morgan Stanley & Co. Incorporated purchased an aggregate of 225,806 shares of our series D preferred stock (338,709 shares on an as converted basis), and an affiliate of BancBoston Robertson Stephens, Inc. purchased 38,710 shares of our series D preferred stock (58,065 shares on an as converted basis). Certain of these entities have agreed for a period of one year from the date of this prospectus not to sell, transfer, assign, pledge or hypothecate these shares, or the common stock issuable when this preferred stock converts into common stock on the closing of this offering.

PRICING OF THE OFFERING

  Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares of common stock was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our record of operations, our current financial position and future prospects, the experience of our management, sales, earnings and certain of our other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

                                 LEGAL MATTERS

  The legality of the shares of common stock offered hereby will be passed upon for us by Cooley Godward llp, San Diego, California. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this prospectus, certain partners and associates of Cooley Godward llp and certain partners and associates of Wilson Sonsini Goodrich & Rosati beneficially own an aggregate of approximately 60,943 and 15,790 shares of common stock, respectively, through investment partnerships.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1997 and 1998 and for the period from March 11, 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus, which is a part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to Copper Mountain and the common stock offered hereby, reference is made to such registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents or provisions of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. In addition, registration statements and certain other filings made with the SEC through its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system are publicly available through the SEC's Web site on the Internet's World Wide Web, located at http://www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, was filed with the SEC through EDGAR.

                         COPPER MOUNTAIN NETWORKS, INC.

                         INDEX TO FINANCIAL STATEMENTS

CONTENTS
Report of Ernst & Young LLP, Independent Auditors.........................  F-2
Balance Sheets............................................................  F-3
Statements of Operations..................................................  F-4
Statement of Stockholders' Equity.........................................  F-5
Statements of Cash Flows..................................................  F-6
Notes to Financial Statements.............................................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Copper Mountain Networks, Inc.

We have audited the accompanying balance sheets of Copper Mountain Networks, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity and cash flows for the period March 11, 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Copper Mountain Networks, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period March 11, 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

San Diego, California
February 25, 1999,
except for the sixteenth paragraph of Note 5, as to which the date is April 23, 1999, and Note 10, as to which the date is April 13, 1999

                         COPPER MOUNTAIN NETWORKS, INC.

                                 BALANCE SHEETS

                               DECEMBER 31,
                         --------------------------   MARCH 31,
                                                                     PRO FORMA
                                                                   STOCKHOLDER'S
                             1997          1998          1999         EQUITY
                         ------------  ------------  ------------  -------------
                                                     (UNAUDITED)    (UNAUDITED)
         ASSETS                                                      (NOTE 1)
Current assets:
 Cash and cash
  equivalents........... $  9,517,000  $  7,631,000  $  8,474,000
 Short-term
  investments...........           --    10,898,000    10,033,000
 Accounts receivable....      183,000     8,026,000     7,262,000
 Inventory..............      383,000     4,668,000     5,067,000
 Other current assets...       98,000       476,000       915,000
                         ------------  ------------  ------------
Total current assets....   10,181,000    31,699,000    31,751,000
Property and equipment,
 net....................    1,905,000     3,214,000     4,239,000
Other assets............      246,000     1,296,000     1,403,000
                         ------------  ------------  ------------
Total assets............ $ 12,332,000  $ 36,209,000  $ 37,393,000
                         ============  ============  ============
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable....... $    748,000  $  4,371,000  $  3,555,000
 Accrued liabilities....    1,435,000     2,219,000     3,493,000
 Current portion of
  obligations under
  capital leases and
  equipment notes
  payable...............      345,000       783,000       898,000
                         ------------  ------------  ------------
Total current
 liabilities............    2,528,000     7,373,000     7,946,000
Obligations under
 capital leases and
 equipment notes
 payable, less current
 portion................      735,000     1,965,000     1,828,000
Other accrued...........           --        28,000        34,000
Stockholders' equity:
 Convertible preferred
  stock, no par value,
  10,602,464 shares
  authorized, 6,997,424,
  10,223,230 and
  10,223,230 shares
  issued and outstanding
  at December 31, 1997,
  1998 and March 31,
  1999 (unaudited),
  respectively; $.001
  par value, 5,000,000
  shares authorized,
  none issued and
  outstanding in pro
  forma (unaudited)
  (liquidation
  preference of
  $45,508,000 at
  December 31, 1998)....   20,425,000    44,502,000    44,502,000  $         --
 Common stock, $.001 par
  value, 29,397,536
  shares authorized,
  2,230,679, 2,516,873,
  3,052,181 and
  18,387,005 shares
  issued and outstanding
  at December 31, 1997,
  1998, March 31, 1999
  (unaudited), and pro
  forma (unaudited),
  respectively..........        2,000         3,000         3,000        18,000
 Notes receivable from
  stockholders..........      (69,000)      (41,000)      (41,000)      (41,000)
 Paid-in capital........    4,471,000    15,669,000    15,988,000    60,475,000
 Deferred compensation..   (2,563,000)   (9,762,000)   (8,303,000)   (8,303,000)
 Accumulated deficit....  (13,197,000)  (23,528,000)  (24,564,000)  (24,564,000)
                         ------------  ------------  ------------  ------------
Total stockholders'
 equity.................    9,069,000    26,843,000    27,585,000  $ 27,585,000
                         ------------  ------------  ------------  ============
Total liabilities and
 stockholders' equity... $ 12,332,000  $ 36,209,000  $ 37,393,000
                         ============  ============  ============

                            See accompanying notes.

                         COPPER MOUNTAIN NETWORKS, INC.

                            STATEMENTS OF OPERATIONS

                          PERIOD FROM MARCH        YEAR ENDED             THREE MONTHS ENDED
                              11, 1996            DECEMBER 31,                 MARCH 31,
                           (INCEPTION) TO   --------------------------  ------------------------
                          DECEMBER 31, 1996     1997          1998         1998         1999
                          ----------------- ------------  ------------  -----------  -----------
                                                                              (UNAUDITED)
Net revenue.............     $       --     $    211,000  $ 21,821,000  $   317,000  $13,217,000
Cost of revenue.........             --        1,717,000    12,400,000      217,000    6,384,000
                             -----------    ------------  ------------  -----------  -----------
Gross profit (loss).....             --       (1,506,000)    9,421,000      100,000    6,833,000
Operating expenses:
  Research and
   development..........       1,483,000       4,753,000     7,225,000    1,773,000    2,564,000
  Sales and marketing...             --        1,510,000     5,363,000      724,000    2,581,000
  General and
   administrative.......         553,000       1,928,000     3,428,000      535,000    1,130,000
  Amortization of
   deferred stock
   compensation.........         189,000       1,490,000     3,929,000      435,000    1,693,000
                             -----------    ------------  ------------  -----------  -----------
    Total operating
     expenses...........       2,225,000       9,681,000    19,945,000    3,467,000    7,968,000
                             -----------    ------------  ------------  -----------  -----------
Loss from operations....      (2,225,000)    (11,187,000)  (10,524,000)  (3,367,000)  (1,135,000)
Interest income.........          47,000         268,000       406,000      113,000      202,000
Interest expense........          (3,000)        (97,000)     (213,000)     (33,000)     (55,000)
                             -----------    ------------  ------------  -----------  -----------
Loss before income
 taxes..................      (2,181,000)    (11,016,000)  (10,331,000)  (3,287,000)    (988,000)
Provision for income
 taxes..................             --              --            --           --        48,000
                             -----------    ------------  ------------  -----------  -----------
Net loss................     $(2,181,000)   $(11,016,000) $(10,331,000) $(3,287,000) $(1,036,000)
                             ===========    ============  ============  ===========  ===========
Basic and diluted net
 loss per share.........     $    (11.67)   $     (15.62) $      (7.75) $     (3.08) $      (.47)
                             ===========    ============  ============  ===========  ===========
Shares used to compute
 basic and diluted net
 loss per share.........         186,938         705,236     1,333,036    1,068,260    2,208,833
                             ===========    ============  ============  ===========  ===========
Pro forma basic and
 diluted net loss per
 share (unaudited)......                                  $       (.62)              $      (.06)
                                                          ============               ===========
Shares used in computing
 pro forma basic and
 diluted net loss per
 share (unaudited)......                                    16,667,860                17,543,657
                                                          ============               ===========


                            See accompanying notes.

                        COPPER MOUNTAIN NETWORKS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                                              NOTES
                     PREFERRED STOCK       COMMON STOCK     RECEIVABLE                                               TOTAL
                  ---------------------- -----------------     FROM       PAID-IN      DEFERRED    ACCUMULATED   STOCKHOLDERS'
                    SHARES     AMOUNT     SHARES    AMOUNT STOCKHOLDERS   CAPITAL    COMPENSATION    DEFICIT        EQUITY
                  ---------- ----------- ---------  ------ ------------ -----------  ------------  ------------  -------------
Issuance of
 common stock at
 $0.03 per share
 for notes
 receivable.....         --  $       --  1,556,604  $2,000   $(42,000)  $    40,000  $       --    $        --    $       --
Issuance of
 Series A
 convertible
 preferred stock
 at $1.00 per
 share for
 cash...........   2,723,000   2,723,000       --      --         --            --           --             --      2,723,000
Issuance of
 Series A
 convertible
 preferred stock
 warrants in
 connection with
 note payable...         --          --        --      --         --         18,000          --             --         18,000
Issuance of
 common stock at
 $0.07 per share
 for notes
 receivable.....         --          --    408,000     --     (27,000)       27,000          --             --            --
Deferred
 compensation
 related to the
 grant of stock
 options........         --          --        --      --         --      1,813,000   (1,813,000)           --            --
Amortization
 related to
 deferred stock
 compensation...         --          --        --      --         --            --       189,000            --        189,000
Net loss........         --          --        --      --         --            --           --      (2,181,000)   (2,181,000)
                  ---------- ----------- ---------  ------   --------   -----------  -----------   ------------   -----------

Balance at
 December 31,
 1996...........   2,723,000   2,723,000 1,964,604   2,000    (69,000)    1,898,000   (1,624,000)    (2,181,000)      749,000
Issuance of
 Series B
 convertible
 preferred stock
 at $3.39 per
 share for cash
 and conversion
 of convertible
 bridge note
 payable, net of
 offering
 expenses of
 $76,000........   1,850,063   6,196,000       --      --         --            --           --             --      6,196,000
Issuance of
 Series C
 convertible
 preferred stock
 at $4.75 per
 share for
 cash...........   2,422,361  11,506,000       --      --         --            --           --             --     11,506,000
Exercise of
 options to
 purchase common
 stock..........         --          --    238,437     --         --         16,000          --             --         16,000
Stock grants for
 consulting
 services.......       2,000         --     27,638     --         --         15,000          --             --         15,000
Issuance of
 warrants to
 purchase
 convertible
 preferred stock
 in connection
 with technology
 agreement,
 notes payable,
 and consulting
 services.......         --          --        --      --         --        113,000          --             --        113,000
Deferred
 compensation
 related to the
 grant of stock
 options........         --          --        --      --         --      2,429,000   (2,429,000)           --            --
Amortization
 related to
 deferred stock
 compensation...         --          --        --      --         --            --     1,490,000            --      1,490,000
Net loss........         --          --        --      --         --            --           --     (11,016,000)  (11,016,000)
                  ---------- ----------- ---------  ------   --------   -----------  -----------   ------------   -----------

Balance at
 December 31,
 1997...........   6,997,424  20,425,000 2,230,679   2,000    (69,000)    4,471,000   (2,563,000)   (13,197,000)    9,069,000
Exercise of
 options to
 purchase common
 stock..........         --          --    514,635   1,000        --         60,000          --             --         61,000
Stock grants for
 consulting
 services.......         --          --      9,560     --         --          5,000          --             --          5,000
Deferred
 compensation
 related to the
 grant of stock
 options........         --          --        --      --         --     11,128,000  (11,128,000)           --            --
Amortization
 related to
 deferred stock
 compensation...         --          --        --      --         --            --     3,929,000            --      3,929,000
Stock forfeited
 by employee....         --          --   (238,001)    --      16,000       (16,000)         --             --            --
Repayment of
 stockholder
 note...........         --          --        --      --      12,000           --           --             --         12,000
Issuance of
 Series C
 convertible
 preferred stock
 warrants in
 connection with
 a financing
 agreement......         --          --        --      --         --         21,000          --             --         21,000
Issuance of
 Series D
 convertible
 preferred stock
 at $7.75 per
 share for cash,
 net of offering
 expenses of
 $923,000.......   3,225,806  24,077,000       --      --         --            --           --             --     24,077,000
Net loss........         --          --        --      --         --            --           --     (10,331,000)  (10,331,000)
                  ---------- ----------- ---------  ------   --------   -----------  -----------   ------------   -----------

Balance at
 December 31,
 1998...........  10,223,230  44,502,000 2,516,873   3,000    (41,000)   15,669,000   (9,762,000)   (23,528,000)   26,843,000
Exercise of
 options to
 purchase common
 stock
 (unaudited)....         --          --    534,933     --         --         83,000          --             --         83,000
Stock grants for
 consulting
 services
 (unaudited)....         --          --        375     --         --          2,000          --             --          2,000
Deferred
 compensation
 related to the
 grant of stock
 options
 (unaudited)....         --          --        --      --         --        234,000     (234,000)           --            --
Amortization
 related to
 deferred stock
 compensation
 (unaudited)....         --          --        --      --         --            --     1,693,000            --      1,693,000
Net loss
 (unaudited)....         --          --        --      --         --            --           --      (1,036,000)   (1,036,000)
                  ---------- ----------- ---------  ------   --------   -----------  -----------   ------------   -----------

Balance at March
 31, 1999
 (unaudited)....  10,223,230 $44,502,000 3,052,181  $3,000   $(41,000)  $15,988,000  $(8,303,000)  $(24,564,000)  $27,585,000
                  ========== =========== =========  ======   ========   ===========  ===========   ============   ===========

                            See accompanying notes.

                         COPPER MOUNTAIN NETWORKS, INC.

                            STATEMENTS OF CASH FLOWS

                           PERIOD FROM
                          MARCH 11, 1996                                THREE MONTHS ENDED
                          (INCEPTION) TO  YEAR ENDED DECEMBER 31,           MARCH 31,
                           DECEMBER 31,  --------------------------  -------------------------
                               1996          1997          1998         1998          1999
                          -------------- ------------  ------------  -----------  ------------
                                                                           (UNAUDITED)
OPERATING ACTIVITIES
Net loss................   $(2,181,000)  $(11,016,000) $(10,331,000) $(3,287,000) $ (1,036,000)
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
  Depreciation and
   amortization.........       109,000        511,000     1,231,000      233,000       489,000
  Noncash compensation..       190,000      1,503,000     3,934,000      435,000     1,695,000
  Changes in operating
   assets and
   liabilities:
   Accounts receivable..           --        (183,000)   (7,843,000)    (142,000)      764,000
   Inventory............           --        (383,000)   (4,285,000)    (466,000)     (399,000)
   Other current assets
    and other assets....       (58,000)      (155,000)   (1,469,000)    (194,000)     (551,000)
   Accounts payable and
    accrued
    liabilities.........       448,000      1,735,000     4,435,000     (567,000)      464,000
                           -----------   ------------  ------------  -----------  ------------
Net cash provided by
 (used in) operating
 activities.............    (1,492,000)    (7,988,000)  (14,328,000)  (3,988,000)    1,426,000
INVESTING ACTIVITIES
Purchases of short-term
 investments, net.......           --             --    (10,898,000)         --        865,000
Purchases of property
 and equipment..........      (682,000)    (1,515,000)   (1,171,000)         --     (1,509,000)
                           -----------   ------------  ------------  -----------  ------------
Net cash used for
 investing activities...      (682,000)    (1,515,000)  (12,069,000)         --       (644,000)
FINANCING ACTIVITIES
Proceeds from issuance
 of equipment notes
 payable................       367,000        615,000       921,000      566,000        82,000
Proceeds from
 convertible bridge note
 payable................     2,500,000            --            --           --            --
Payments on capital
 lease obligations......           --         (18,000)     (293,000)     (40,000)      (33,000)
Payments on equipment
 notes payable..........       (10,000)      (201,000)     (267,000)     (70,000)      (71,000)
Proceeds from issuance
 of preferred stock.....     2,723,000     15,202,000    24,077,000          --            --
Proceeds from issuance
 of common stock........           --          16,000        73,000       12,000        83,000
                           -----------   ------------  ------------  -----------  ------------
Net cash provided by
 financing activities...     5,580,000     15,614,000    24,511,000      468,000        61,000
                           -----------   ------------  ------------  -----------  ------------
Net increase (decrease)
 in cash and cash
 equivalents............     3,406,000      6,111,000    (1,886,000)  (3,520,000)      843,000
Cash and cash
 equivalents at
 beginning of the
 period.................           --       3,406,000     9,517,000    9,517,000     7,631,000
                           -----------   ------------  ------------  -----------  ------------
Cash and cash
 equivalents at end of
 the period.............   $ 3,406,000   $  9,517,000  $  7,631,000  $ 5,997,000  $  8,474,000
                           ===========   ============  ============  ===========  ============
SUPPLEMENTAL SCHEDULE OF
 INVESTING AND FINANCING
 ACTIVITIES:
Interest paid...........   $       --    $     74,000  $    150,000  $    21,000  $     46,000
                           ===========   ============  ============  ===========  ============
Capital lease
 obligations entered
 into for equipment.....   $       --    $    327,000  $  1,307,000  $   832,000  $        --
                           ===========   ============  ============  ===========  ============
Conversion of
 convertible bridge note
 payable to preferred
 stock..................   $       --    $  2,500,000  $        --   $       --   $        --
                           ===========   ============  ============  ===========  ============
Stock issued (forfeited)
 for notes receivable...   $    69,000   $        --   $    (16,000) $   (16,000) $        --
                           ===========   ============  ============  ===========  ============
Issuance of convertible
 preferred stock
 warrants...............   $    18,000   $    113,000  $     21,000  $       --   $        --
                           ===========   ============  ============  ===========  ============
Issuance of stock for
 consulting services....   $     1,000   $     13,000  $      5,000  $       --   $      2,000
                           ===========   ============  ============  ===========  ============

                            See accompanying notes.

                        COPPER MOUNTAIN NETWORKS, INC.

                         NOTES TO FINANCIAL STATEMENTS

 (INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 AND PERTAINING TO MARCH 31, 1999
     AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


   Organization and Business Activity

  Copper Mountain Networks, Inc. (the "Company" or "Copper Mountain") was incorporated in California on March 11, 1996, and is a supplier of high-speed DSL-based communication solutions for the broadband access market. The Company's solutions enable telecommunication service providers to provide high speed, cost effective connectivity over the existing copper wire infrastructure to the business, multiple tenant unit and residential markets.

  During the period from March 11, 1996 to December 31, 1997, Copper Mountain was a developmental stage company as defined in Financial Accounting Standards Board Statement No. 7 "Development Stage Enterprises." Planned principal operations commenced as of January 1, 1998 and, accordingly, Copper Mountain is no longer considered a developmental stage company.

   Management Estimates and Assumptions

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Interim Financial Data

  The financial statements for the three months ended March 31, 1998 and 1999 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information set forth therein, in accordance with generally accepted accounting principles.

  The results of operations for the interim period ended March 31, 1999 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending December 31, 1999.

   Cash and Cash Equivalents

  Cash and cash equivalents consist of cash, money market funds, and other highly liquid investments with maturities of three months or less when purchased. The carrying value of these instruments approximates fair value. The Company generally invests its excess cash in debt instruments of the U.S. Treasury, government agencies and corporations with strong credit ratings. Such investments are made in accordance with the Company's investment policy, which establishes guidelines relative to diversification and maturities designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any losses on its cash and cash equivalents.

   Fair Value of Financial Instruments

  The carrying value of cash, cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities, short-term bank borrowings and notes payable approximates fair value.

                        COPPER MOUNTAIN NETWORKS, INC.

   Investments

  At December 31, 1998, the Company held investments in investment grade debt securities with various maturities through August 1999. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company's total investments in these securities as of December 31, 1998 totaled $12,896,000. The Company has included $1,998,000 of these securities in cash and cash equivalents, as of December 31, 1998, as they have original maturities of less than 90 days. The remaining $10,898,000 as of December 31, 1998 has been classified as short-term investments. The Company has designated all of its investments as held to maturity.

   Concentration of Credit Risk

  The Company operates in one business segment, developing, marketing and supporting advanced communications products which enable high-speed data access to business, multi-tenant unit and residential users. The markets for high-speed data access products are characterized by rapid technological developments, frequent new product introductions, changes in end user requirements and evolving industry standards. The Company's future success will depend on its ability to develop, introduce and market enhancements to its existing products, to introduce new products in a timely manner which meet customer requirements and to respond to competitive pressures and technological advances. Further, the emergence of new industry standards, whether through adoption by official standards committees or widespread use by telephone companies or other telecommunications service providers, could require the Company to redesign its products.

  A relatively small number of customers account for a significant percentage of the Company's revenues. The Company expects that the sale of its products to a limited number of customers may continue to account for a high percentage of revenues for the foreseeable future. The Company's revenues for the year ended December 31, 1998 include sales to two significant customers totaling $13,227,000 and $3,995,000, respectively. The Company's four largest customers (by revenues) generated approximately 95% of the Company's total revenues for the year ended December 31, 1998.

  The Company performs ongoing credit evaluations of its customers and generally requires no collateral. The Company had significant accounts receivable balances due from three customers individually representing 63%, 11% and 10% of total accounts receivable at December 31, 1998.

  The Company from time to time maintains a substantial portion of its cash and cash equivalents in money market accounts with one financial institution. The Company invests its excess cash in debt instruments of the U.S. Treasury, governmental agencies and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that attempt to maintain safety and liquidity. The Company has not experienced any significant losses on its cash equivalents or short-term investments.

   Inventory

  Inventory is stated at the lower of cost, principally standard costs, which approximate actual costs on a first-in, first-out basis, or market. The Company recorded charges to reduce the carrying costs of inventory totaling $897,000 and $504,000 for the years ended December 31, 1997 and 1998, respectively. The reduction in the value of the inventory was primarily due to the discontinuance of certain product lines, which was the result of the development and introduction of new products. For the year ended December 31, 1997 we also incurred a loss on purchase commitments totaling $582,000 to purchase inventory used in the production of the discontinued product lines, which had not yet been received by December 31, 1997. Such commitments are included in accrued liabilities. All such reductions to inventory value and losses on revenue commitments for the years ended December 31, 1997 and 1998 are included in cost of revenues.

                        COPPER MOUNTAIN NETWORKS, INC.

   Property and Equipment

  Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets, ranging from three to seven years, using the straight-line method.

   Revenue Recognition

  The Company recognizes revenue from product sales upon shipment or, in some cases, on customer receipt if collection of the resulting receivable is probable and product returns can be reasonably estimated. Sales returns are estimated based on historical experience and management's expectations and are recorded at the time product revenue is recognized.

  Revenue from service and support arrangements is recognized ratably as services are performed. Annual service and support arrangements can be purchased by customers for products no longer under warranty and are billed quarterly.

  The Company may extend limited stock rotation, product return and price protection rights to certain distributors and resellers. The Company may not be able to estimate product returns if the relationship with the distributor is new or if there is limited historical basis to determine product returns. Deferred revenue, which is included in accrued liabilities, represents the margin on shipments of products to distributors or resellers that will be recognized when the Company can reasonably estimate product returns.

   Research and Development Costs

  Costs incurred in connection with research and development are charged to operations as incurred.

   Software Costs

  Software product development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of cost or net realizable value. Through December 31, 1998, no significant amounts were expended subsequent to reaching technological feasibility.

   Impairment of Long-Lived Assets

  The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. Should an impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset over the asset's fair value or discounted estimates of future cash flows. The Company has identified no such impairment losses. Substantially all of the Company's long-lived assets are located in the United States.

   Warranty Reserves

  The Company provides limited warranties on certain of its products for periods of up to one year. The Company recognizes warranty reserves when products are shipped based upon an estimate of total warranty costs, and such reserves are included in current liabilities.

   Income Taxes

  Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement bases

                        COPPER MOUNTAIN NETWORKS, INC.

and the tax bases of assets and liabilities using enacted tax rates. A valuation allowance is established to reduce a deferred tax asset to the amount that is expected more likely than not to be realized.

  The provision for income taxes for the three months ending March 31, 1999 is based on an estimate of the effective tax rate for the entire year.

   Stock Based Compensation

  The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method and provides pro forma disclosures of net loss and net loss per share as if the fair value method had been applied in measuring compensation expense (See Note 5). Options or stock awards issued to non-employees are valued using the fair value method and expensed over the period services are provided.

   Net Loss Per Share and Pro Forma Stockholders' Equity

  Historical basic and diluted net loss per share has been computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," using the weighted-average number of shares of common stock outstanding during the period. Options, warrants, and preferred stock were not included in the computation of diluted net loss per share because the effect would be anti-dilutive.

  Pro forma net loss per share has been computed as described above and also gives effect to common equivalent shares from preferred stock that will automatically convert upon the closing of the Company's initial public offering (using the as-if-converted method). If the offering contemplated by this Prospectus is consummated, all of the convertible preferred stock outstanding as of the closing date will automatically be converted into an aggregate of 15,334,824 shares of common stock based on the shares of convertible preferred stock outstanding at December 31, 1998. Unaudited pro forma stockholders' equity at December 31, 1998, as adjusted for the conversion of the convertible preferred stock, is disclosed on the balance sheet.

  Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common shares issued in each of the periods presented for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No such shares have been issued.

  A reconciliation of shares used in the calculation of historical and pro forma basic and diluted net loss per share attributable to common shareholders is as follows:

                                                           THREE MONTHS ENDED
                                     DECEMBER 31,               MARCH 31,
                              -------------------------- -----------------------
                               1996    1997      1998       1998        1999
                              ------- ------- ---------- ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
Weighted average shares
 outstanding................  186,938 705,236  1,333,036  1,068,260   2,208,833
Adjustment to reflect the
 assumed conversion of
 outstanding preferred
 stock......................      --      --  15,334,824        --   15,334,824
                              ------- ------- ----------  ---------  ----------
Shares used in computing pro
 forma basic and diluted net
 loss per common share......  186,938 705,236 16,667,860  1,068,260  17,543,657
                              ======= ======= ==========  =========  ==========

  Dilutive securities include options, warrants, preferred stock as if converted and restricted stock subject to vesting. Potentially dilutive securities totaling 6,933,441, 13,812,858 and 20,442,440 for the years ended December 31, 1996, 1997 and 1998, respectively, and 13,826,375 and 21,169,739 for the three month periods ended March 31, 1998 and 1999, respectively, were excluded from historical basic and diluted earnings per share because of their anti-dilutive effect.

                        COPPER MOUNTAIN NETWORKS, INC.

   Recapitalization

  In November 1998, the Company filed a Certificate of Amendment to its Articles of Incorporation to effect a three for two forward stock split of all outstanding shares of common stock and stock options. The Amended and Restated Certificate of Incorporation increases the authorized stock of the Company such that the Company is authorized to issue 10,602,464 shares of no par value preferred stock, and 29,397,536 shares of no par value common stock. The conversion ratio of the Company's preferred stock is automatically modified to reflect this common stock split. All common shares, common stock options and related per share data in the accompanying financial statements have been adjusted retroactively to give effect to the stock split.

   New Accounting Standards

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income. There was no difference between the Company's net loss and its total comprehensive loss for the years ended December 31, 1996, 1997 and 1998.

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). This standard requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage and amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company has adopted the provisions of SOP 98-1 during the three months ended March 31, 1999 with no material effect.

  In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities"(SOP 98-5). This standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company has adopted the provisions of SOP 98-5 during the three months ended March 31, 1999 with no material effect.

                        COPPER MOUNTAIN NETWORKS, INC.

2. COMPOSITION OF CERTAIN BALANCE SHEET CAPTIONS

                                               DECEMBER 31,
                                          -----------------------   MARCH 31,
                                             1997        1998         1999
                                          ----------  -----------  -----------
                                                                   (UNAUDITED)
Inventory:
  Raw materials.......................... $  332,000  $ 2,582,000  $2,636,000
  Work in process........................        --       790,000   1,178,000
  Finished goods.........................     51,000    1,296,000   1,253,000
                                          ----------  -----------  ----------
                                          $  383,000  $ 4,668,000  $5,067,000
                                          ==========  ===========  ==========
Property and Equipment:
  Laboratory equipment and software...... $  868,000  $ 2,265,000  $3,258,000
  Computer equipment and software........  1,296,000    1,885,000   2,291,000
  Office furniture and equipment.........    360,000      840,000     950,000
                                          ----------  -----------  ----------
                                           2,524,000    4,990,000   6,499,000
Less accumulated depreciation and
 amortization............................   (619,000)  (1,776,000) (2,260,000)
                                          ----------  -----------  ----------
                                          $1,905,000  $ 3,214,000  $4,239,000
                                          ==========  ===========  ==========
Accrued Liabilities:
  Accrued compensation................... $  294,000  $   621,000    $946,000
  Accrued vacation.......................    278,000      493,000     408,000
  Accrued warranty.......................      2,000      418,000     685,000
  Accrued purchase commitments...........    582,000          --          --
  Other..................................    279,000      687,000   1,454,000
                                          ----------  -----------  ----------
                                          $1,435,000  $ 2,219,000  $3,493,000
                                          ==========  ===========  ==========

3. SHORT-TERM BANK BORROWINGS

  In August 1998, the Company entered into a $4,000,000 line of credit agreement with a bank which allows it to borrow an amount equal to 80% of eligible accounts receivable plus the lesser of 25% of the Company's eligible inventory or $500,000. Interest accrues at the bank's prime rate plus .25% (8.0% at December 31, 1998). The credit agreement includes covenants, which, among other things, require the Company to maintain stated net worth amounts plus specific liquidity and long-term solvency ratios. The line of credit expires on August 13, 1999. Amounts borrowed are secured by substantially all of the Company's assets. There were no borrowings outstanding as of December 31, 1998.

  In connection with this financing agreement, the Company granted warrants to the bank to purchase an aggregate of 25,000 shares of Series C convertible preferred stock at $4.75 per share. The warrants are exercisable for five years from the date of issuance. The estimated fair value of the warrants was approximately $21,000, which has been capitalized as debt issuance costs and is being amortized over the life of the financing agreement.

4. NOTES PAYABLE

  In August 1998, the Company entered into an equipment line of credit with a bank that allows the Company to borrow up to $1,000,000 for the purchase of equipment. All borrowings under the equipment line must be made before August 14, 1999, at which time all unpaid principal under such loan will be converted into a fully amortizing loan for a period of 36 months with a maturity date of August 14, 2002. As of December 31, 1998 there was $921,000 outstanding under the equipment line of credit.

                        COPPER MOUNTAIN NETWORKS, INC.

  In 1996, the Company entered into an equipment financing agreement with a bank and leasing company that allows the Company to borrow up to $1,000,000 for purchases of equipment. The notes are secured by the related equipment. As of December 31, 1998 the full amount of funds available under the equipment financing agreement was utilized.

  In connection with the equipment financing agreement, the Company agreed to make a final payment equal to 12.5% of the equipment financed at the end of the amortization period. Additionally, the Company granted warrants to the bank and leasing company to purchase an aggregate of 50,000 shares of Series A convertible preferred stock at $1.00 per share. The warrants are exercisable for the longer of ten years from the date of issuance or five years after an initial public offering. The estimated fair value of the warrants was approximately $18,000, which has been capitalized as debt issuance costs and is being amortized over the life of the equipment financing agreement.

  In December 1996, the Company received $2,500,000 in connection with a convertible bridge note payable that accrued interest at 8.0% per annum. During 1997, the note was converted into Series B convertible preferred stock at a rate of $3.39 per share.

  A summary of the notes payable is as follows:

                                                 DECEMBER 31,
                                             ---------------------   MARCH 31,
                                               1997        1998        1999
                                             ---------  ----------  -----------
                                                                    (UNAUDITED)
Bank and leasing company installment loans,
 with various maturity dates through
 December 2000, total monthly payments of
 $27,000 with interest rates ranging between
 8.99% and 9.76%, collateralized by
 equipment.................................. $ 771,000  $  504,000  $  508,000
Bank installment loan, with a maturity date
 of August 2002, interest only payments
 until August 1999 with a variable interest
 rate at the bank prime rate plus 0.25%,
 collateralized by equipment................       --      921,000   1,000,000
                                             ---------  ----------  ----------
                                               771,000   1,425,000   1,508,000
Less current portion........................  (267,000)   (395,000)   (497,000)
                                             ---------  ----------  ----------
                                             $ 504,000  $1,030,000  $1,011,000
                                             =========  ==========  ==========

  At December 31, 1998, future aggregate annual principal payments on the notes payable are $395,000, $519,000, $307,000 and $204,000 for 1999, 2000,
2001 and 2002, respectively.

5. STOCKHOLDERS' EQUITY

   Convertible Preferred Stock

  A summary of convertible preferred stock issued and outstanding at December 31, 1998 is as follows:

                                                           SHARES
                                                         ISSUED AND  LIQUIDATION
                                                         OUTSTANDING PREFERENCE
                                                         ----------- -----------
   Series A.............................................  2,723,000  $ 2,723,000
   Series B.............................................  1,852,063    6,279,000
   Series C.............................................  2,422,361   11,506,000
   Series D.............................................  3,225,806   25,000,000
                                                         ----------  -----------
                                                         10,223,230  $45,508,000
                                                         ==========  ===========

                        COPPER MOUNTAIN NETWORKS, INC.

  The Company has authorized for issuance 10,602,464 shares of preferred stock of which 2,773,000, 1,999,464, 2,530,000 and 3,300,000 shares have been authorized for Series A, Series B, Series C and Series D convertible preferred stock, respectively. At the option of the holder, the outstanding shares of Series A, Series B, Series C and Series D convertible preferred stock are convertible into common shares, subject to adjustment for antidilution, on a three-for-two basis. The preferred stockholders have voting rights equal to the common shares they would own upon conversion.

  The Series A and Series B convertible preferred stock will automatically convert into common shares upon the earlier of the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which the Company receives at least $5,000,000 in gross proceeds at a price of at least $5.00 per share, or on the date specified by written consent or agreement of the holders of 66 2/3% of the then outstanding shares of each of the Series A and Series B convertible preferred stock.

  The Series C convertible preferred stock will automatically convert into common shares upon the earlier of the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which the Company receives at least $10,000,000 in gross proceeds at a price of at least $9.50 per share, or on the date specified by written consent or agreement of the holders of 66 2/3% of the then outstanding shares of Series C convertible preferred stock.

  The Series D convertible preferred stock will automatically convert into common shares upon the earlier of the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which the Company receives at least $20,000,000 in gross proceeds at a price of at least $12.00 per share if the closing of such public offering occurs on or before March 30, 2000, and at a per share issuance price of at least $15.50 per share if the closing of such public offering occurs after March 30, 2000. Additionally, the Series D convertible preferred stock will automatically convert on the date specified by written consent or agreement of the holders of more than a majority of the then outstanding shares of Series D convertible preferred stock.

  In the event of a liquidation of the Company, holders of Series A, Series B, Series C and Series D convertible preferred stock are entitled to a liquidation preference of $1.00, $3.39, $4.75 and $7.75 per share, respectively, plus any declared but unpaid dividends on such shares. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the convertible preferred stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, the entire assets and funds of the corporation legally available for distribution shall be distributed ratably among the holders of the convertible preferred stock in proportion to the aggregate liquidation preferences of the respective shares, and ratably among the holders of that series in proportion to the amount of such stock owned by each such holder. Any remaining assets of the Company are to be distributed to the common stockholders.

  The holders of Series A, Series B, Series C and Series D convertible preferred stock are entitled to receive annual noncumulative dividends of $.08, $.27, $.38 and $.62 per share, respectively, when, as and if declared by the Board of Directors, prior and in preference to holders of common stock. As of December 31, 1998, no dividends have been declared.

   Common Stock

  The Company has issued 1,964,604 shares of common stock to the founders of the Company at prices ranging from $.03 to $.07 per share in exchange for promissory notes bearing interest at rates ranging from 5.5% to 10% and maturing March 12, 2000. The Company has the option to repurchase, at the original issue price, unvested shares in the event of termination of employment. In 1998, 238,001 unvested common shares were forfeited upon the termination of one of the founders. Shares issued under these agreements generally vest over four years. At December 31, 1998, 486,439 shares of common stock are subject to repurchase by the Company.

                        COPPER MOUNTAIN NETWORKS, INC.

   Stock Options

  In August 1996, the Company adopted the 1996 Equity Incentive Plan (the "Plan") and reserved 2,190,720 shares of common stock for grants under the Plan. The Company has amended the plan to reserve an additional 3,932,663 shares of common stock under the Plan. The Plan provides for the grant of incentive and nonstatutory stock options, stock bonuses and rights to purchase stock to employees, directors or consultants of the Company. The Plan provides that incentive stock options will be granted only to employees at no less than the fair value of the Company's common stock (no less than 85% of the fair value for nonstatutory stock options), as determined by the Board of Directors at the date of the grant. Options generally vest 25% one year from date of grant and ratably each month thereafter for a period of 36 months, and are exercisable up to ten years from date of grant.

  Certain option grants under the Plan are subject to an early exercise provision. Common shares obtained on early exercise of unvested options are subject to repurchase by the Company at the original issue price and will vest according to the respective option agreement. At December 31, 1998, 105,000 shares are subject to repurchase by the Company.

  The purchase price under each stock purchase agreement resulting from stock bonuses and purchase rights granted will be at no less than 85% of the fair value of the Company's common stock on the award date. Shares of stock sold or awarded under the Plan may be subject to repurchase by the Company.

  All stock option transactions are summarized as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                             NUMBER OF  EXERCISE
                                                              SHARES     PRICE
                                                             ---------  --------
    Granted................................................. 1,160,700   $  .07
    Exercised...............................................       --       --
    Cancelled...............................................       --       --
                                                             ---------
   Balance at December 31, 1996............................. 1,160,700   $  .07
    Granted................................................. 1,069,725   $  .23
    Exercised...............................................  (238,437)  $  .07
    Cancelled...............................................  (115,563)  $  .07
                                                             ---------
   Balance at December 31, 1997............................. 1,876,425   $  .16
    Granted................................................. 3,086,812   $  .66
    Exercised...............................................  (514,641)  $  .12
    Cancelled...............................................  (183,125)  $  .23
                                                             ---------
   Balance at December 31, 1998............................. 4,265,471   $  .52
    Granted (unaudited)..................................... 1,232,500   $10.22
    Exercised (unaudited)...................................  (534,933)  $  .16
    Cancelled (unaudited)...................................      (813)  $ 1.25
                                                             ---------
   Balance at March 31, 1999 (unaudited).................... 4,962,225   $ 2.97
                                                             =========

  As of December 31, 1996, 1997, and 1998 there were 735,450, 614,734 and
630,139, options, respectively, exercisable at weighted average exercise prices of $.07, $.08 and $.17, respectively.

                        COPPER MOUNTAIN NETWORKS, INC.

  The following table summarizes all options outstanding and exercisable by price range as of December 31, 1998:

                     OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
   ----------------------------------------------------------------------------
                                                  WEIGHTED             WEIGHTED
       RANGE OF                  WEIGHTED AVERAGE AVERAGE              AVERAGE
       EXERCISE        NUMBER       REMAINING     EXERCISE   NUMBER    EXERCISE
        PRICES       OUTSTANDING CONTRACTUAL LIFE  PRICE   EXERCISABLE  PRICE
   ----------------- ----------- ---------------- -------- ----------- --------
         $.07           455,144        7.84        $ .07     291,241     $.07
       $.23-$.32      2,950,827        9.20        $ .30     328,896     $.25
      $.53-$1.33        712,500        9.77        $ .82      10,002     $.53
         $5.00          147,000        9.96        $5.00         --       --

  The following table summarizes all options outstanding and exercisable by price range as of March 31, 1999 (unaudited):

                     OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
   ----------------------------------------------------------------------------
                                                  WEIGHTED             WEIGHTED
       RANGE OF                  WEIGHTED AVERAGE AVERAGE              AVERAGE
       EXERCISE        NUMBER       REMAINING     EXERCISE   NUMBER    EXERCISE
        PRICES       OUTSTANDING CONTRACTUAL LIFE  PRICE   EXERCISABLE  PRICE
   ----------------- ----------- ---------------- -------- ----------- --------
         $.07           195,138        7.61        $  .07     55,374    $  .07
       $.23-$.32      2,688,340        9.02        $  .31    198,802    $  .29
      $.53-$1.33        699,247        9.53        $  .83      5,001    $  .53
      $5.00-$7.00       538,500        9.80        $ 6.45        --        --
     $8.50-$12.00       841,000        8.55        $11.72    180,000    $12.00

   Stock Based Compensation

  The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" to account for their employee stock option plans. Under APB No. 25, when the exercise price of the Company's employee stock options equals the fair value price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements. In previously issued financial statements the Company estimated the deemed fair value of its common stock in connection with the accounting for stock options granted during the three years ended December 31, 1998 and the three months ended March 31, 1999, which resulted in the Company recording deferred compensation of $1,117,000, with respect to certain options granted during 1998. During April 1999, in conjunction with the Company's initial public offering registration statement, the Company revised the estimates of the deemed fair value of its common stock at various dates and has recognized additional deferred compensation of $1,813,000, $2,429,000 and $10,011,000 during the three years ended December 31, 1998, respectively and $234,000 for the three months ended March 31, 1999. The deferred compensation is being amortized to expense in accordance with FASB Interpretation No. 28 over the vesting period of the individual options, generally four years.

  Had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net loss would have increased to the pro forma amounts indicated below:

                                                  DECEMBER 31,
                                      ---------------------------------------
                                         1996          1997          1998
                                      -----------  ------------  ------------
   Net loss as reported.............. $(2,181,000) $(11,016,000) $(10,331,000)
   Pro forma net loss under SFAS No.
    123..............................  (2,185,000)  (11,161,000)  (10,844,000)
   Pro forma basic and diluted net
    loss under SFAS No. 123.......... $    (11.69) $     (15.83) $      (8.13)

                        COPPER MOUNTAIN NETWORKS, INC.

  The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted-average assumptions: no dividend yield; risk free interest rate of 5.7% to 6.5%; and expected life for the option of five years.

  The weighted-average estimated fair value of employee stock options granted during 1996, 1997 and 1998 was $.02, $.06 and $.16 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the vesting period.

   Warrants

  In January 1997, the Company entered into an agreement with a corporate partner, whereby the two companies exchanged certain technology and services. In addition, the Company issued a warrant to such corporate partner to purchase 147,401 shares of Series B convertible preferred stock at a price of $3.39 per share. The warrant is exercisable for four years following the date of issuance. The estimated fair value of the warrant was $88,000, which has been capitalized as an intangible asset and is being amortized over the two-year term of the agreement.

   Common Shares Reserved for Future Issuance

  At December 31, 1998, common shares reserved for future issuance consist of the following:

   Conversion of convertible preferred stock......................... 15,334,824
   Preferred stock warrants..........................................    355,706
   Shares reserved for future option exercises.......................  5,370,305
                                                                      ----------
                                                                      21,060,835
                                                                      ==========

6. COMMITMENTS

  The Company leases its facilities under noncancelable operating leases expiring in 2001. The leases contain renewal options and are subject to cost increases. Included in the minimum payments under the noncancelable operating leases for the year ending December 31, 1999 is $147,000 due from the sub-lease of certain facilities. Rent expense totaled $69,000 $219,000 and $501,000 for the period from March 11, 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998, respectively.

  Future minimum payments under the noncancelable operating leases and equipment under capital leases consist of the following at December 31, 1998:

                                                          OPERATING   CAPITAL
                                                            LEASES     LEASES
                                                          ---------- ----------
   Year ending December 31,
     1999................................................ $  791,000 $  471,000
     2000................................................    928,000    471,000
     2001................................................    568,000    443,000
     2002................................................    156,000     98,000
     2003................................................    106,000        --
                                                          ---------- ----------
   Total minimum lease payments.......................... $2,549,000  1,483,000
                                                          ==========
   Less amount representing interest.....................              (160,000)
                                                                     ----------
   Total present value of minimum payments...............             1,323,000
   Less current portion..................................              (388,000)
                                                                     ----------
   Non-current portion...................................            $  935,000
                                                                     ==========

                        COPPER MOUNTAIN NETWORKS, INC.

  During September 1997, the Company entered into a capital lease agreement, which allows for the Company to borrow up to $1,750,000 to finance capital expenditures. As of December 31, 1998, the Company has $116,000 available for future borrowings under the capital lease agreement. Equipment held under the capital leases totaled $327,000 and $1,743,000 and the related accumulated amortization totaled $45,000 and $559,000 at December 31, 1997 and 1998, respectively. The obligations under the capital leases are secured by the related equipment.

  In conjunction with the capital lease agreement, the Company issued a warrant to the lessor to purchase 14,737 shares of Series C convertible preferred stock at a price of $4.75 per share. The warrant is exercisable for the longer of ten years from the date of issuance or five years after an initial public offering. The estimated fair value of the warrant was $25,000, which has been capitalized as debt issuance costs and is being amortized over the life of the financing agreement.

7. INCOME TAXES

  Significant components of the Company's deferred tax assets as of December 31, 1997 and 1998 are shown below. A valuation allowance of $7,781,000 has been recorded at December 31, 1998 to offset the net deferred tax assets as realization is uncertain.

                                                           DECEMBER 31,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------
   Deferred tax liability:
     Depreciation.................................... $   (21,000) $   (12,000)
   Deferred tax assets:
     Tax credit carryforwards........................     571,000    1,185,000
     Net operating loss carryforwards................   4,000,000    5,757,000
     Other, net......................................     456,000      851,000
                                                      -----------  -----------
   Total deferred tax assets.........................   5,027,000    7,793,000
   Valuation allowance...............................  (5,006,000)  (7,781,000)
                                                      -----------  -----------
   Net deferred tax assets........................... $       --   $       --
                                                      ===========  ===========

  The Company had federal and California tax net operating loss carryforwards at December 31, 1998 of approximately $14,368,000 and $15,168,000, respectively. The federal and California tax loss carryforwards will begin to expire in 2011 and 2004, respectively, unless previously utilized. The Company also has federal and California research tax credit carryforwards of approximately $876,000 and $475,000, respectively, which will begin to expire in 2011 unless previously utilized.

  Pursuant to Internal Revenue Service Code Sections 382 and 383, use of the Company's net operating loss carryforwards may be limited because of a cumulative change in ownership of more than 50% which occurred in prior years. However, the Company does not believe such limitations will have a material impact on the Company's ability to use these carryforwards.

8. EMPLOYEE SAVINGS PLAN

  The Company has a 401(k) plan, which allows participating employees to contribute up to 15% of their salary, subject to annual limits. The Board of Directors may, at its sole discretion, approve Company contributions. No such contributions have been approved or made.

                        COPPER MOUNTAIN NETWORKS, INC.

9. RELATED PARTY TRANSACTIONS

  At December 31, 1998, the Company had a note receivable from an officer with a face value of $1,000,000 included in other assets. This note was issued in connection with the officer's employment and relocation agreement. The note bears no interest, is secured by the officer's residence and is due at the earlier of March 30, 2003, or 15 days from the date the officer ceases to be an employee of the Company.

10. RECENT EVENTS

  In April 1999, the Company reincorporated as a Delaware corporation. The authorized shares of the Company was set at 100,000,000 shares of common stock ($.001 par value) and 5,000,000 shares of preferred stock ($.001 par value). Under the restated certificate, the board has the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock. All common share data in the accompanying financial statements have been adjusted retroactively to give effect to the reincorporation.

  In February 1999, the Company adopted the 1999 Employee Stock Purchase Plan. The purchase plan is intended to qualify under Section 423 of the Internal Revenue Code. A total of 300,000 shares of common stock are reserved for issuance under the purchase plan. The price of shares purchased under the purchase plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower.

  In March 1999, the Company entered into an operating lease for its San Diego operations. The lease has a commencement date of June 1, 1999 with an initial term of six years. The Company has one option to extend the lease term for a period of five years. Initial future minimum lease payments total $1,356,000 per year.

  In March 1999, the Company adopted the 1999 Non-Employee Directors' Stock Option Plan to provide for the automatic grant of options to purchase shares of common stock to non-employee directors. A total of 360,000 shares have been reserved for issuance under this plan. As of March 31, 1999, 180,000 options had been granted under this plan at a exercise price of $12.00 per share.

  In March 1999, the Company amended the 1996 Equity Incentive Plan to reserve for an additional 1,750,000 shares for future grants.

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